UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 21, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 21, 2009 of Global Ship Lease, Inc. (the “Company”) reporting that the Company has amended its credit facility. The amended credit facility is attached hereto as Exhibit II.

The amended credit facility includes the following material amendments:

•

The Leverage Ratio (or loan to value) covenant requiring the Company, upon request of the facility agent, to repay borrowings (or deliver additional collateral) to the extent required to ensure a Leverage Ratio of less than or equal to 75% will not apply until the Leverage Ratio is first tested after the expiry of the Waiver Period (April 30, 2009 to and including November 30, 2010). Consequently, the first such test is scheduled to be as at April 30, 2011.

•

The $82 million purchase of containership CMA CGM Berlioz would be funded by (i) up to $42 million drawing under the credit facility (ii) no less than $20 million of available cash and (iii) the balance of no more than $20 million as a newly created Over Advance Portion borrowing (the “OAP Loan”) under the credit facility.

•

The first repayment of the OAP Loan will be due in November 2009 and be in an amount equal to free cash in excess of $20 million as determined as at the end of October 2009. The second payment will be due in February 2010 on the same basis, with free cash determined as at the end of January 2010. The OAP Loan must be fully repaid by June 30, 2010.

•	After the Berlioz funding, all undrawn commitments under the credit facility will be cancelled with the effect of converting the credit facility to a term loan.

•	The lenders’ obligation to provide the OAP Loan is subject to the following conditions:

•

CMA CGM agreeing to defer redemption of the $48 million preferred shares to commence after the final maturity of the credit facility (which is August 14, 2016). Warrant proceeds can be used for redemption as provided by the current terms of the preferred shares. Dividends on the preferred shares will continue in accordance with the current terms of the preferred shares.

•	CMA CGM agreeing to not reduce its holding of common shares below the current level of approximately 24.4 million shares during the Waiver Period.

•

Borrowings under the credit facility will be repaid quarterly commencing June 30, 2010 by cash sweep of free cash in excess of $20 million determined as at the previous month end subject to a minimum of $40 million repayment per annum on a rolling trailing basis, so long as the Leverage Ratio is (or assumed to be) above 75%. When the Leverage Ratio becomes 75% or less, repayments will be set at $10 million per quarter which is the amount deemed to be the scheduled repayment of bank borrowings for the purposes of determining the EBITDA to Debt Service Ratio.

•	No additional indebtedness is permitted until the OAP Loan is repaid in full, other than for the purpose of financing the purchase of the two contracted vessels from German interests.

•

Until April 30, 2011, no valuation of the vessels is required to be provided to the lenders and the Leverage Ratio will not be tested at the otherwise scheduled testing dates. Until the Leverage Ratio is first tested, it is assumed to be in excess of 100%. Valuations are to be provided, if available, during April 2011 for Leverage Ratio testing as at April 30, 2011. Thereafter, the Leverage Ratio is to be tested, provided valuations are available, in April and November of every year.

•

If no valuations are available from any of the approved brokers, then the Leverage Ratio will be assumed to be in excess of 100%. If only one valuation is available then it will be used to assess the Leverage Ratio until a second valuation, to be sought monthly, is available from one of the other approved brokers in which case this and the previous single valuation will be averaged.

•	Dividends on common shares are not permitted during the Waiver Period and thereafter so long as the Leverage Ratio exceeds (or is assumed to exceed) 75%.

•

Margin is fixed at 3.50% until the Leverage Ratio is first tested after the Waiver Period. Thereafter, margin is as follows: up to 65% Leverage Ratio - 2.50%, above 65% and up to 75% Leverage Ratio - 3.00% and above 75% Leverage Ratio - 3.50%.

•

If any additional capital is raised, 25% of such additional capital, net of expenses, is required to be used to prepay borrowings under the credit facility. This provision terminates when the repayment profile of the credit agreement reduces to 18 years or lower, based on the market value weighted average age of the vessels.

•

In the event of a sale of a vessel or the total loss or total constructive loss of a vessel, the proceeds received from such sale or total loss or total constructive loss are required to be used to prepay borrowings under the credit facility.

•	An amendment fee of $1.5 million has been paid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 21, 2009	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contact:

Michael Cimini

The IGB Group

212-477-8261

Global Ship Lease Amends $800 Million Credit Facility

LONDON, August 21, 2009 – Global Ship Lease, Inc. (NYSE: GSL, GSL.U GSL.WS), a containership charter owner, announced today that the Company has agreed an amendment to its $800 million credit facility.

Under the terms of the amended credit facility, the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Further, Global Ship Lease will be able to borrow sufficient funds under the credit facility to allow for the purchase of the CMA CGM Berlioz, a 2001-built 6,627 TEU container vessel that is scheduled to be delivered later this month. Amounts borrowed under the amended credit facility will bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio.

In connection with the amended credit facility, undrawn commitments of approximately $200 million will be cancelled after the purchase of the CMA CGM Berlioz and Global Ship Lease will suspend dividends to common shareholders, using its cash flow to prepay borrowings under the credit facility. Global Ship Lease will be able to resume dividend payments once loan-to-value is at or below 75%, at which point the prepayment of borrowings becomes fixed at $10 million per quarter. As part of the amendment, CMA CGM has agreed to defer redemption of the $48 million preferred shares it holds until after the final maturity of the credit facility in August 2016 and to retain its current holding of common shares in Global Ship Lease until at least November 30, 2010.

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “We are pleased to have finalized an amendment to our $800 million credit facility during a time when the container shipping industry is facing significant challenges and containership values have experienced substantial declines. Global Ship Lease’s robust business model, focused on generating stable revenues and cash flows, supports our amended facility. With this agreement, we have accomplished important strategic objectives. First, by aggressively paying down debt, we have enhanced our position to emerge from this unprecedented market downturn as a stronger company. Second, by waiving the loan-to-value covenant, we have insulated the Company through April 2011 against what is likely to be a continuing period of depressed asset prices. And third, we have enabled the accretive purchase of the CMA CGM Berlioz, which is committed to a non-cancellable 12 year long-term time charter, growing the Company’s contracted revenue stream to approximately $156 million a year.”

Mr. Webber concluded, “In a challenging global container shipping market, all of our time charters continue to perform as expected. Our present fleet of 16 vessels has an average remaining time charter duration of 10 years, representing total contracted revenue of $1.6 billion. Two of our vessels come up for charter renewal at the end of 2012; the only renewals in the next seven years. We intend to maintain our focus on preserving our financial strength for the long term benefit of the Company and its shareholders.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to purchase CMA CGM Berlioz by September 30, 2009 for $82 million from CMA CGM, contingent on financing. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 6.1 years and an average remaining charter term of approximately eight years. All of the vessels, including those contracted for future delivery, are fixed on long-term charters.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

– future operating or financial results;

– expectations regarding the strength of the future growth of the container shipping industry, including the rate of annual demand and supply growth;

– future payments of dividends and the availability of cash for payment of dividends;

– Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the impact of constraints under its credit facility;

– future acquisitions, business strategy and expected capital spending;

– operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

– general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

– the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

– Global Ship Lease’s ability to meet financial covenants and repay its credit facility;

– assumptions regarding interest rates and inflation;

– changes in the rate of growth of global and various regional economies;

– risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive loss;

– Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two newbuildings to be purchased from German interests in the fourth quarter 2010 and other general corporate activities;

– estimated future capital expenditures needed to preserve its capital base;

– Global Ship Lease’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

– Global Ship Lease’s continued ability to enter into or re-new long-term, fixed-rate charters;

– the continued performance of existing long-term, fixed-rate charters;

– Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

– changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

– expectations about the availability of insurance on commercially reasonable terms;

– unanticipated changes in laws and regulations including taxation; and

– potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

###

EXHIBIT II

EXECUTION VERSION

AMENDMENT AND RESTATEMENT AGREEMENT

DATED AUGUST 20, 2009

BETWEEN

GLOBAL SHIP LEASE, INC.

THE COMPANIES LISTED IN PART 1 OF SCHEDULE 1 OF THE CREDIT AGREEMENT

OR ACCEDING THERETO

as Original Borrowers

FORTIS BANK (NEDERLAND) N.V.

CITIGROUP GLOBAL MARKETS LIMITED

HSH NORDBANK AG

DNB NOR BANK ASA

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

as Mandated Lead Arrangers

FORTIS BANK (NEDERLAND) N.V.

as Facility Agent

relating to a US$800,000,000 credit facility agreement dated 10 December 2007

(as amended pursuant to addendum no. 1 dated 10 December 2007, waiver letter dated 19

March 2008, further conditions letter dated 27 June 2008 and addendum no. 2 dated 10

February 2009)

Allen & Overy LLP

CONTENTS

		Page
Clause

1.	Interpretation	2
2.	Amendments	2
3.	Representations	2
4.	Fees and Expenses	3
5.	Consents	4
6.	Miscellaneous	4
7.	Counterparts	4
8.	Governing law and Jurisdiction	4

Schedule

1.	Conditions Precedent Documents	5
2.	Amended and Restated Credit Agreement	6
3.	Form of Effective Date Notice	146
4.	Borrowers and Lenders	147
	Part 1 Original Borrowers	147
	Part 2 Lenders	148

Signatories		107

THIS AGREEMENT is dated August 20, 2009

BETWEEN:

(1)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Representative Borrower);

(2)	THE COMPANIES listed in Schedule 4, Part 1 to this Agreement with registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, for the Marshall Islands Borrowers, at 16 Pantelis Catelaris Street, Diagoras House 7th Floor, 1097 Nicosia, Cyprus for the Cypriot Borrowers and at 788/790 Finchley Road, London, NW11 7TJ for GSLS (each an Original Borrower and together with the Representative Borrower, the Borrowers);

(3)	FORTIS BANK (NEDERLAND) N.V., CITIGROUP GLOBAL MARKETS LIMITED, HSH NORDBANK AG, DNB NOR BANK ASA and SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH as mandated lead arrangers (in this capacity the Mandated Lead Arrangers);

(4)	THE FINANCIAL INSTITUTIONS listed in Schedule 4, Part 2 to this Agreement (the Lenders); and

(5)	FORTIS BANK (NEDERLAND) N.V. as facility agent and, in relation to the Security Documents, security trustee (in these capacities the Facility Agent) of Blaak 555, 3011 GB, Rotterdam, The Netherlands acting for the purpose of this Addendum No.1 through its office at Coolsingel 93, P.O. Box 749, 3000 AS Rotterdam, The Netherlands.

BACKGROUND

(A)	The parties to this Agreement have entered into a US$800,000,000 revolving credit facility agreement dated 10 December 2007, as amended pursuant to an Addendum No.1 dated 10 December 2007, the waiver letter dated 19 March 2008, the further conditions letter dated 27 June 2008 and Addendum No. 2 dated 10 February 2009 (the Credit Agreement).

(B)	The parties to this Agreement have now agreed to further amend the Credit Agreement as contemplated by this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

(a)	In this Agreement:

Conditions Precedent Documents means the documents set out in Schedule 1 (Conditions precedent documents).

Effective Date has the meaning given to that term in Clause 2(a) of this Agreement.

(b)	Capitalised terms defined in this Agreement have, unless expressly defined in this Agreement, the same meaning herein as given to those terms in the Credit Agreement as amended by this Agreement.

1.2	Construction

The principles of construction set out in Clause 1.2 of the Credit Agreement will have effect as if set out in this Agreement, mutatis mutandis.

2.	AMENDMENTS

(a)	Subject to the Facility Agent notifying the Representative Borrower and the Lenders in the form of notice set out in Schedule 3 (Form of Effective Date Notice) that it has received all of the Conditions Precedent Documents in form and substance satisfactory to the Facility Agent on or prior to 31 August 2009 (the date of such notice being the Effective Date), the Credit Agreement will be amended from the Effective Date so that it reads as if it were restated in the form set out in Schedule 2 (Restated Credit Agreement). The Facility Agent must give such notification as soon as reasonably practicable following its receipt of the Conditions Precedent Documents in form and substance satisfactory to it.

(b)	The parties to this Agreement further agree that with the effect from the Effective Date:

(i)	the provisions of Clause 3.2 of Addendum No. 2 shall not apply; and

(ii)	the revolving credit facility under the Credit Agreement will become a term loan facility, pursuant to which Loans will not be repayable at the expiry of their Term but will be repayable in instalments in accordance with the provisions of Clause 5 of the Credit Agreement. In any event the Over Advance Portion shall be repaid in full no later than on the Over Advance Portion Final Maturity Date and the other Loans shall be repaid in full on the Final Maturity Date.

(c)	If the notification referred to in paragraph (a) above has not been given by 31 August 2009, the Credit Agreement will not be amended in the manner contemplated by this Agreement.

3.	REPRESENTATIONS

3.1	Representations

The representations set out in this Clause are made by each Borrower on the date of this Agreement and on the Effective Date to each Finance Party.

3.2	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, this Agreement and the transactions contemplated by this Agreement.

3.3	Legal validity

(a)	Subject to any general principles of law limiting its obligations and referred to in any legal opinion delivered under Schedule 1 (Conditions precedent documents), this Agreement constitutes its legally binding, valid and enforceable obligation.

(b)	This Agreement is in the proper form for its enforcement in the jurisdiction of its incorporation.

3.4	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, this Agreement do not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

3.5	Authorisations

All authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, this Agreement have been obtained or effected (as appropriate) and are in full force and effect.

3.6	Shareholding of CMA CGM in the Representative Borrower

CMA CGM is a legal and beneficial owner of 20,478,650 class A common shares and 3,934,050 class B common shares in the Representative Borrower.

3.7	Credit Agreement

Each Borrower makes the representations and warranties set out in clause 14 (Representations) of the Credit Agreement on the date of this Agreement and on the Effective Date, in each case as if references to the Credit Agreement are references to the Credit Agreement, as amended and restated by this Agreement, with reference to the facts and circumstances then existing.

4.	FEES AND EXPENSES

4.1	Amendment Fee

The Representative Borrower must, on or prior to the Effective Date, pay to the Facility Agent for and on behalf of the Lenders an amendment fee calculated at the rate of 0.25 per cent. of the Commitments of the Lenders following the utilisation of the Berlioz Loan and the Over Advance Portion and the cancellation of the undrawn Commitments.

4.2	Expenses

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of this Agreement.

4.3	Taxes

(a)	All payments to be made under this Agreement must be made exclusive of any VAT or other tax and free and clear of any withholding or deduction.

(b)	If any withholding or deduction is required by law, the amount of the payment due from the Borrowers must be increased by an amount which (after making the deduction) leaves an amount equal to the payment which would have been made if no deduction had been made.

5.	CONSENTS

Each Borrower:

(a)	agrees to the amendment and restatement of the Credit Agreement as contemplated by this Agreement; and

(b)	with effect from the Effective Date, confirms that any guarantee or security given by it or created under a Finance Document will:

(i)	continue in full force and effect; and

(ii)	extend to the liabilities and obligations of the Borrowers to the Finance Parties under the Finance Documents as amended by this Agreement.

6.	MISCELLANEOUS

(a)	Each of this Agreement and the Credit Agreement, as amended and restated by this Agreement, is a Finance Document.

(b)	Subject to the terms of this Agreement, the Credit Agreement will remain in full force and effect and, from the Effective Date, the Credit Agreement and this Agreement will be read and construed as one document.

7.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8.	GOVERNING LAW AND JURISDICTION

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

(b)	Clause 37 of the Credit Agreement shall apply to this Agreement as if set out in full herein.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

CONDITIONS PRECEDENT DOCUMENTS

The parties shall have received each of the following documents:

(a)	this Agreement duly executed by each party thereto;

(b)	board resolutions in respect of each of the Borrowers approving the changes contemplated by this Agreement and authorising the execution of this Agreement;

(c)	shareholder consents in respect of the Representative Borrower, GSL Alcazar Inc. and GSL Château D’If Inc. approving the changes contemplated by this Agreement;

(d)	a copy of a certificate from an officer of the Borrowers stating the relevant constitutional documents provided pursuant to the Credit Agreement remain in full force and effect and have not been modified, supplemented, revoked or superseded;

(e)	copies of any powers of attorney duly executed by each of the parties to this Agreement or other evidence of authority to sign this Agreement;

(f)	a legal opinion of Allen & Overy LLP, London as English legal advisors to the Lenders, addressed to the Facility Agent as agent for itself and on behalf of the Lenders;

(g)	a legal opinion of Seward & Kissel, as Marshall Islands legal advisors to the Lenders, addressed to the Facility Agent as agent for itself and on behalf of the Lenders;

(h)	a legal opinion of Chrysses Demetriades & Co, LLC, as Cypriot legal advisors to the Lenders, addressed to the Facility Agent as agent for itself and on behalf of the Lenders; and

(i)	any fees then due and payable to or for the benefit of the Lenders including, without limitation, the amendment fee referred to in Clause 4.1 have been paid in full to, and received by, the Facility Agent.

SCHEDULE 2

AMENDED AND RESTATED CREDIT AGREEMENT

AGREEMENT

(as amended by Addendum No.1 dated 10 December 2007, Waiver Letter dated 19 March 2008,

Further Conditions Letter dated 27 June 2008, Addendum No.2 dated 10 February 2009 and as amended and restated by an Amendment and Restatement Agreement dated 20 August 2009)

DATED 10 DECEMBER 2007

US$800,000,000

CREDIT FACILITY

For

GLOBAL SHIP LEASE, INC.

THE COMPANIES LISTED IN PART 1 OF SCHEDULE 1

as Original Borrowers

with

FORTIS BANK (NEDERLAND) N.V.

CITIGROUP GLOBAL MARKETS LIMITED

HSH NORDBANK AG

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

DNB NOR BANK ASA

as Mandated Lead Arrangers

with

FORTIS BANK (NEDERLAND) N.V.

as Facility Agent

		Page
Schedule

1.	Original Parties	107
2.	Initial Conditions Precedent Documents	111
	Part 1 Initial Conditions Precedent Documents	111
	Part 2 Identified Vessel Conditions Precedent Documents	114
	Part 3 Additional Vessel Conditions Precedent	118
3.	Conditions Subsequent to Drawing	122
4.	Payments	123
	Part 1 Form of Request	123
	Part 2 Payment Advise	124
5.	Calculation of the Mandatory Cost	125
6.	Form of Transfer Certificate	127
7.	Compliance Certificate	129
8.	EBITDA to Debt Service Compliance Certificate	130
	Part 1 Compliance Certificate for a New Vessel Which is Not to be an Additional Vessel	130
	Part 2 Compliance Certificate for Determination of Acceptable Charter	131
9.	Acceptable Charterers	132
10.	Approved Flag States	133
11.	Form of Borrower Accession Agreement	134

Appendix

1.	Form of General Assignment	135
2.	Form of DPP	136
3.	Form of Swap Agreement Assignment	137
4.	Form of Manager’s Undertaking	138
5.	Form of Retention Account Charge	139
6.	Form of Earnings Account and Operating Account Charge	140
7.	Form of Mortgage	141
	Part 1 Form of Cypriot Mortgage	141
	Part 2 Form of Panamanian Mortgage	141
8.	Pledge of Shares	142
	Part 1 Form of Cypriot Pledge
	Part 2 Form of Marshall Islands Pledge

Signatories		107

THIS AGREEMENT is dated 10 December 2007 as amended by Addendum No.1 dated 10 December 2007, Waiver Letter dated 19 March 2008, Further Conditions Letter dated 27 June 2008, Addendum No.2 dated 10 February 2009 and as amended and restated on 20 August 2009 by the Amendment and Restatement Agreement and is made BETWEEN:

(1)	GLOBAL SHIP LEASE, INC., a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the Representative Borrower);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (Original Parties) each of which is a corporation or a limited liability company formed according to the law of the country indicated against its name in Part 1 of Schedule 1 (Original Parties), with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, for the Marshall Islands Borrowers, at 16 Pantelis Catelaris Street, Diagoras House 7th Floor, 1097 Nicosia, Cyprus for the Cypriot Borrowers and at 788/790 Finchley Road, London, NW11 7TJ for GSLS (each an Original Borrower and together with the Representative Borrower, the Original Borrowers);

(3)	FORTIS BANK (NEDERLAND) N.V., CITIGROUP GLOBAL MARKETS LIMITED, HSH NORDBANK AG, DNB NOR BANK ASA AND SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH as mandated lead arrangers (in this capacity the Mandated Lead Arrangers);

(4)	THE FINANCIAL INSTITUTIONS listed in Part 3 of Schedule 1 (Original Parties) as current lenders (the Current Lenders); and

(5)	FORTIS BANK (NEDERLAND) N.V. as facility agent and, in relation to the Security Documents, security trustee (in this capacity the Facility Agent) of Blaak 555, 3011 GB, Rotterdam, The Netherlands acting for the purpose of this Agreement through its office at Coolsingel 93, P.O. Box 749, 3000 AS Rotterdam, The Netherlands.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Acceptable Charter means:

(a)	in respect of an Identified Vessel, the relevant Time Charter listed in Part 1 of Schedule 1 Part 1 (Original Parties) or as the case may be, Part 2 of Schedule 1 (Original Parties) relating to such Identified Vessel, with charter periods and charter rates detailed therein; or

(b)	in respect of an Identified Vessel or in respect of an Additional Vessel, at the time such time charter is entered into or, as the case may be, at the time the Representative Borrower notifies the Facility Agent the Vessel is to be designated an Additional Vessel, a time charter with an Acceptable Charterer which, when aggregated with other time charters in respect of the Vessels and does not result in the EBITDA to Debt Service Ratio being less than the Minimum EBITDA to Debt Service Ratio on a forward-looking basis during the term of that time charter; or

(c)	any other time charter with an Acceptable Charterer as the Facility Agent may agree (acting reasonably);

provided that no time charter will be an Acceptable Charter unless it is in full force and effect and such time charter does not impose any obligations such that:

(a)	the Facility Agent is under any obligation or liability under any such time charter or liable to make any payment under that time charter; or

(b)	the Facility Agent is obliged to enforce against any charterer any term of any such time charter, or to make any enquiries as to the nature or sufficiency of any payment received by the Facility Agent.

Acceptable Charterer means CMA CGM, any CMA CGM Charterer whose obligations under the relevant Time Charter are unconditionally and irrevocably guaranteed by CMA CGM or any of the other charterers set out in Schedule 9 (Acceptable Charterers) (as the same may be amended and substituted from time to time in accordance with Clause 16.26(e) (Charters)).

Account Bank means Fortis Bank (Nederland) N.V. whose registered office is situated at Coolsingel 93, 3012 AE Rotterdam, the Netherlands or any other bank or financial institution with which, with the prior written consent of the Facility Agent (acting in accordance with the instructions of the Majority Lenders), the Accounts are at any time held.

Accounts means together the Earnings Accounts and the Retention Account.

Addendum No. 1 means the first addendum to this Agreement dated 10 December 2007 entered into by the Representative Borrower, the Borrowers party to this Agreement on 10 December 2007, the Mandated Lead Arrangers, the financial institutions specified therein as the Lenders and the Facility Agent.

Addendum No. 2 means the second addendum to this Agreement dated 10 February 2009 entered into by the Representative Borrower, the Borrowers party to this Agreement on 10 February 2009, the Mandated Lead Arrangers, the Current Lenders and the Facility Agent.

Additional Vessel means any new or used container vessel which:

(a)	is a container vessel of standard design with a cargo capacity of a least 750 TEU;

(b)	is no more than 10 years old on its Delivery Date (as measured from the date of delivery to its first owner from the shipyard where it was constructed);

(c)	will be from its Delivery Date, employed by way of Acceptable Charter, and in respect of which the Representative Borrower has notified the Facility Agent that it wishes such vessel be designated as an Additional Vessel.

Administrative Party means the Mandated Lead Arrangers or the Facility Agent.

Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.

Agreement means this credit agreement, including any schedules or appendices hereto, as amended from time to time.

Amendment and Restatement Agreement means the amendment and restatement agreement dated 20 August 2009 between the Representative Borrower, the Borrowers party to this Agreement on the date of such amendment and restatement agreement, the Mandated Lead Arrangers, the Lenders and the Facility Agent.

Applicable Law means any or all applicable law (whether civil, criminal or administrative), common law, statute, statutory instrument, treaty, convention, regulation, directive, by-law, demand, decree, ordinance, injunction, resolution, order, judgment, rule, permit, licence or restriction (in each case having the force of law) and codes of practice or conduct, circulars and guidance notes generally accepted and applied by the global container shipping industry, in each case of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, agency or association relating to all laws, rules, directives and regulations, national or international, public or private in any applicable jurisdiction from time to time.

Applicable Time means,

(a)	in respect of the Delivered Vessels or Subsequent Vessels, either (x) if there is a drawing in respect of a Loan which relates to such Subsequent Vessel or Delivered Vessel, immediately following and on the date of such drawing or (y) if there is no drawing, any date that falls within ten (10) Business Days of the Delivery Date of that Subsequent Vessel or Delivered Vessel (irrespective of whether a drawing is made in respect of any Loan); or

(b)	in respect of any Additional Vessel, immediately following and on the date of the drawing under the Loan for the financing of such Additional Vessel or, as the case may be, at the time the relevant vessel can first be considered to be an Additional Vessel in accordance with 3.1(g) (Conditions precedent).

Approved Flag States means any of the flag states set out in Schedule 10 (Approved Flag States) (as the same may be amended and substituted from time to time in accordance with Clause 16.14(b) (Registration of the Vessels)).

Approved Valuers means any of Clarkson Valuations Ltd, Howe Robinson Marine Evaluations Ltd, Simpson Spence and Young Shipbrokers Ltd, Braemar Seascope Valuations Limited, R.S. Platou Shipbrokers ASA, Drewry Maritime Service (Asia) Pte Ltd and/or any other independent reputable shipbrokerage acceptable to the Facility Agent (acting on the instructions of the Majority Lenders).

Asset Purchase Agreement means the asset purchase agreement dated 31 October 2007 between the Representative Borrower as purchaser and CMA CGM S.A., DELMAS S.A.S., SNC PACIFIC I and SNC PACIFIC II, as amended and restated.

Asset Purchase Business Day means any day other than a Saturday, Sunday or any statutory holiday on which banks in France, England and Cyprus are required to close.

Availability Period means the period from and including the date of this Agreement, to and including the Final Maturity Date.

Berlioz Loan means a Loan to be advanced to the Borrowers under the terms of this Agreement for partially financing the acquisition of vessel CMA CGM Berlioz referred to in Part 2 of Schedule 1 (Original Parties) to this Agreement.

Berlioz Purchase Price means the purchase price of vessel CMA CGM Berlioz, being US$82,000,000.

Bookrunners means together Fortis Bank (Nederland) N.V. and Citibank International Plc.

Borrower means:

(a)	an Original Borrower; or

(b)	any person which becomes a party to this Agreement as a Borrower after the date of this Agreement pursuant to Clause 28.7 (Accession of a Borrower) (including any entity which is the owner of an Additional Vessel or an Identified Vessel and which is not an Original Borrower), irrespective of whether such person makes a drawing under this Facility.

Borrower Accession Agreement means the agreement by which an entity accedes to this Agreement in the form set out in Schedule 11 (Form of Borrower Accession Agreement).

Break Costs means the amount (if any) which (i) a Lender is entitled to receive under Clause 24.3(b) (Break Costs) or, (ii) any Swap Bank is entitled to received under Clause 24.3(c) (Break Costs) hereof.

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, England, Amsterdam, The Netherlands, New York, the United States of America and Hamburg, Germany.

Change of Control means, at any time following the IPO, the acquisition, directly or indirectly, by any person or group or combination of persons, acting together, other than CMA CGM of beneficial ownership of more than fifty one (51) per cent. of the aggregate outstanding voting power of the equity interests of the Representative Borrower without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

Charter Guarantee means:

(a)	in relation to each of the Identified Vessels chartered to a CMA CGM Charterer, the guarantee provided or to be provided by CMA CGM in favour of the relevant Borrower; and

(b)	in relation to any Additional Vessel, the guarantee (if any) in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders).

Charterers means, in respect of a Vessel, CMA CGM, any CMA CGM Charterer and any Acceptable Charterer from time to time of such Vessel, and Charterer means any of them.

Closing Date means the closing date of the IPO.

CMA CGM means CMA CGM S.A.

CMA CGM Charterer means any wholly owned Subsidiary of CMA CGM.

Commitment means:

(a)	for a Current Lender, the aggregate amount set opposite its name in Part 3 of Schedule 1 (Original Parties) under the heading Commitments and the amount of any other commitment to advance funds under this Agreement it acquires; and

(b)	for any other Lender, the amount of any commitment to advance funds under this Agreement it acquires,

to the extent not cancelled, transferred or reduced under this Agreement.

Compliance Certificate means the form of certificate attached at Schedule 7 (Compliance Certificate).

Confidentiality Undertaking means a confidentiality undertaking substantially in a form agreed between the Representative Borrower and the Facility Agent.

Date of Total Loss means, in respect of a Vessel, the date of Total Loss of that Vessel which date shall be deemed to have occurred:

(a)	in the case of an actual total loss, on the actual date and at the time that Vessel was lost or, if such date is not known, on the date on which that Vessel was last reported;

(b)	in the case of a constructive total loss, upon the date and at the time notice of abandonment is given to the Insurers for the time being (provided a claim for total loss is admitted by such Insurers) or, if such Insurers do not forthwith admit such a claim, at the earliest of the date and time at which either a total loss is subsequently admitted by the Insurers or the date and time of a judgement by a competent court of law or arbitration tribunal that a Total Loss occurred;

(c)	in the case of a compromised, agreed or arranged total loss, on the date upon which a binding agreement as to such compromised, agreed or arranged total loss has been entered into by the Insurers;

(d)	in the case of requisition for title or other compulsory acquisition, on the date upon which the relevant requisition for title or other compulsory acquisition occurs; and

(e)	in the case of capture, seizure, arrest, detention, requisition for hire or confiscation by any government or by persons acting or purporting to act on behalf of any government or by any other person which deprives the relevant Borrower or as the case may be, the relevant Charterer of the use of that Vessel for more than ninety(90) days, upon the expiry of the period of ninety (90) days after the date upon which the relevant capture, seizure, arrest, detention, requisition or confiscation occurred.

Deed of Amendment to the Earnings Account Pledges means the deed of amendment with respect to the Earnings Account Pledges entered into by Global Ship Lease 13 Limited, Global Ship Lease 14 Limited, Global Ship Lease 15 Limited or Global Ship Lease 16 Limited between 15 December and 30 December 2008, in the form of schedule 3 to Addendum No.2.

Deed of Partial Release and Amendment means the deed of partial release and amendment with respect to the earnings and operating account charges each entered into on or about 10 December 2007 by the companies listed in Part 1 of Schedule 1 (Original Parties) to this Agreement (except for GSLS) and by Global Ship Lease 12 Limited, in the form of schedule 4 to Addendum No.2.

Default means:

(a)	an Event of Default; or

(b)	an event which would be (with the expiry of a grace period, the giving of notice or the making of any determination under the Finance Documents or any combination of them) an Event of Default.

Delivered Vessels means each vessel to be acquired by each relevant Borrower pursuant to the Asset Purchase Agreement being some or all of the vessels listed under the heading Delivered Vessels in Part 1 of Schedule 1 (Original Parties).

Delivery Date means, (i) in respect of a Delivered Vessel or a Subsequent Vessel, if a loan is drawdown in respect of that Delivered Vessel or Subsequent Vessel, the date of actual delivery of that Delivered Vessel or Subsequent Vessel to the relevant Borrower and if no Loan is drawdown in respect of that Delivered Vessel or Subsequent Vessel, the first Utilisation Date under this Agreement; and (ii) in respect of an Additional Vessel, the date of actual delivery of that Additional Vessel to the relevant Borrower.

Dollars or US$ means the lawful currency for the time being of the United States of America.

DPP means the deed of proceeds and priorities in the form attached at Appendix 2 (Form of DPP) to be entered into between (inter alios) the Facility Agent, the Borrowers, the Swap Banks and the Account Bank.

Earnings means, in respect of a Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the relevant Borrower in connection with the operation or ownership of that Vessel and including but not limited to:

(a)	freights, passage and hire moneys (howsoever earned);

(b)	remuneration for salvage and towage services;

(c)	demurrage and detention moneys;

(d)	all moneys and claims in respect of the requisition for hire of that Vessel;

(e)	payments received in respect of any off-hire insurance; and

(f)	payments received pursuant to any Charter Guarantee relating to that Vessel.

Earnings Account means each bank account opened by the relevant Borrower with the Account Bank and designated “[Name of owner] – Earnings Account”.

Earnings Account Pledge means:

(a)	with respect to Global Ship Lease 1 Limited, Global Ship Lease 2 Limited, Global Ship Lease 3 Limited, Global Ship Lease 4 Limited, Global Ship Lease 5 Limited, Global Ship Lease 6 Limited, Global Ship Lease 7 Limited, Global Ship Lease 8 Limited, Global Ship Lease 9 Limited, Global Ship Lease 10 Limited, Global Ship Lease 12 Limited and GSL Alcazar Inc their respective earnings and operating account charge relating to their Earnings Account entered into in the form appended to this Agreement on or around 10 December 2007 each as amended pursuant to the relevant Deed of Partial Release and Amendment dated on or about the date of Addendum No.2, and;

(b)	with respect to Global Ship Lease 13 Limited, Global Ship Lease 14 Limited, Global Ship Lease 15 Limited and Global Ship Lease 16 Limited their respective earnings account pledge relating to their Earnings Account entered into between 15 December and 30 December 2008 as amended pursuant to the relevant Deed of Amendment to the Earnings Account Pledges dated on or about the date of Addendum No.2; and

(c)	with respect to all other Borrowers (other than Representative Borrower or GSLS), each pledge, in the form of schedule 5 to Addendum No.2, relating to an Earnings Account,

granted by the relevant Borrower to the Facility Agent together with any and all notices and acknowledgements entered into in connection therewith.

EBITDA to Debt Service Compliance Certificate means a certificate in the relevant form attached at Schedule 8 (EBITDA to Debt Service Compliance Certificate).

EBITDA to Debt Service Ratio means the ratio of EBITDA to Debt Service:

(a)	as determined for the relevant Measurement Period for the purposes of calculating the Financial Covenants; and

(b)	for the purposes (i) of determining what is an Acceptable Charter, (ii) Clause 3.1(a) (Conditions precedent) determined as follows:

(i)	on a forward looking basis (1) for the life of the relevant charter for the purposes of the calculation within the definition of Acceptable Charter or (2) for the life of the Facility for the purposes of Clauses 3.1(a) (Conditions precedent);

(ii)	taking into account only the Earnings of the Vessels as at the date of calculation (1) including the relevant vessel for purposes of the calculation within the definition of Acceptable Charter and (2) not including the relevant New Vessel for the purposes of Clause 3.1(a) (Conditions precedent);

(iii)	taking into account only the Debt Service on the aggregate of the Outstanding Indebtedness; and

(iv)	on the assumption that any time charter in respect of any relevant Vessel which expires (1) during the term of the proposed new time charter in the case of the definition of Acceptable Charter or (2) prior to the Final Maturity Date in the case of Clause 3.1(a) (Conditions precedent), shall be extended on the same charter rates or such other rates as the Facility Agent and the Representative Borrower agree taking into account the term and rates of the expiring time charter and the charter market at such time or if the current charter has expired, taking into account the new charter rates.

Environment means:

(a)	any land including, without limitation, surface land and sub-surface strata, sea bed or river bed under any water (as referred to below) and any natural or man-made structures;

(b)	water including, without limitation, coastal and inland waters, surface waters, ground waters and water in drains and sewers; and

(c)	air including, without limitation, air within buildings and other natural or man-made structures above or below ground.

Environmental Affiliate means the Borrowers and the Manager together with their respective employees and all of those persons for whom the Borrowers or the Manager is responsible under any Applicable Law in respect of any activities undertaken in relation to any of the Vessels.

Environmental Approvals means any permit, licence, approval, ruling, variance, exemption or other authorisation required under applicable Environmental Laws.

Environmental Claim means any claim by any person or persons or any governmental, judicial or regulatory authority which arises out of any breach, contravention or violation of Environmental Law or of the existence of any liability or potential liability arising from such breach, contravention or violation or the presence of Hazardous Material in contravention of Environmental Laws. In this context, claim means: a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action by any governmental, judicial or regulatory authority; and any form of enforcement or regulatory action.

Environmental Laws means any or all Applicable Law relating to or concerning:

(a)	pollution or contamination of the Environment, any ecological system or any living organisms which inhabit the Environment or any ecological system;

(b)	the generation, manufacture, processing, distribution, use (including abuse), treatment, storage, disposal, transport or handling of Hazardous Materials; and

(c)	the emission, leak, release, spill or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (of any kind), infection, electricity or any Hazardous Material and any matter or thing capable of constituting a nuisance or an actionable tort or breach of statutory duty of any kind in respect of such matters, including, without limitation, the following laws of the United States of America: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Resource Conservation and Recovery Act, as amended, and the Toxic Substances Control Act, as amended, together, in each case, with the regulations promulgated and the guidance issued pursuant thereto.

Event of Default means an event specified as such in Clause 19 (Default) of this Agreement.

Excess Risks means, in respect of a Vessel:

(a)	the proportion of claims for general average, salvage and salvage charges which are not recoverable as a result of the value at which that Vessel is assessed for the purpose of such claims exceeding her hull and machinery insured value; and

(b)	collision liabilities not recoverable in full under the hull and machinery insurance by reason of those liabilities exceeding such proportion of the insured value of that Vessel as is covered by the hull and machinery insurance.

Facility means the term loan facility made available under this Agreement.

Facility Office means in respect of a Lender, the office through which that Lender will perform its obligations under this Agreement from time to time, which at the date of this Agreement is the address shown for such Lender in Part 3 of Schedule 1 (Original Parties) or such other address as a Lender may notify to the Facility Agent from time to time.

Facility Repayment Amount has the meaning given to that term in Clause 5.2 (Repayment of the Loans)

Facility Repayment Date means each of the twenty-five (25) consecutive quarterly dates referred to in Clause 5.2 (Repayment of the Loans).

Facility Repayment Retention Period means, each of the consecutive periods commencing in the case of the first such period, 1 April 2010 and, in the case of each other such period, on a Facility Repayment Date and ending on the next Facility Repayment Date or, in the case of the final such period, the Final Maturity Date.

Fee Letter means any letter entered into by reference to this Agreement between one or more Administrative Parties and the Representative Borrower setting out the amount of certain fees referred to in this Agreement.

Final Maturity Date means 14 August 2016.

Finance Document means:

(a)	this Agreement;

(b)	the Amendment and Restatement Agreement;

(c)	the DPP;

(d)	each Security Document;

(e)	each Swap Agreement;

(f)	each Fee Letter;

(g)	each Manager’s Undertaking;

(h)	a Transfer Certificate; and

(i)	any other document designated as such by the Facility Agent and the Representative Borrower.

Finance Party means a Lender, a Swap Bank or an Administrative Party.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any acceptance credit;

(c)	any bond, note, debenture, loan stock or other similar instrument;

(d)	any redeemable preference share;

(e)	any agreement treated as a finance or capital lease in accordance with U.S. GAAP;

(f)	receivables sold or discounted (otherwise than on a non-recourse basis);

(g)	the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(h)	any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then mark to market value of the derivative transaction will be used to calculate its amount);

(i)	any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing;

(j)	any counter-indemnity obligation in respect of any guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution; or

(k)	any guarantee, indemnity or similar assurance against financial loss of any person.

Fixed Rate means the fixed rate of interest payable by the Borrowers to the Swap Banks under and in accordance with the terms of the Swap Agreements.

General Assignment means, in respect of a Vessel, the assignment of the Time Charter, the Earnings, the Management Agreement, any Charter Guarantee, the Requisition Compensation and the Obligatory Insurances granted or to be granted in favour of the Facility Agent by the relevant Borrower substantially in the form of Appendix 1 (Form of General Assignment) together with any and all notices and acknowledgements entered into in connection therewith.

German Vessels means two (2) 4,250 TEU container vessels with hull numbers YZJ2007-789 and YZJ2007-790 to be constructed by Jiangsu Tianyuan Marine Import & Export Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd pursuant to the terms of the shipbuilding contracts dated 28 May 2007 and being the subject of two memoranda of agreements dated 11 September 2008 between the Representative Borrower and Tynwald Navigation Limited and Marown Navigation Limited.

GSLS means Global Ship Lease Services Limited (Company No. 06285694) a company incorporated in England and Wales, whose registered address is 788/790 Finchley Road, London, NW11 7TJ.

Hazardous Material means any element or substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, whether on its own or in any combination with any other element or substance, which is listed, identified, defined or determined by any Environmental Law or other Applicable Law to be, to have been, or to be capable of being or becoming harmful to mankind or any living organism or damaging to the Environment, including, without limitation, oil (as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended).

Hedged Portion means the amount equal to the amount of outstanding Loans under the Facility in respect of which the obligation to pay interest is hedged pursuant to a Swap Agreement, being not less than 50 per cent. of such amount.

Holding Company means:

(a)	in relation to a company incorporated in England and Wales, a holding company within the meaning of section 736 of the Companies Act 1985; and

(b)	in relation to a company or other person incorporated or formed outside England and Wales, a company or other person of which such company is the Subsidiary.

Identified Vessels means each Delivered Vessel and each Subsequent Vessel.

Increased Cost means:

(a)	an additional or increased cost;

(b)	a reduction in the rate of return under a Finance Document or on its overall capital; or

(c)	a reduction of an amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates but only to the extent attributable to that Finance Party having entered into any Finance Document or funding or performing its obligations under any Finance Document.

Insurers means the underwriters or insurance companies with whom any Obligatory Insurances are effected and the managers of any protection and indemnity or war risks association in which any of the Vessels may at any time be entered.

Interest Payment Date has the meaning given to such term in Clause 7.2 (Payment of interest).

IPO means either (i) an initial public offering of the common shares of the Representative Borrower or (ii) the Merger.

ISM Code means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741(18) and A.788(19), as the same may have been or may be amended or supplemented from time to time. The terms “safety management system”, “Safety Management Certificate”, “Document of Compliance” and “major non-conformity” shall have the same meanings as are given to them in the ISM Code.

ISPS Code means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.

ITA means the Income Tax Act 2007.

Lender means:

(a)	a Current Lender; or

(b)	any person which becomes a party to this Agreement after the date of this Agreement pursuant to Clause 28.2 (Assignments and transfers by Lenders);

and Lenders means all of them.

Leverage Ratio means, as at any date of determination, the ratio of the aggregate amount outstanding under the Facility net of cash held by the Representative Borrower in the Retention Account divided by the latest aggregate Market Value of the Vessels (plus the value attributed to any additional security provided below as determined by the Facility Agent from time to time) provided always that (i) any cash standing to the credit of the Retention Account which is required to service interest accruing on the Facility and payable on the next Interest Payment Date shall not be netted off for this purpose and (ii) any cash standing to the credit of the Retention Account in excess of the aggregate of that required to service interest accruing on the Facility and that required to pay a Facility Repayment Amount which is netted off shall not be removed from the Retention Account until at least the next date upon which the Leverage Ratio is determined, and (iii) any Vessel which is not subject to an Acceptable Charter or in respect of which the Acceptable Charter has expired or terminated and the relevant Borrower has not either (A) extended the term of such Time Charter on terms satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) or (B) entered into a substitute Acceptable Charter on or before (x) in the case of expiry of an Acceptable Charter, the date falling one month prior to the expiry of such Acceptable Charter or (y) in the case of termination of an Acceptable Charter, the date falling two months after the termination of such Acceptable Charter, shall be excluded for so long as such Vessel is not subject to an Acceptable Charter.

LIBOR means for a Term of any Loan or overdue amount:

(a)	the applicable Screen Rate; or

(b)	if no Screen Rate is available for the relevant currency or Term of that Loan or overdue amount, the arithmetic mean (rounded upward to four decimal places) of the rates, as supplied to the Facility Agent at its request, quoted by the Reference Banks to leading banks in the London interbank market, as of 11.00 a.m. on the Rate Fixing Day for the offering of deposits in the currency of that Loan or overdue amount for a period comparable to that Term.

Loan means, unless otherwise stated in this Agreement, the principal amount of each borrowing under this Agreement or the principal amount outstanding of that borrowing.

London Business Day means a day (other than a Saturday or a Sunday) on which banks are open for business in London.

Losses means each and every liability, loss, charge, claim, demand, action, proceeding, damage, judgment, order or other sanction, enforcement, penalty, fine, fee, commission, interest, lien, salvage, general average, cost and expense of whatsoever nature suffered or incurred by or imposed on any of the Finance Parties.

Majority Lenders means Lenders:

(a)	whose share in the outstanding Loans and whose undrawn Commitments then aggregate 66 2/3 per cent. or more of the aggregate of all the outstanding Loans and the undrawn Commitments of all the Lenders;

(b)	if there is no Loan then outstanding, whose undrawn Commitments then aggregate 66 2/3 per cent. or more of the Total Commitments; or

(c)

if there is no Loan then outstanding and the Total Commitments have been reduced to zero, whose Commitments aggregated 66  2/3 per cent. or more of the Total Commitments immediately before the reduction.

Management Agreement means, in respect of a Vessel, the management agreement dated on or prior to the Delivery Date of such Vessel between the relevant Borrower being the owner of such Vessel and the Manager or such other management agreement entered into from time to time between the Manager and the relevant Borrower.

Manager means CMA CGM, or any of its wholly owned Subsidiaries, or such other professional manager or managers as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders) from time to time.

Manager’s Undertaking means a letter of undertaking in the form set out in Appendix 4 (Calculation of the Manager’s Undertaking) to be issued by the Manager to the Facility Agent confirming it shall not make a claim to security ranking ahead of the Lenders’ security in respect of a Vessel in form and substance satisfactory to the Facility Agent.

Mandatory Cost means the properly evidenced cost of complying with any applicable regulatory requirements of the Bank of England, the Financial Services Authority, the European Central Bank or any other relevant regulatory authority, expressed as a percentage rate per annum and calculated by the Facility Agent under Schedule 5 (Calculation of the Mandatory Cost).

Margin means:

(a)	during the aggregate of (i) the Waiver Period and (ii) the period from the end of the Waiver Period until the date upon which the Leverage Ratio is first tested following the provision by the Borrowers of Market Values for the Vessels for the first time following the Waiver Period, 3.50 % per annum; and

(b)	thereafter on any date, the rate (expressed as a percentage rate per annum) set out in the second column below opposite the number (expressed as a percentage) which represents the Leverage Ratio as tested pursuant to Clause 16.15 (Partial prepayments or additional security) for the immediately preceding date of determination:

Leverage Ratio (%)	Margin (% rate per annum)
up to 65 per cent.	2.50

65.01 per cent. to 75 per cent. (inclusive)	3.00

75.01 per cent. and over	3.50

Market Value means, in respect of a Vessel, the market value of that Vessel calculated in accordance with Clause 18 (Valuation).

Material Adverse Effect means a material adverse effect on:

(a)	the business, prospects or financial condition of the Borrowers as a group;

(b)	the ability of the Borrowers as a group to perform all of their payment obligations under any Finance Document;

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purported to be granted pursuant to, any Finance Document other than illegality such that the Finance Parties would not have entered into this Agreement had such illegality been prevailing at that time; or

(d)	any material right or remedy of a Finance Party in respect of a Finance Document of such significance that the Finance Parties would not have entered into this Agreement had such material adverse effect been prevailing at the date of this Agreement.

Maturity Date means, in respect of a Loan, the last day of the Term of that Loan.

Maximum Available Facility Amount means at any time the Total Commitments at such time.

Measurement Period means, at any time, the last four (4) fiscal quarters for the relevant Borrower or until four (4) fiscal quarters have elapsed from the Closing Date, the period from the date of this Agreement until the date of determination.

Merger shall mean the merger of Marathon Acquisition Corp., a Delaware corporation with and into GSL Holdings, Inc., a Marshall Islands company (with GSL Holdings, Inc. as the surviving entity) and the subsequent merger of the Representative Borrower with and into GSL Holdings, Inc. (with GSL Holdings, Inc. as the surviving entity (the Surviving Entity)).

Minimum EBITDA to Debt Service Ratio means an EBITDA to Debt Service Ratio of 1.10 to 1.

Mortgage means, in respect of a Vessel, the first priority ship mortgage and, if relevant, deed of covenants to be given by the relevant Borrower in favour of the Facility Agent, (i) in respect of each of the Delivered Vessels, on the Delivery Date, and (ii) in respect of each Subsequent Vessel and any Additional Vessel, on the Delivery Date of that Vessel in form and substance satisfactory to the Facility Agent (acting on the instructions of the Lenders) having regard to the legal requirements in the relevant Approved Flag State.

New Vessel means any new or used container vessel to be acquired by a Borrower (other than an Identified Vessel).

Obligatory Insurances means in respect of each Vessel:

(a)	all contracts and policies of insurance and all entries in clubs and/or associations which are from time to time required to be effected and maintained in accordance with this Agreement in respect of such Vessel; and

(b)	all benefits under the contracts, policies and entries under paragraph (a) above and all claims in respect of them and the return of premiums.

Opening Balance Sheet means the unaudited opening balance sheet prepared, in respect of the Representative Borrower for 30 June 2007 and in respect of the other Borrowers at or around the date of this Agreement.

Operating Expenses means, in relation to a Vessel, expenses incurred by the relevant Borrower owning that Vessel, in connection with the operation, employment, maintenance, repair and insurance of that Vessel, including any fees which the relevant Borrower may be required to pay pursuant to the relevant Management Agreement, the cost of maintaining Obligatory Insurances and other insurances maintained for that Vessel and payment of Tax properly payable by the relevant Borrower in respect of that Vessel.

Other Vessel means any New Vessel which either (i) does not qualify as an Additional Vessel or (ii) the Representative Borrower has not requested be designated an Additional Vessel in accordance with Clause 3 (Conditions precedent).

Outstanding Indebtedness means, at any time, the aggregate principal amount outstanding of the Loans.

Over Advance Portion means an additional Loan (in addition to the Berlioz Loan) to be advanced to the Borrowers under the terms of this Agreement for partially financing the acquisition of vessel CMA CGM Berlioz referred to in Part 2 of Schedule 1 (Original Parties) to this Agreement.

Over Advance Portion Availability Period means the period from and including the date of this Agreement to and including the Over Advance Portion Final Maturity Date.

Over Advance Portion Final Maturity Date means 30 June 2010.

Party means a party to this Agreement or any Finance Document.

Permitted Liens means, in respect of a Vessel:

(a)	Security Interests created by the Security Documents;

(b)	liens for unpaid crew’s wages including wages of the master and stevedores employed by that Vessel, outstanding in the ordinary course of trading for not more than one calendar month after the due date for payment;

(c)	liens for salvage;

(d)	liens for classification or scheduled dry docking or for necessary repairs to that Vessel whose aggregate cost does not exceed US$1,000,000, at any one time in respect of that Vessel, provided always that only uninsured costs shall be taken into account if the Facility Agent has received evidence reasonably satisfactory to it that the relevant Insurers have agreed to cover the balance of the costs of such drydocking or repairs;

(e)	liens for collision;

(f)	liens for master’s disbursements incurred in the ordinary course of trading; and

(g)	statutory and common law liens of carriers, warehousemen, mechanics, suppliers, materials men, repairers or other similar liens, including maritime liens, in each case arising in the ordinary course of business, outstanding for not more than one month whose aggregate value does not exceed US$500,000, in the case of paragraphs (b) to (g) inclusive provided that the amounts which give rise to such liens are paid within one month of becoming due or, if not so paid are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves or security are at the relevant time maintained or provided), provided further that such proceedings, whether by payment of adequate security into Court or otherwise, do not give rise to a material risk of the relevant Vessel or any interest therein being seized, sold, forfeited or otherwise lost or of criminal liability on the Facility Agent.

Pledge of Shares means each of the pledges of the issued share capital of each Borrower (other than the Representative Borrower) granted by the Representative Borrower in favour of the Facility Agent, together with any and all notices and acknowledgements and other ancillary documents entered into in connection therewith in the form set out in Appendix 8 Part 1 (Pledge of Shares) or Appendix 8 Part 2 (Pledge of Shares).

Preferred Shares means the Series A Preferred Shares (as defined in the Preferred Shares Agreement) of the Representative Borrower.

Preferred Shares Agreement means a certificate of designation of GSL Holdings Inc. dated 14 August 2008 in respect of the designation of mandatorily preferred shares, series A in the Representative Borrower.

Preferred Shares Amendment Agreement means an agreement confirming amendments to the Preferred Shares Agreement pursuant to which the Preferred Shares (whether in whole or in part) shall not be redeemed prior to the Final Maturity Date other than out of proceeds from the exercise of warrants issued by the Representative Borrower.

Pro Rata Share means:

(a)	for the purpose of determining a Lender’s share in a utilisation of the Facility, the proportion which its Commitment bears to the Total Commitments; and

(b)	for any other purpose on a particular date:

(i)	the proportion which a Lender’s share of the Loans (if any) bears to all the Loans;

(ii)	if there is no Loan outstanding on that date, the proportion which its Commitment bears to the Total Commitments on that date; or

if the Total Commitments have been cancelled, the proportion which its Commitment bore to the Total Commitments immediately before being cancelled.

Qualifying Lender means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is:

(a)	a Lender:

(i)	which is a bank (as defined for the purposes of Section 879 of the ITA) making an advance under a Finance Document; or

(ii)	in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purposes of section 879 of the ITA) at the time that the advance was made,

and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or

(b)	a Lender which is:

(i)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(ii)	a partnership each member of which is:

(A)	a company so resident in the United Kingdom; or

(B)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

(iii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company; or

(c)	a Treaty Lender.

Rate Fixing Day means two (2) London Business Days before the first day of a Term, or unless market practice differs in the London interbank market for Dollars, in which case the Rate Fixing Day will be determined by the Facility Agent in accordance with market practice in the London interbank market (and if quotations would normally be given by leading banks in the London interbank market on more than one day, the Rate Fixing Day will be the last of those days).

Reference Banks means Fortis Bank (Nederland) N.V., Citibank International Plc and HSH Nordbank AG and any other bank or financial institution appointed as such by the Facility Agent (acting on the instructions of the Majority Lenders) under this Agreement.

Related Contracts means any or all of the following (as the context requires):

(a)	the Time Charters;

(b)	the Management Agreements; and

(c)	the Charter Guarantees.

Release means an emission, spill, release or discharge into or upon the air, surface water, groundwater, or soils of any Hazardous Materials for which any Borrower or the Manager has any liability under Environmental Law, except in accordance with a valid Environmental Approval.

Request means a request made by a Borrower for a Loan, substantially in the form of Part 1 of Schedule 4 (Form of Request).

Required Insurance Amount means, in respect of a Vessel, 110 per cent. of the proportion of the aggregate principal amount of the outstanding Loans which is equal to the proportion that the latest Market Value of that Vessel bears to the aggregate of the latest Market Values of all of the Vessels actually delivered and over which the Facility Agent holds a Mortgage.

Requisition Compensation means, in respect of a Vessel, all moneys or other compensation payable by reason of requisition for title to, or other compulsory acquisition of, that Vessel.

Retention Account means the bank account to be opened by the Representative Borrower with the Account Bank and designated “Retention Account”.

Retention Account Charge means the fixed charge or, as the case may be, pledge in respect of all monies standing to the credit from time to time of the Retention Account granted or to be granted by the Representative Borrower in favour of the Facility Agent on or about the date of this Agreement, together with any and all notices and acknowledgements entered into in connection therewith in the form set out in Appendix 5 (Form of Retention Account Charge).

Retention Period means, in respect of a Loan, each period commencing in the case of the first such period, on the Utilisation Date of that Loan and, in the case of each other such period, on an Interest Payment Date in respect of that Loan and ending on the next such Interest Payment Date or, in the case of the final such period, the Final Maturity Date.

Screen Rate means the British Bankers Association Interest Settlement Date for the relevant currency and Term displayed on the appropriate page of the Reuters screen selected by the Facility Agent. If the relevant page is replaced or the service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate.

Secured Liabilities means all present and future obligations and liabilities (actual or contingent) of the Borrowers to the Finance Parties or any of them under or in connection with any Finance Document.

Security Agreements means:

(a)	the Mortgages;

(b)	the Pledges of Shares;

(c)	the General Assignments;

(d)	the Earnings Account Pledges;

(e)	the Retention Account Charge; and

(f)	the Swap Agreement Assignments;

(g)	any other document designated as such in writing by the Representative Borrower and the Facility Agent.

Security Assets means any asset which is the subject of a Security Interest created by a Security Document and any interest or profit in respect of an investment in accordance with Clause 20.5 (Investments).

Security Document means:

(a)	each Security Agreement; and

(b)	any other document evidencing or creating security over any asset of a Borrower to secure any obligation of any Borrower to the Finance Parties or any of them under the Finance Documents.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.

S & P means Standard & Poor’s Ratings Group and any successor thereto.

Subsequent Vessels means each vessel scheduled to be acquired by a Borrower on their respective delivery dates, being some or all of the vessels listed under the heading Subsequent Vessels in Part 1 of Schedule 1 (Original Parties).

Subsidiary means:

(a)	in respect of a person incorporated in England and Wales:

(i)	a subsidiary within the meaning of section 1159 of the Companies Act 2006; and

(ii)	unless the context otherwise requires, a subsidiary undertaking within the meaning of section 1295 of the Companies Act 2006; and

(b)	in respect of a person incorporated or formed outside England and Wales, an entity of which a person has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership and control for this purpose means the power to direct the management and the policies of the entity whether through the ownership of voting capital, by contract or otherwise.

Successful Equity Event means the Successful Merger;

Successful Merger means the completion, on or before 31 August 2008, of the merger of Marathon Acquisition Corporation with and into GSL Holdings, Inc. (with GSL Holdings, Inc. as the surviving entity) and the merger of the Representative Borrower with and into GSL Holdings, Inc. (with GSL Holdings, Inc. as the surviving entity) which would result in an infusion of cash into the Representative Borrower of an amount anticipated to be in the sum of USD300,000,000 but in any event not less than USD240,000,000 with the Surviving Entity being, and continuing to be, listed on the AMEX, NYSE or NASDAQ, provided always that immediately following such completion, taking the said merger and the effects of the said merger, into account and reading and construing this Agreement as if it had not been amended by Addendum No.1 (other than by those amendments which survived the completion of a Successful Merger in accordance with clause 9.1 of Addendum No.1):

(a)	no Event of Default has occurred and is continuing; and

(b)	the Representative Borrower is in compliance with the Financial Covenants set out in Clause 17 (Financial Covenants) of this Agreement (on the basis that the Financial Covenants in Clauses 17.3 (Cash Balance), 17.4 (Minimum Net Worth), and 17.5 (Financial Net Debt Ratio) of this Agreement are tested by reference to the then latest consolidated management accounts of the Representative Borrower and its Subsidiaries (updated to take account of vessel purchases and any changes in financing arrangements since the date to with such accounts are prepared including the occurrence of the Merger)) and the financial covenant in Clause 17.6 (EBITDA to Debt Service Ratio) of this Agreement is tested by reference to the cumulative financial results of the Representative Borrower for the period from 1 January 2008 up to the date to which the latest consolidated management accounts of the Representative Borrower and its Subsidiaries are prepared.

Swap Agreements means each ISDA Master Agreement, schedule and confirmation entered into between a Swap Bank or the Swap Banks and a Borrower or Borrowers or any other hedging arrangement entered into between a Swap Bank or the Swap Banks, and a Borrower or Borrowers, in connection with interest payable under this Agreement.

Swap Agreements Assignment means the assignment of the Swap Agreements, in the form attached at Appendix 3 (Form of Swap Agreement Assignment) entered or to be entered into on or before the Closing Date.

Swap Banks any person party to the DPP from time to time , in its capacity as a swap bank.

Swap Costs means any amount payable by any Borrower under a Swap Agreement except for any Swap Termination Payment.

Swap Termination Payment means any sums payable or owing by any Borrower to any Swap Bank under or in connection with an Event of Default (as that term is defined in any Swap Agreement) or Termination Event (as that term is defined in any Swap Agreement) or the occurrence of an Early Termination Date (as that term is defined in any Swap Agreement) pursuant to any Swap Agreement whether or not matured and whether or not liquidated.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Tax Deduction means a deduction or withholding for or on account of Tax made from a payment under a Finance Document.

Taxes Act means the Income and Corporation Taxes Act 1988.

Tax Confirmation means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document is either:

(a)	a company resident in the United Kingdom for United Kingdom tax purposes; or

(b)	a partnership each member of which is:

(i)	a company so resident in the United Kingdom; or

(ii)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 11(2) of the Taxes Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of sections 114 and 115 of the Taxes Act; or

(c)	a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 11(2) of the Taxes Act) of that company.

Tax Payment means either the increase in a payment made by a Borrower to a Finance Party under Clause 10.1 (Tax gross-up) or a payment under Clause 10.2 (Tax Indemnity).

Term means each period determined under this Agreement by reference to which interest payable on a Loan or an overdue amount is calculated.

Time Charter means,

(i)	in respect of an Identified Vessel, the time charterparty entered into or to be entered into, as the case may be, by the relevant Borrower and CMA CGM or the relevant CMA CGM Charterer on terms satisfactory to the Facility Agent with such charter period and charter rates as set out in Part 1 of Schedule 1 (Original Parties) or, such other Acceptable Charter entered into from time to time in respect of such Identified Vessel in accordance with this Agreement; and

(ii)	in respect of any other Vessel, such Acceptable Charter entered into from time to time in respect of that Vessel in accordance with this Agreement.

Total Commitments means the aggregate of the Commitments of all the Lenders.

Total Loss means in relation to a Vessel:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Vessel;

(b)	requisition for title or other compulsory acquisition of that Vessel otherwise than by requisition for hire; and

(c)	capture, seizure, arrest, detention, or confiscation (including requisition for hire) of that Vessel by any government or by persons acting or purporting to act on behalf of any government or by any other person which deprives the relevant Borrower or, as the case may be, the Charterer of the use of that Vessel for more than ninety (90) days after that occurrence.

Transfer Certificate means a certificate, substantially in the form of Schedule 6 (Form of Transfer Certificate), with such amendments as the Facility Agent and the Representative Borrower may approve or reasonably require or any other form agreed between the Facility Agent and the Representative Borrower.

Treaty Lender means a Lender which:

(a)	is treated as a resident of a Treaty State for the purposes of the Treaty;

(b)	does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(c)	subject to the completion of necessary procedural formalities, fulfils all other conditions in the relevant Treaty that need to be fulfilled (and which are solely within its control to fulfil) in order to receive interest without withholding under the terms of the Treaty.

Treaty State means a jurisdiction having a double taxation agreement (a Treaty) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

UK Non-Bank Lender means a Lender which becomes a Party after the date on which this Agreement is entered into and gives a Tax Confirmation in the Transfer Certificate which it executes on becoming a Party.

U.S. GAAP means generally accepted accounting principles adopted and accepted in the United States of America (i) on the date of this Agreement when used in the context of calculating the financial covenants set out in Clause 17 (Financial Covenants) and (ii) otherwise, from time to time.

Utilisation Date means each date on which the Facility or any part thereof is utilised.

Vessels means together the Delivered Vessels and, from the Applicable Time, each Subsequent Vessel and each Additional Vessel and Vessel means any of them.

Waiver Period shall mean the period from and including 30 April 2009 to and including 30 November 2010.

1.2	Construction

(a)	In this Agreement, unless the contrary intention appears, a reference to:

(i)	an amendment includes a supplement, novation, restatement or re-enactment and amended will be construed accordingly;

(ii)	assets includes present and future properties, revenues and rights of every description;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, permit, licence, exemption, variance, filing, registration or notarisation;

(iv)	disposal means a sale, transfer, grant, lease (other than a bareboat charter entered into on commercial terms) declaration of trust or other disposal, whether voluntary or involuntary, and dispose will be construed accordingly;

(v)	indebtedness includes any obligation (whether incurred as principal or as surety and whether present or future, actual or contingent) for the payment or repayment of money;

(vi)	a person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, fund, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality and their successors in title, permitted assigns and permitted transferees;

(vii)	a regulation includes any regulation, rule, official directive, request, code or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(viii)	a currency is a reference to the lawful currency for the time being of the relevant country;

(ix)	a Default being outstanding means that it has not been cured, remedied or waived;

(x)	a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(xi)	a Clause, a Subclause, a Schedule or an Appendix is a reference to a clause or subclause of, or a schedule to or appendix of, this Agreement;

(xii)	a Finance Document or another document is a reference to that Finance Document or other document as amended;

(xiii)	a time of day is a reference to London time; and

(xiv)	words importing the plural shall include the singular and vice versa.

(b)	Unless the contrary intention appears, a reference to a month or months is a reference to a period starting on (and including) one day in a calendar month and ending on (but excluding) the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i)	if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii)	if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii)	notwithstanding subparagraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c)	Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.

(d)	Unless the contrary intention appears or unless the context otherwise permits:

(i)	a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement;

(ii)	a word or expression used in any other Finance Document or in any notice given in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement; and

(iii)	any obligation of any Borrower under the Finance Documents which is not a payment obligation remains in force in accordance with its terms for so long as any payment obligation of any Borrower is, may be or is capable of becoming outstanding under the Finance Documents.

(e)	Joint and several liability

(i)	All obligations, covenants, representations, warranties and undertakings in or pursuant to the Finance Documents assumed, given, made or entered into by the Borrowers shall, unless otherwise expressly provided, be assumed, given, made or entered into by the Borrowers jointly and severally. The failure by a Borrower to perform its obligations under the Finance Documents shall constitute a failure by the other Borrowers in the performance of their obligations under the Finance Documents. Each Borrower shall be responsible for the performance of the obligations of the other Borrowers under the Finance Documents.

(ii)	The Finance Parties may, but only through the Facility Agent, take action against any of the Borrowers and/or release or compromise in whole or in part the liability of the other Borrowers under this Agreement or any other Finance Document or grant any time or other indulgence to any of the Borrowers, in each case without affecting the liability of the other Borrowers.

(iii)	Each Borrower agrees to be bound by the Finance Documents to which it is, or is to be, a party notwithstanding that the other Borrowers which are intended to sign or to be bound may not do so or be effectually bound and notwithstanding that any of the Finance Documents may be invalid or unenforceable against the other Borrowers, whether or not the deficiency is known to any Finance Party.

(iv)	None of the obligations or liabilities of the Borrowers under this Agreement or any other Finance Document shall be discharged or reduced by reason of:

(A)	the insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever or any change of name or style or constitution of a Borrower or any other person liable;

(B)	any Finance Party granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, a Borrower or any other person liable or renewing, determining, varying or increasing, any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever, or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from a Borrower or any other person liable; or

(C)	anything done or omitted which but for this provision might operate to exonerate the Borrowers or any of them.

(v)	Without prejudice to the operation of the Finance Documents in relation to the flow of funds into and out of the Earnings Accounts and the Retention Account each of the Borrowers agrees that any rights which it may have at any time during the term of the Facility by reason of the performance of its obligations under the Finance Documents to be indemnified by any other Borrower and/or to take the benefit of any security taken by the Facility Agent pursuant to the Finance Documents shall be exercised in such manner and on such terms as the Facility Agent may require or as provided in this Agreement. Each of the Borrowers agrees to hold any sums received by it as a result of its having exercised any such right on trust for the Facility Agent absolutely.

(vi)	Without prejudice to the operation of the Finance Documents in relation to the flow of funds into and out of the Earnings Accounts and the Retention Account each of the Borrowers agrees that it will not at any time during the term of the Facility claim any set-off or counterclaim against any other Borrowers in respect of any liability owed to it by that other Borrower under or in connection with the Finance Documents, nor prove in competition with any of the Finance Parties in any liquidation of (or analogous proceeding in respect of) any other Borrower in respect of any payment made under the Finance Documents or in respect of any sum which includes the proceeds of realisation of any security held by the Facility Agent for the repayment of the Loans.

(vii)	Any notices given by the Representative Borrower or statements made by it, instructions given by it to any Finance Party or decisions made by it, will be conclusive and binding on all of the Borrowers.

(f)	The headings in this Agreement do not affect its interpretation.

2.	FACILITY AND PURPOSE

2.1	Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a term loan facility in a maximum aggregate amount equal to the Total Commitments.

2.2	Purpose

Each Loan may be used only in or towards:

(a)	financing the cost of acquiring the Identified Vessels and any New Vessels; or

(b)	refinancing the whole or any part of the cost of any New Vessels or Identified Vessels which have been purchased by any Borrower and financed by debt or equity.

2.3	No obligation to monitor

No Finance Party is obliged to monitor or verify the utilisation of any Loan.

2.4	Nature of a Finance Party’s rights and obligations

Unless otherwise agreed by all the Finance Parties:

(a)	the obligations of a Finance Party under the Finance Documents are several;

(b)	failure by a Finance Party to perform its obligations does not affect the obligations of any other Party under the Finance Documents;

(c)	no Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents;

(d)	the rights of a Finance Party under the Finance Documents are separate and independent rights;

(e)	a Finance Party may, except as otherwise stated in the Finance Documents, separately enforce those rights, provided always that no Finance Party shall act separately unless (i) the Facility Agent has failed to act and the Facility Agent has not been replaced in accordance with Clause 21.13 (Resignation of the Facility Agent) or (ii) as a matter of law, the Facility Agent cannot represent them; and

(f)	a debt arising under the Finance Documents to a Finance Party is a separate and independent debt.

2.5	Cancellation of the undrawn Commitments

Following the Utilisation Date for the Berlioz Loan and the Over Advance Portion all the then undrawn Commitments of the Lenders under this Agreement will be immediately and irrevocably cancelled and the Total Commitments will not exceed US$604,100,000.

3.	CONDITIONS PRECEDENT

3.1	Conditions precedent

(a)	A Request for a Loan to be used in and towards financing the cost of acquiring a New Vessel, which is not to be an Additional Vessel may not be given until the Facility Agent has notified the Representative Borrower and the Lenders that it has received an EBITDA to Debt Service Compliance Certificate and any related documentation and evidence required by the Facility Agent in each case to satisfy the Facility Agent that the EBITDA to Debt Service Ratio is not less than the Minimum EBITDA to Debt Service Ratio;

(b)	A Request for a Loan to be used in and towards the cost of acquiring a vessel which the Representative Borrower wishes to become an Additional Vessel may not be given until the Facility Agent has notified the Representative Borrower and the Lenders that it has received satisfactory evidence that the vessel to be acquired will become an Additional Vessel at the Applicable Time, in form and substance satisfactory to the Facility Agent. The Facility Agent must give this notification promptly upon being so satisfied.

(c)	A Loan shall be drawn down when and only when, the Facility Agent has received all of the documents and evidence set out in Part 1 of Schedule 2 (Initial Conditions Precedent Documents) in form and substance satisfactory to the Facility Agent.

(d)	A Loan shall be drawn down when, and only when the Facility Agent has received satisfactory evidence that (i) Swap Agreements which have been entered into in connection with the Facility, which hedge an aggregate amount equal to at least the Hedged Portion of the aggregate of (x) all of the Loans then outstanding and (y) the Loan to be drawn down, and (ii) a Swap Agreement Assignment has been entered into in connection with each such Swap Agreement or at such other time as shall be agreed between the Representative Borrower and the Facility Agent.

(e)	A Loan to be used in and towards financing or refinancing the cost of acquiring an Identified Vessel shall not be drawn down until (i) the Owner of the relevant Identified Vessel (if not already a Borrower) has become a Borrower by executing and delivering to the Facility Agent a Borrower Accession Agreement and (ii) the Facility Agent has received all of the documents and evidence set out in Part 2 of Schedule 2 (Identified Vessel Condition Precedent Documents) in form and substance satisfactory to the Facility Agent or on the Facility Agent’s confirmation to the Lenders that it expects to receive outstanding documents or evidence on or before the date of the drawing of that Loan.

(f)	A Loan to be used in and towards financing the cost of acquiring an Additional Vessel shall not be drawn down until (i) the Owner of the relevant Additional Vessel (if not already a Borrower) has become a Borrower by executing and delivering to the Facility Agent a Borrower Accession Agreement and (ii) the Facility Agent has received all of the documents and evidence set out in Part 3 of Schedule 2 (Additional Vessel Conditions Precedent) in form and substance satisfactory to the Facility Agent or on the Facility Agent’s confirmation to the Lenders that it expects to receive outstanding documents or evidence on or before the date of the drawing of that Loan.

(g)	In respect of each Delivered Vessel, and in respect of each Subsequent Vessel, on the Delivery Date of that Vessel, the relevant Borrower shall provide to the Facility Agent all documents and evidence set out in Schedule 3 (Conditions Subsequent to Drawing) in form and substance satisfactory to the Facility Agent.

3.2	Further conditions precedent

(a)	The obligations of each Lender to advance any Loan are subject to the further conditions precedent that on both the date of the Request and the Utilisation Date for that Loan:

(i)	the representations made under Clause 14 (Representations) are correct in all material respects; and

(ii)	no Default is outstanding or would result from that Loan.

(b)	No Lender is obliged to participate in the Over Advance Portion or the Berlioz Loan unless the Facility Agent has confirmed to the Lenders that it has received (i) a duly executed copy of the Preferred Shares Amendment Agreement and (ii) a duly executed copy of an undertaking from CMA CGM addressed directly to the Facility Agent confirming that CMA CGM will not, at any time during the Waiver Period, reduce its shareholding in the Representative Borrower below that which it holds as at the date of the Amendment and Restatement Agreement (being the aggregate of 20,478,650 class A common shares and 3,934,050 class B common shares).

4.	UTILISATION

4.1	Giving of Requests

(a)	A Borrower may borrow a Loan by giving to the Facility Agent a duly completed Request.

(b)	Unless the Facility Agent otherwise agrees acting on the instructions of the Majority Lenders, the latest time for receipt by the Facility Agent of a duly completed Request is:

(i)	in respect of a Loan to be used in and towards general corporate purposes of the Representative Borrower or GSLS, 11.00 a.m. four (4) Business Days prior to the date of the proposed borrowing; and

(ii)	in respect of a Loan to be used in and towards the cost of acquiring an Identified Vessel or a New Vessel, 11.00 a.m. five (5) Business Days prior to the date of the proposed borrowing.

(c)	Each Request is irrevocable.

4.2	Completion of Requests

A Request for a Loan will only be regarded as having been duly completed if:

(a)	the Utilisation Date is a Business Day falling within the Availability Period or in the case of the Over Advance Portion, the Utilisation Date is a Business Day falling within the Over Advance Portion Availability Period; or

(b)	the Utilisation Date falls on or after the Delivery Date of any Vessel; or

(c)	it sets out whether that Loan is to be applied in and towards (i) general corporate purposes of the Representative Borrower or GSLS, or (ii) the cost of the acquisition of an Identified Vessel, Additional Vessel or Other Vessel;

(d)	the amount requested for the Loan is a minimum amount of US$5,000,000 or, if less, the aggregate unutilised amount of the Facility (or such other lesser amount to which the Facility Agent has given prior approval);

(e)	the amount requested for the Loan (other than the Berlioz Loan and Over Advance Portion) does not exceed, when aggregated with the amounts outstanding under the Facility and amounts to be drawn down under any other Requests which have been submitted, the Maximum Available Facility Amount;

(f)	the amount requested for the Berlioz Loan does not exceed US$42,000,000;

(g)	the amount requested for the Over Advance Portion does not exceed the lower of (i) an amount equal to the Berlioz Purchase Price less the sum of the Berlioz Loan and Available Cash or (ii) US$20,000,000. For the purpose of this paragraph (g) the Available Cash means cash which the Representative Borrower will use to pay part of the Berlioz Purchase Price but in any event being at least US$20,000,000; and

(h)	the initial proposed Term for the Loan complies with this Agreement.

Only one Loan may be requested in a Request.

4.3	Advance of Loans

(a)	The Facility Agent must promptly notify each Lender of the details of the requested Loan and the amount of its share in that Loan.

(b)	The amount of each Lender’s share of the Loan will be its Pro Rata Share on the proposed Utilisation Date.

(c)	No Lender is obliged to participate in a Loan if, as a result, its share in the Loans would exceed its Commitment or the Loans would exceed the Total Commitments.

(d)	If the conditions set out in this Agreement have been met, each Lender must make its share in the requested Loan available by the Utilisation Date through its Facility Office.

5.	REPAYMENT

5.1	Repayment of the Over Advance Portion

(a)	The Borrowers must repay the Over Advance Portion in accordance with this Clause 5.1 (Repayment of the Over Advance Portion). Any amounts repaid in respect of the Over Advance Portion under this Clause 5.1 may not be reborrowed.

(b)	The Over Advance Portion shall be repaid in instalments, the first such instalment falling due on 17 November 2009 and the second such instalment falling due on 17 February 2010 (each an Over Advance Portion Repayment Date).

(c)	Each repayment instalment in respect of the Over Advance Portion will be in an amount equal to the lower of (i) the then outstanding balance of the Over Advance Portion and (ii) the aggregate for each of the Borrowers of any and all cash in hand or on deposit, excluding cash received by the Representative Borrower from the exercise of warrants, in the Accounts or any other account in excess of US$20,000,000 in aggregate (Excess Available Cash) on the last Business Day of the immediately preceding calendar month (each an Over Advance Portion Verification Date).

(d)	The Representative Borrower shall provide the Facility Agent with an officer’s certificate within ten (10) Business Days after each Over Advance Portion Verification Date confirming the amount of the Excess Available Cash on that Over Advance Portion Verification Date and the amount of the Over Advance Portion which will be repaid on the immediately following Over Advance Portion Repayment Date.

(e)	The Over Advance Portion shall in any event be repaid in full on or before the Over Advance Portion Final Maturity Date.

(f)	Without prejudice to the other provisions of this Clause 5.1 (Repayment of the Over Advance Portion), the Borrowers may prepay the Over Advance Portion pursuant to the provisions of Clause 6.5 (Voluntary prepayment).

5.2	Repayment of the Loans

(a)	The Borrowers must repay the Loans (other than the Over Advance Portion) in instalments on each Facility Repayment Date in accordance with this Clause 5 (Repayment). Any amounts repaid in respect of the Loans under this Clause 5.2 may not be reborrowed.

(b)	The first repayment date shall fall on 30 June 2010 and a further repayment date shall fall on each of the twenty-four (24) dates falling at immediately succeeding consecutive three (3) months intervals thereafter (each a Facility Repayment Date).

(c)	During the Waiver Period and thereafter for so long as the Leverage Ratio exceeds, or is deemed to exceed (in accordance with Clause 16.15(h)), 75%, each repayment instalment in respect of the Loans on each Facility Repayment Date shall be in an amount equal to the aggregate of:

(i)	the aggregate for each of the Borrowers of any and all cash in hand or on deposit, excluding cash received by the Representative Borrower from the exercise of warrants, in the Accounts or any other account in excess of US$20,000,000 in aggregate (Excess Available Cash for Loans) on the last Business Day of the immediately preceding calendar month (each a Loan Verification Date); and

(ii)	on the fourth Facility Repayment Date and each subsequent Facility Repayment Date during the period described in this paragraph (c), such additional amount (if any) as may be necessary to ensure that the total aggregate amount of the repayment instalments paid on that Facility Repayment Date and the immediately preceding three (3) Facility Repayment Dates is equal to at least US$40,000,000.

(d)	The Representative Borrower shall provide the Facility Agent with an officer’s certificate within ten (10) Business Days after each Loan Verification Date confirming the amount of the Excess Available Cash for Loans on that Loan Verification Date and the amount of the Loans which will be repaid on the immediately following Facility Repayment Date.

(e)	On each Facility Repayment Date after the expiry of the Waiver Period and following the date on which the Leverage Ratio becomes 75% or less, each repayment instalment payable on such Facility Repayment Date shall be in an amount equal to the aggregate of:

(i)	US$10,000,000; and

(ii)	Such additional amount (if any) as may be necessary to ensure that the total aggregate amount of the repayment instalments paid on that Facility Repayment Date and the immediately preceding three (3) Facility Repayment Dates is equal to at least US$40,000,000.

(f)	Each Loan shall in any event be repaid in full on the Final Maturity Date.

(g)	If, in addition to the instalments payable on the Facility Repayment Dates, the Borrowers make additional prepayments of the Loans (other than the Over Advance Portion) by way of voluntary prepayment pursuant to Clause 6.5 (Voluntary prepayment), then:

(i)	if any such additional prepayment is made during the period referred to in Clause 5.2(c) above, the amount which would otherwise have been outstanding at the Final Maturity Date shall be reduced or eliminated by an amount equal to the amount prepaid and, then the remaining repayment instalments shall be so reduced or eliminated in inverse order of maturity; and

(ii)	if any such additional prepayment is made during the period referred to in Clause 5.2(e) above, the subsequent instalments due on the next succeeding Facility Repayment Date or the Facility Repayment Dates (as the case may be) shall be reduced or eliminated (in strict order of maturity) by an amount equal to the amount prepaid until such amount has been exhausted unless the Representative Borrower nominates in writing that the prepayment is to be applied first against specific Loans then outstanding.

6.	PREPAYMENT AND CANCELLATION

6.1	Mandatory prepayment – illegality

(a)	If it becomes, or to the knowledge of any Lender is to become, unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or a Finance Document or to fund or maintain its share in one or more of the Loans (the Event of Illegality), that Lender shall notify the Facility Agent and the Representative Borrower.

(b)	After notification under paragraph (a) above, the Facility Agent shall notify the Representative Borrower promptly and:

(i)	the Borrowers shall repay or prepay the share of that Lender in the relevant Loan or Loans on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in a Loan or Loans will be the date specified by that Lender in the notice delivered to the Representative Borrower (being no earlier than the last day of any applicable grace period permitted by Applicable Law or, if earlier, and the Borrower so desires, the last day of the current Term).

6.2	Mandatory prepayment – Leverage Ratio

If on any date for determination of the Leverage Ratio after the end of the Waiver Period, the Leverage Ratio is higher than 75%, the provisions of Clause 16.15(c) (Partial prepayments or additional security) shall apply.

6.3	Mandatory prepayment – Sale or Total Loss of a Vessel

(a)	If a Vessel is sold (other than where the sale is to another Borrower), upon the occurrence of such sale (except in circumstances where there is a transfer between Borrowers) or, if there is a Total Loss of a Vessel, on the earlier of (i) the receipt of the proceeds of the Obligatory Insurances relating to such Total Loss and (ii) the date falling one hundred and twenty (120) days after the Date of Total Loss the Borrowers shall be obliged to prepay such amount of the Loans outstanding as is equal to the amount of the total net proceeds (being the aggregate total amount of the sale or insurance proceeds (as the case may be) less any applicable tax and verified reasonable costs directly relating to the sale or recovery of the insurance proceeds) received from such sale or Total Loss. The amount which would otherwise have been outstanding at the Final Maturity Date shall be reduced or eliminated by an amount equal to the amount prepaid and then the remaining repayment instalments shall be so reduced or eliminated in inverse order of maturity.

(b)	The Facility Agent and the Representative Borrower shall, in good faith, enter into discussions following the sale or a Total Loss of a Vessel in relation to the remaining repayment instalments payable pursuant to Clause 5.2(e)(Repayment of the Loans).

6.4	Mandatory prepayment – Additional capital

(a)	If on any date prior to the Final Maturity Date, any of the Borrowers raises additional capital, the Borrowers shall be obliged, unless otherwise agreed, to pay an amount equal to 25 % of such additional capital (net of expenses incurred in connection with raising such capital) to the Facility Agent for application towards prepayment of the Loans. Such prepayment shall be applied so that the amount which would otherwise have been outstanding at the Final Maturity Date shall be reduced or eliminated by an amount equal to the amount prepaid and, then the remaining repayment instalments shall be so reduced or eliminated in inverse order of maturity.

(b)	The provisions of paragraph (a) above shall no longer apply following the Facility Agent confirming in writing to the Representative Borrower that the repayment profile of the

Loans has reduced to 18 years or lower, based on the Market Value weighted average age of the Vessels. The Facility Agent shall give such a confirmation to the Representative Borrower, or as the case may be, indicate that it is unable to give such a confirmation, as soon as practicable following a request from the Representative Borrower so to do in writing.

6.5	Voluntary prepayment

(a)	The Borrowers may, by the Representative Borrower giving not less than five (5) Business days’ prior written notice to the Facility Agent, prepay the Loans in whole or from time to time in part on the last day of any Term.

(b)	A prepayment must be in a minimum amount of US$2,500,000 and in integral multiples of US$1,000,000 if in excess of US$2,500,000.

(c)	Any voluntary prepayment under this Clause 6.5 shall be applied as follows:

(i)	if a voluntary prepayment is made during the period referred to in Clause 5.2(c), the amount which would otherwise have been outstanding at the Final Maturity Date shall be reduced or eliminated by an amount equal to the amount prepaid and, then the remaining repayment instalments shall be so reduced or eliminated in inverse order of maturity; and

(ii)	if a voluntary prepayment is made during the period referred to in Clause 5.2(e), the subsequent instalments due on the next succeeding Facility Repayment Date or the Facility Repayment Dates (as the case may be) shall be reduced or eliminated (in strict order of maturity) by an amount equal to the amount prepaid until such amount has been exhausted unless the Representative Borrower nominates in writing that the prepayment is to be applied first against specific Loans then outstanding.

6.6	Voluntary cancellation

(a)	The Representative Borrower may, by giving not less than five (5) Business days’ prior notice to the Facility Agent, cancel the unutilised amount of the Total Commitments in whole or in part.

(b)	Partial cancellation of the Total Commitments must be in a minimum amount of US$5,000,000 and in integral multiples of US$2,500,000 in excess of US$5,000,000.

(c)	Any cancellation in whole or in part will be applied against the Commitments of the Lenders pro rata.

6.7	Voluntary prepayment and cancellation

(a)	If a Borrower is, or will be, required to pay to a Lender a Tax Payment or an Increased Cost, the Representative Borrower may, while the requirement continues, give notice to the Facility Agent requesting prepayment and cancellation in respect of that Lender.

(b)	After notification under paragraph (a) above:

(i)	that Borrower must repay or prepay that Lender’s share in each Loan made to it on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in a Loan(s) will be the last day of the current Term for the relevant Loan or, if earlier, the date specified by the relevant Borrower in the notice delivered to the Facility Agent.

6.8	Re-borrowing of Loans

Any prepayment of a Loan may not be re-borrowed.

6.9	Miscellaneous provisions

(a)	Any notice of prepayment and/or cancellation under this Agreement is irrevocable and must specify the relevant date(s). The Facility Agent must notify the Lenders promptly of receipt of any such notice.

(b)	All prepayments under this Agreement must be made with accrued interest on the amount prepaid. No premium or penalty is payable in respect of any prepayment except for Break Costs.

(c)	No prepayment or cancellation is allowed except in accordance with the express terms of this Agreement.

(d)	No amount of the Total Commitments reduced or cancelled under this Agreement may subsequently be reinstated.

7.	INTEREST

7.1	Calculation of interest

(a)	The rate of interest on each Loan for each Term is the percentage rate per annum equal to the aggregate of:

(i)	the applicable Margin from time to time;

(ii)	LIBOR; and

(iii)	Mandatory Cost (if any) (together, the Interest Rate).

(b)	Interest shall be calculated by reference to the actual number of days elapsed and on the basis of a year of 360 days. Interest shall accrue from and including the first day of each Term to but excluding the last day of such Term.

7.2	Payment of interest

Except where it is provided to the contrary in this Agreement, the Borrowers must pay accrued interest on each Loan on the last day of each Term and also, if the Term is longer than three months, on the dates falling at quarterly intervals after the first day of that Term (each an Interest Payment Date).

7.3	Interest on overdue amounts

(a)	If a Borrower fails to pay any amount payable by it under the Finance Documents, the Borrowers must immediately on demand by the Facility Agent pay interest on the overdue amount from its due date up to the date of actual payment, both before, on and after judgment.

(b)	If the overdue amount is a principal amount of a Loan or is an amount accruing in respect of interest on a Loan and becomes due and payable prior to the last day of its current Term, then:

(i)	the first Term for that overdue amount will be the unexpired portion of that Term and the rate of interest on the overdue amount for that first Term will be two (2) per cent. per annum above the Interest Rate; and

(ii)	thereafter, any subsequent Term for that overdue amount shall be selected by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) who may select successive Terms of any duration up to six (6) months, and the rate of interest on the overdue amount will be two (2) per cent. per annum above the Interest Rate.

After the expiry of the first Term for that overdue amount, the rate on the overdue amount will be calculated in accordance with paragraph (c) below.

(c)	In respect of any amounts outstanding other than in accordance with paragraph (b) above, interest on such overdue amount is payable at a rate determined by the Facility Agent to be two (2) per cent. per annum above the Interest Rate. For this purpose, the Facility Agent may (acting on the instructions of the Majority Lenders, acting reasonably) select successive Terms of any duration of up to six (6) months.

(d)	Interest (if unpaid) on an overdue amount will be compounded with that overdue amount at the end of each of its Terms but will remain immediately due and payable.

7.4	Notification of rates of interest

The Facility Agent must promptly notify each Finance Party and the Representative Borrower of the determination of a rate of interest under this Agreement.

8.	TERMS

8.1	Selection

(a)	Each Loan has successive Terms.

(b)	The Representative Borrower must select the first Term for the first Loan in the relevant Request. Subject to the following provisions of this Clause 8 (Terms) each such Term for a Loan will be a period of one (1), three (3), six (6), nine (9) or twelve (12) months, or such other period as may be agreed by the Representative Borrower and the Facility Agent. If the Representative Borrower fails to select a Term for a Loan, that Term will, subject to the other provisions of this Clause 8 (Terms), be three (3) months.

(c)	The term for a Loan will be the same duration as the previous Term for such Loan, unless the Representative Borrower provides to the Facility Agent an irrevocable notice pursuant to paragraph (b) above requesting a different Term in accordance with Clause 8.1(b) (Selection) no later than 11.00 a.m. three (3) Business Days before the Rate Fixing Date for that Term, provided however that not more than five (5) different Terms may be outstanding at any one time.

(d)

The Representative Borrower may, on or before the time a Request is given, request that a Term for a Loan is not consolidated with existing Terms for other Loans then outstanding. No more than five (5) such non-consolidated Loans and different terms under paragraph (c)

above in aggregate may be outstanding at any one time. In the event of such a request, the Representative Borrower must select both the Term for such Loan in the relevant Request and when such Loan is rolled over the provisions of paragraph (b) above will apply to such selection.

8.2	No overrunning the Final Maturity Date

If a Term would otherwise overrun the Final Maturity Date, it will be shortened so that it ends on the Final Maturity Date.

8.3	Other adjustments

The Facility Agent and the Representative Borrower may enter into such other arrangements as they may agree for the adjustment of Terms and the consolidation and/or splitting of Loans and will enter into such arrangements as are practicable to ensure that Loans in amounts at least equal to the amount required to be repaid on a Facility Repayment Date have a Term ending on such Facility Repayment Date.

9.	MARKET DISRUPTION

9.1	Failure of the Reference Bank to supply a rate

If LIBOR is to be calculated by reference to the Reference Banks but a Reference Bank does not supply a rate by 11.00 a.m. on the Rate Fixing Day, the applicable LIBOR will be determined on the basis of the remaining Reference Banks.

9.2	Market disruption

(a)	A market disruption event shall arise where:

(i)	no, or only one, Reference Bank supplies a rate by 11.00 a.m. on the Rate Fixing Day; or

(ii)	the Facility Agent receives by close of business on the Rate Fixing Day notification from any Lender or Lenders (the Affected Lenders) whose aggregate shares in the relevant Loan exceed 50 per cent. of that Loan that the cost to them of obtaining matching deposits in the relevant interbank market is in excess of LIBOR for the relevant Term.

(b)	The Facility Agent must promptly notify the Representative Borrower and the Lenders of a market disruption event.

(c)	After notification under paragraph (b) above, the rate of interest for the Affected Lenders on the affected Loan for the relevant Term will be the aggregate of the applicable:

(i)	Margin;

(ii)	the rate notified to the Facility Agent by those Affected Lenders as soon as practicable, and in any event before interest is due to be paid in respect of that Term, to be that which expresses as a percentage rate per annum the cost to those Affected Lenders of funding the Loan from whatever source each of them may reasonably select; and

(iii)	Mandatory Cost (if any).

9.3	Alternative basis of interest or funding

(a)	If a market disruption event occurs and the Facility Agent or the Representative Borrower so require, the Representative Borrower and the Facility Agent must enter into negotiations for a period of not more than thirty (30) days with a view to agreeing to an alternative basis for determining the rate of interest and/or funding for the affected Loan and any future Loan.

(b)	Any alternative basis agreed between the Representative Borrower and the Facility Agent will be, with the prior written consent of all the Lenders, binding on all the Parties hereto.

10.	TAXES

10.1	Tax gross-up

(a)	Each Borrower must make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by an Applicable Law.

(b)	If a Borrower or a Lender is aware that a Borrower must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must promptly notify the Facility Agent. The Facility Agent must then promptly notify the affected Parties.

(c)	If a Tax Deduction is required by an Applicable Law to be made by a Borrower or, as the case may be, the Facility Agent, the amount of the payment due from the Borrowers will be increased, or, as the case may be, the Borrowers shall make an additional payment, so that the amount (after making the Tax Deduction, including on the additional payment) received by the recipient is equal to the payment which would have been due if no Tax Deduction had been required.

(d)	A Borrower is not required to make an increased payment to a Lender under paragraph (c) above for a Tax Deduction in respect of tax imposed by the United Kingdom from a payment of interest on a Loan, if on the date on which the payment falls due:

(i)	the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration or application of) any Applicable Laws or Treaty, or any published practice or concession of any relevant taxing authority; or

(ii)	(A) the relevant Lender is a Qualifying Lender solely under sub-paragraph (b) of the definition of Qualifying Lender;

(A)	an officer of HM Revenue & Customs has given (and not revoked) a direction (a Direction) under section 931 of the ITA (as that provision has effect on the date on which the relevant Lender became a Party) which relates to that payment and that Lender has received from that Borrower a certified copy of that Direction; and

(B)	the payment could have been made to the Lender without any Tax Deduction in the absence of that Direction; or

(iii)	the relevant Lender is a Qualifying Lender solely under sub-paragraph (b) of the definition of Qualifying Lender and it has not, other than by reason of any change after the date of this Agreement in (or in the interpretation, administration, or application of) any law, or any published practice or concession of any relevant taxing authority, given a Tax Confirmation to the Borrowers; or

(iv)	the relevant Lender is a Treaty Lender and the Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the Tax Deduction had that Lender complied with its obligations under paragraph (g) below.

(e)	If a Borrower is required to make a Tax Deduction, that Borrowers must make the minimum Tax Deduction allowed by Applicable Law and must make any payment required in connection with that Tax Deduction within the time allowed by the Applicable Law.

(f)	Within fifteen (15) days of making either a Tax Deduction or a payment required in connection with a Tax Deduction the Borrower making the Tax Deduction must deliver to the Facility Agent for the relevant Finance Party, documents or other information (or certified copies thereof) evidencing satisfactorily to that Finance Party (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

(g)	Each Lender which is a Treaty Lender and each Borrower which makes a payment to which that Lender is entitled, shall co-operate in completing any procedural formalities necessary for the relevant Borrower to obtain authorisation to make the payment without a Tax Deduction and each Lender which is a Treaty Lender shall not take any steps which would render inapplicable to the payments by the relevant Borrower to that Lender the exemption for tax imposed by the United Kingdom on interest provided by the relevant Treaty.

(h)	A UK Non-Bank Lender which becomes a Party on the day on which this Agreement is entered into gives a Tax Confirmation to the Borrowers by entering into this Agreement.

(i)	A UK Non-Bank Lender shall promptly notify the Representative Borrower and the Facility Agent if there is any change in the position from that set out in the Tax Confirmation.

10.2	Tax Indemnity

(a)	Without prejudice to the provisions of Clause 10.1 (Tax gross-up), if any Lender is required to make any payment on account of Tax solely as a result of its entry into any Finance Document (not being a Tax imposed on the net income of a Lender or its Facility Office by the jurisdiction in which it is incorporated (or, if different, the jurisdiction in which it is treated as resident for tax purposes), or the jurisdiction in which its Facility Office is located or on the capital of that Lender employed in such jurisdiction or jurisdictions) on any sum received or receivable under the Finance Documents (including, without limitation, any sum received or receivable under this Clause 10.2 (Tax Indemnity)) or any liability in respect of any such payment is imposed, levied or finally assessed against a Lender, the Borrowers shall (within three (3) Business Days of demand on the Representative Borrower by the Facility Agent) indemnify that Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

(b)	Clause 10.2(a) (Tax Indemnity) above shall not apply to the extent a loss, liability or cost:

(i)	is compensated for by an increased payment under Clause 10.1 (Tax gross-up); or

(ii)	would have been compensated for by an increased payment under Clause 10.1 (Tax gross-up) but was not so compensated solely because one of the exclusions in Clause 10.1(d) (Tax gross-up) applied.

10.3	Tax Credit

If a Lender or, as the case may be, the Facility Agent determines in its absolute discretion, acting in good faith, that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which a Borrower has made an increased payment or paid a compensating sum under this Clause 10 (Taxes) that Lender or, as the case may be, the Facility Agent shall, provided it has received all amounts which are then due and payable by the Borrower under any of the provisions of this Agreement and the other Finance Documents, pay to the relevant Borrower (to the extent that that Lender or, as the case may be, the Facility Agent can do so without prejudicing the amount of that benefit and the right of that Lender, or as the case may be, the Facility Agent to obtain any other benefit, relief or allowance which may be available to it), such amount, if any, as that Lender, or as the case may be, the Facility Agent shall determine in its absolute discretion acting in good faith, will leave that Lender, or as the case may be, the Facility Agent in no better and no worse position than it would have been in if the deduction or withholding had not been required and so that it retains no benefit as a result of the receipt of such deduction.

10.4	Notification of Claim

A Lender making, or intending to make, a claim under Clause 10.2 (Tax Indemnity) shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Representative Borrower.

10.5	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

10.6	Stamp taxes

Each Borrower must pay and indemnify each Finance Party against any stamp duty, registration or other similar Tax payable by a Finance Party in connection with the entry into, performance or enforcement of any Finance Document, except for any such Tax payable in connection with entering into a Transfer Certificate.

10.7	Value added taxes

(a)	Any amount (including costs and expenses) payable under a Finance Document by a Borrower is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Borrowers must pay to the relevant Finance Party (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

(b)

Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party must also at the same time pay and indemnify the Finance Party against all value added tax or any other Tax of a similar nature incurred by the Finance Party in respect of these costs or expenses but only to the extent that the Finance Party (acting reasonably) determines that neither it nor any other member of any group of which it is a member for value added tax purposes is entitled to credit or repayment from the relevant tax authority in respect of the Tax.

11.	INCREASED COSTS

11.1	Increased Costs

Except as provided below in this Clause 11 (Increased Costs), the Borrowers must pay to a Finance Party the amount of any Increased Cost incurred by that Finance Party or its Subsidiaries, or its Affiliates as a result of:

(a)	the introduction of, or any change in, the interpretation, administration or application of, any law or regulation after the date of this Agreement (including, for the avoidance of doubt, the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (Basel II) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates)); or

(b)	compliance with any law or regulation, made after the date of this Agreement.

11.2	Exceptions

The Borrowers need not make any payment for an Increased Cost or Tax Payment to the extent that the Increased Cost is:

(a)	compensated for under another Clause or would have been but for an exception to that Clause;

(b)	a Tax; or

(c)	attributable to the relevant Finance Party or any of its Affiliates or Subsidiaries wilfully failing to comply with any law or regulation.

11.3	Claims

If a Finance Party intends to make a claim for an Increased Cost it must notify the relevant Borrower promptly of the circumstances giving rise to, and the amount of, the claim.

11.4	Mitigation

(a)	Each Finance Party must, in consultation with the relevant Borrower, take all reasonable steps to mitigate any circumstances which arise and which result or would result in any Increased Cost, illegality under Clause 6.1 (Mandatory prepayment - illegality) or Tax Payment being payable to that Finance Party, including changing its Facility Office.

(b)	The relevant Borrower must indemnify that Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of any step taken by it under paragraph (a) above.

(c)	A Finance Party is not obliged to take any step under this Clause 11.4 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

(d)	Paragraph (a) above does not in any way limit the obligation of any Borrower under the Finance Documents.

12.	ACCOUNTS

12.1	Maintenance of accounts

The Borrowers shall maintain the Accounts, each of which shall be interest bearing, with the Account Bank until the Final Maturity Date, in each case, free of Security Interests and rights of set-off other than as created by or pursuant to the Security Documents or in favour of the Account Bank.

12.2	Earnings

The Borrowers shall procure that there is credited to each Earnings Account, all Earnings and any Requisition Compensation for the relevant Vessel. The Borrowers shall:

(a)	first, prior to making the transfers referred to in paragraph (b) below, and provided no Event of Default has occurred and is continuing, be entitled to make withdrawals from the Earnings Accounts in the maximum aggregate amount equal to the aggregate of the Operating Expenses in their respective capped or budgeted amounts for the Vessels for the relevant month (as agreed in advance on an annual basis (or as reviewed from time to time during the course of the relevant year) between each relevant Borrower and the Manager in accordance with the terms of the Management Agreements on an arms length, commercial basis) (the Agreed Operating Expenses) and the aggregate of the insurance related payments for the Vessels due, in respect of each Vessel, prior to the next date for the payment of Earnings in respect of that Vessel;

(b)	secondly, make the transfers to the Retention Account in accordance with Clause 12.4 (Transfers to Retention Account in respect of interest on Loans) or Clause 12.5 (Additional Transfers to the Retention Account in respect of repayment of Loans), as the case may be; and

(c)	thirdly, following the transfers referred to in paragraph (b) above, provided no Event of Default has occurred and is outstanding be entitled to withdraw any sums of money standing to the credit of the Earnings Accounts in the following circumstances: (i) in and towards payment of any amount which the Borrowers may be required to pay pursuant to the terms of any Finance Document and (ii) thereafter, for use in the ordinary course of business of the group of companies to which the Borrowers belong.

12.3	Deliberately left blank

12.4	Transfers to Retention Account in respect of interest on Loans

In respect of each Loan, from the date of this Agreement and on the last Business Day of each calendar month (an Earnings Deposit Date), each Borrower shall procure that there is transferred from the Earnings Accounts (and if the Representative Borrower does not forthwith procure such a transfer then that Borrower irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Earnings Accounts) to the Retention Account an aggregate amount calculated in accordance with the following formula:

a = Axn/N

where:

a	=	the relevant aggregate amount of the Earnings and/or, as the case may be, Requisition Compensation to be transferred to the Retention Account out of the Earnings Accounts;

A	=	the aggregate amount required to pay the interest in respect of the Loans (provided that for the purposes of this Clause 12.4 (Transfers to Retention Account in respect of interest on Loans), scheduled interest in respect of the Hedged Portion shall be deemed to be payable at the applicable Fixed Rate), payable on the next Interest Payment Date;

N	=	the number of days in the relevant Retention Period for each Loan; and

n	=	actual number of days elapsed from (and including) the immediately preceding Earnings Deposit Date in the Retention Period for each Loan or the first day of the Retention Period for each Loan (where there is no preceding Initial Earnings Deposit Date in a Retention Period) up to (but excluding) the relevant Earnings Deposit Date.

PROVIDED ALWAYS that on the last Earnings Deposit Date for a Retention Period and, if there remains a shortfall on the last day of a Retention Period there shall be transferred to the Retention Account out of each of the Earnings Accounts an aggregate amount (taking into account the existing balance of the Retention Account) required to pay the interest payable in respect of the Loans on the next Interest Payment Date in full.

12.5	Additional Transfers to the Retention Account in respect of repayment of Loans

(a)	In addition to the transfers to the Retention Account required pursuant to Clause 12.4 (Transfers to Retention Account in respect of interest on Loans), during the period referred to in Clause 5.2(c), in respect of each Loan, from the beginning of the first Facility Repayment Retention Period which falls within the said period referred to in Clause 5.2(c) (or if, by the beginning of the first Facility Repayment Retention Period, the Over Advance Portion has not been repaid in full, from the beginning of the second Facility Repayment Retention Period or, if earlier, the date the Over Advance Portion is repaid in full) each Borrower shall procure that on each Earnings Deposit Date commencing with the Earnings Deposit Date falling on 30 April 2010 there is transferred to the Retention Account (and if the Representative Borrower does not forthwith procure such a transfer, then that Borrower irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Earnings Accounts) an aggregate amount equal to:

(i)	the relevant proportion of the Representative Borrower’s best estimate of the Excess Available Cash for Loans which it will have available at the end of the month before the Facility Repayment Date which falls at the end of the then current Facility Repayment Retention Period; and

(ii)	the relevant proportion of any additional amount payable pursuant to Clause 5.2(c)(ii).

For the purposes of (i) and (ii) above, the relevant proportion shall be calculated in accordance with the following formula:

a = Axn/N

where:

a	=	the relevant aggregate amount of the Earnings and/or, as the case may be, Requisition Compensation to be transferred to the Retention Account out of the Earnings Accounts;

A	=	the aggregate estimated amount of the Excess Available Cash for Loans and any additional amount payable pursuant to Clause 5.2(c)(ii), payable on the next Facility Repayment Date or, in the final Facility Repayment Retention Period, the Final Maturity Date;

N	=	the number of days in the relevant Facility Repayment Retention Period; and

n	=	actual number of days elapsed from (and including) the immediately preceding Earnings Deposit Date in the Facility Repayment Retention Period or the first day of the Facility Repayment Retention Period (where there is no preceding Earnings Deposit Date in a Facility Repayment Retention Period) up to (but excluding) the relevant Earnings Deposit Date.

(b)	In addition to the transfers to the Retention Account required pursuant to Clause 12.4 (Transfers to Retention Account in respect of interest on Loans), during the period referred to in Clause 5.2(e), in respect of each Loan, from the beginning of the first Facility Repayment Retention Period which falls within the period referred to in Clause 5.2(e), each Borrower shall procure that on each Earnings Deposit Date there is transferred to the Retention Account (and if the Representative Borrower does not forthwith procure such a transfer, then that Borrower irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Earnings Accounts) an aggregate amount calculated in accordance with the following formula:

a = Axn/N

where:

a	=	the relevant aggregate amount of the Earnings and/or, as the case may be, Requisition Compensation to be transferred to the Retention Account out of the Earnings Accounts;

A	=	the aggregate amount (if any) required to repay the principal in respect of the Loans, payable on the next Facility Repayment Date or, in the final Facility Repayment Retention Period, the Final Maturity Date;

N	=	the number of days in the relevant Facility Repayment Retention Period; and

n	=	actual number of days elapsed from (and including) the immediately preceding Earnings Deposit Date in the Facility Repayment Retention Period or the first day of the Facility Repayment Retention Period (where there is no preceding Earnings Deposit Date in a Facility Repayment Retention Period) up to (but excluding) the relevant Earnings Deposit Date.

PROVIDED ALWAYS that on the last Earnings Deposit Date for a Facility Repayment Retention Period and, if there remains a shortfall on the last day of a Facility Repayment Retention Period there shall be transferred to the Retention Account out of the Earnings Accounts an aggregate amount (taking into account the existing balance of the Retention Account) required to pay the aggregate of the principal payable in respect of the Loans on the next Facility Repayment Date or, as the case may be, the Final Maturity Date in full.

12.6	Additional payments to Retention Accounts

If for any reason the aggregate amount standing to the credit of the Earnings Accounts shall be insufficient to make any transfer to the Retention Account required by Clause 12.4 (Transfers to Retention Account in respect of interest on Loans) or 12.5 (Additional Transfers to the Retention Account in respect of repayment of Loans), as the case may be, the Representative Borrower shall, without demand, procure that there is credited to the Retention Account, within four Business Days of the date on which the relevant amount would have been transferred from the Earnings Accounts, an aggregate amount equal to the amount of the shortfall.

12.7	Application of Retention Accounts

The Representative Borrower shall instruct and authorise the Account Bank to transfer from the Retention Account (and if the Representative Borrower does not forthwith procure such a transfer then the Representative Borrower irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Retention Account) to the Facility Agent in respect of each Loan:

(a)	subject to the terms of the DPP, on each Interest Payment Date:

(i)	to the extent that a Borrower is required to make a periodic payment to the Swap Banks under any Swap Agreements, the Representative Borrower shall procure that (and if the Representative Borrower does not forthwith procure such a transfer then the Representative Borrower irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Retention Account) an amount equal to the aggregate of any such periodic payments is transferred forthwith from the Retention Account to the relevant Swap Banks in accordance with the DPP; and

(ii)	to the extent that any Swap Bank is required to make a periodic payment to any Borrower under any Swap Agreement then the relevant Borrower shall procure that the relevant Swap Bank pays such periodic payment into the Retention Account forthwith.

(b)	(i)	on each Facility Repayment Date, the amount of the repayment of that Loan (if any) due in accordance with Clause 5.2 (Repayment of the Loans); and

	(ii)	on each Interest Payment Date in respect of a Loan, the amount of interest then due on that Loan.

12.8	Borrowers’ obligations not affected

If for any reason the amount standing to the credit of the Retention Account is insufficient to repay any Loan in accordance with Clause 5.2 (Repayment of the Loans) or to make any payment of interest when due, the Borrowers’ obligation to repay that Loan or to make that payment of interest shall not be affected.

13.	PAYMENTS

13.1	Place

Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party (other than the Facility Agent) under the Finance Documents must be made to the Facility Agent to its account with such office or bank in New York as it may notify to that Party for this purpose by not less than five (5) Business Days’ prior notice.

13.2	Funds

Payments under the Finance Documents to the Facility Agent must be made for value on the due date at such times and in such funds as the Facility Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.

13.3	Distribution

(a)	Each payment received by the Facility Agent under the Finance Documents for another Party must, except as provided below, be made available by the Facility Agent to that Party by payment (as soon as practicable after receipt) to its account with such office or bank as it may notify to the Facility Agent for this purpose by not less than five (5) Business Days’ prior notice.

(b)	The Facility Agent may apply any amount received by it from any of the Borrowers in or towards payment (as soon as practicable) of any amount due from the Borrowers under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.

(c)	Where a sum is paid to the Facility Agent under this Agreement for another Party, the Facility Agent is not obliged to pay that sum to that Party until it has established that it has actually received it. However, the Facility Agent may assume that the sum has been paid to it, and, in reliance on that assumption, make available to that Party a corresponding amount. If it transpires that the sum has not been received by the Facility Agent, that Party must immediately on demand by the Facility Agent refund any corresponding amount made available to it together with interest on that amount from the date of payment to the date of receipt by the Facility Agent at a rate calculated by the Facility Agent to reflect its cost of funds.

13.4	Currency

All amounts payable under the Finance Documents are payable in Dollars provided always that amounts payable in respect of costs and expenses are payable in the currency in which those costs and expenses are incurred.

13.5	No set-off or counterclaim

All payments made by any Borrower under the Finance Documents must other than by reason of netting under any Swap Agreements be made without set-off or counterclaim.

13.6	Business Days

(a)	If a payment under the Finance Documents is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

13.7	Payments

(a)	Subject to the terms of the DPP, if any Administrative Party receives a payment insufficient to discharge all the amounts then due and payable by the Borrowers under the Finance Documents, then, except to the extent otherwise provided in any Finance Document, the Administrative Party must apply that payment towards the obligations of the Borrowers under the Finance Documents in the following order:

(i)	first, in or towards payment or satisfaction pro rata of all costs, charges, sales taxes, expenses and liabilities incurred and payments made by the Finance Parties (other than the Swap Banks) or any receiver and all remuneration payable to the Finance Parties or any receiver under or pursuant to the Security Documents including, without limitation, legal expenses, re-instatement costs and any costs incurred in recovering possession of the Security Assets;

(ii)	second, in or towards payment pro rata of any unpaid fees, costs and expenses of the Finance Parties (other than the Swap Banks) to the extent not recovered under paragraph (i) above under this Agreement and the Finance Documents;

(iii)	third, in or towards payment pro rata of any accrued but unpaid interest payable to the Finance Parties (other than the Swap Banks) under this Agreement and the Finance Documents;

(iv)	fourth, in or towards payment pro rata of any Break Costs of the Lenders due but unpaid and payable to the Finance Parties (other than the Swap Banks) under this Agreement and the Finance Documents;

(v)	fifth, in or towards payment pro rata of any principal in respect of this Agreement and the Finance Documents due but unpaid;

(vi)	sixth, in or towards payment pro rata to the Finance Parties (other than the Swap Banks) of any other amounts which are due but unpaid by the Borrowers to any of the Finance Parties (other than the Swap Banks) under the Finance Documents in such order as the Finance Parties (other than the Swap Banks) shall in their absolute discretion determine;

(vii)	seventh, any periodic payments (not being payments as a result of termination or closing out) due but unpaid pro rata to the Swap Banks under the Swap Agreements;

(viii)	eighth, in or towards payment pro rata of payments as a result of termination or closing out due but unpaid to the Swap Banks; and

(ix)	ninth, after all amounts payable or which may become payable under the Finance Documents have been paid in full and the Finance Documents have been discharged and the payments under subparagraph (viii) have been made, in payment of the surplus, if any, to the Representative Borrower or other persons entitled thereto.

(b)	Subject to the terms of the DPP, the Facility Agent must, if so directed by all the Lenders, vary the order set out at paragraphs (a)(ii) to (a)(vi) above.

(c)	This Clause 13.7 (Payments) will override any appropriation made by a Borrower.

13.8	Timing of payments

If a Finance Document does not provide for when a particular payment is due, that payment will be due within three (3) Business Days of demand by the relevant Finance Party.

14.	REPRESENTATIONS

14.1	Representations

The representations set out in this Clause 14 (Representations) are made, unless otherwise stated, by each Borrower in respect of itself or (if the relevant provision so states) one or more of them each in respect of itself to the Finance Parties.

14.2	Status

(a)	With respect to the Representative Borrower, it is a limited liability company, duly incorporated and validly existing under the laws of the Republic of the Marshall Islands and with respect to each of the Borrowers other than the Representative Borrower, it is a limited liability company, duly formed and validly existing under the laws of its jurisdiction of incorporation.

(b)	It and each of its Subsidiaries, if any, has the power to own its assets and carry on its business as it is being conducted.

(c)	The Representative Borrower is the legal and beneficial owner of all the share capital of each of the other Borrowers.

14.3	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.

14.4	Legal validity

Subject to any general principles of law limiting its obligations and referred to in any legal opinion required under this Agreement, each Finance Document to which it is a party is its legally binding, valid and enforceable obligation.

14.5	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not conflict in any material respect with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

14.6	No Default

(a)	No Default is outstanding or will result from the execution of, or the performance of any transaction contemplated by, any Finance Document.

(b)	No other event is outstanding which constitutes a default under any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent or in a manner which is reasonably likely to have a Material Adverse Effect.

14.7	Authorisations

Except for registration of (i) the Mortgages and the relevant Vessels at the registry of the Approved Flag State, (ii) any Security Agreement creating a charge over Security Assets of the Borrowers with the Registrar of Companies in the jurisdiction of incorporation of the relevant Borrower or (iii) any relevant Security Agreement under the Companies Act 2006, all authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents have been obtained or effected (as appropriate) and are in full force and effect.

14.8	Financial statements

The audited consolidated financial statements of the Representative Borrower most recently delivered to the Facility Agent (or, until delivery of the first audited financial statements, the Opening Balance Sheet) together with any other financial information supplied to the Facility Agent by the Representative Borrower:

(a)	have been prepared in accordance with U.S. GAAP, consistently applied;

(b)	have been audited in accordance with U.S. GAAP; and

(c)	fairly represent its financial condition (consolidated, if applicable) as at the date to which they were drawn up, except, in each case, as disclosed to the contrary in those financial statements or other information.

14.9	No material adverse change

There has been no material adverse change in the ability of the Borrowers to make all the required payments under this Agreement or the validity or enforceability of this Agreement since the date of the IPO or following the receipt by the Facility Agent of a Compliance Certificate, since the date of the then latest Compliance Certificate.

14.10	Litigation

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency (including, but not limited to, investigative proceedings) which, if on the balance of probabilities is likely to be adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started against the Borrowers or any of them.

14.11	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

14.12	Taxes on payments

All amounts payable by it to the Facility Agent under the Finance Documents and the Related Contracts may be made without any Tax Deduction.

14.13	Stamp duties

Except as notified in writing to and accepted by the Facility Agent, no stamp or registration duty or similar Tax or charge is payable in its jurisdiction of incorporation in respect of any Finance Document or Related Contract.

14.14	Environment

Except as may already have been disclosed by the Representative Borrower in writing to the Facility Agent:

(a)	each of the Borrowers and their respective Environmental Affiliates have, without limitation, complied with the provisions of all applicable Environmental Laws in relation to each Vessel actually delivered to it;

(b)	each of the Borrowers and their respective Environmental Affiliates have obtained all requisite Environmental Approvals in relation to each Vessel actually delivered to it and are in compliance with such Environmental Approvals;

(c)	neither the Borrowers nor any of their respective Environmental Affiliates have received notice of any Environmental Claim in relation to a Vessel actually delivered to a Borrower which alleges that any of the Borrowers or any of their respective Environmental Affiliates is not in compliance with applicable Environmental Laws in relation to such Vessel or Environmental Approvals in relation to such Vessel;

(d)	there is no Environmental Claim in relation to any Vessel actually delivered to that Borrower pending or threatened which is such that a first class owner or operator of vessels such as the Vessels, making all due enquiries and complying in all respects with its obligations under the ISM Code, ought to have known about; and

(e)	there has been no Release of Hazardous Materials by or in respect of any Vessel actually delivered to a Borrower, about which a first class owner or operator of vessels such as the Vessels making all due enquiries and complying in all respects with its obligations under the ISM Code ought to have known about.

14.15	Security Interests

No Security Interest exists over its or any of its Subsidiary’s assets which would cause a breach of Clause 16.5 (Security Interests).

14.16	Security Assets

Each Borrower is or will on the creation of the relevant Security Interest solely and absolutely entitled to the Security Assets over which it has or will create any Security Interest pursuant to the Security Documents to which it is, or will be, a party and there is no agreement or arrangement under which it is obliged to share any proceeds of or derived from such Security Assets with any third party.

14.17	ISM Code compliance

In respect of the Delivered Vessels, the Subsequent Vessels and any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Borrower is in full compliance with the ISM Code in respect of that Vessel.

14.18	ISPS Code Compliance

In respect of the Delivered Vessels, the Subsequent Vessels and any Additional Vessel, on the Delivery Date in respect of the relevant Vessel, the relevant Borrower is in full compliance with the ISPS Code in respect of that Vessel.

14.19	No amendments to Related Contracts

Other than as notified to and agreed by the Facility Agent in writing, there have been no amendments to any of the Related Contracts.

14.20	Money Laundering

Any borrowing by each Borrower and the performance of its obligations hereunder and under the other Finance Documents to which it is a party will be for its own account and will not involve any breach by it of any law or regulatory measure relating to money laundering as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities or any equivalent law or regulatory measure in any other jurisdiction.

14.21	Insolvency

(a)	No Borrower is unable, nor admits or has admitted its inability, to pay its debts or has suspended making payments on any of its debts.

(b)	No Borrower has commenced, or intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its Financial Indebtedness.

(c)	The value of the assets of each Borrower is not less than its liabilities (taking into account contingent and prospective liabilities).

(d)	No moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any indebtedness of any Borrower.

(e)	No reorganisation or liquidation of any Borrower has occurred.

14.22	Immunity

(a)	The execution by it of each Finance Document to which it is a party constitutes, and the exercise by it of its rights and performance of its obligations under each such Finance Document will constitute, private and commercial acts performed for private and commercial purposes.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Finance Document.

14.23	No adverse consequences

(a)	It is not necessary under the laws of its jurisdiction of incorporation:

(i)	in order to enable any Finance Party to enforce its rights under any Finance Document; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in each Borrower’s jurisdiction of incorporation; and

(b)	No Finance Party will be deemed to be resident, domiciled or carrying on business in its jurisdiction of incorporation by reason only of the execution, performance and/or enforcement of any Finance Document.

14.24	Jurisdiction/governing law

(a)	Its:

(i)	irrevocable submission under this Agreement to the jurisdiction of the courts of England;

(ii)	agreement that this Agreement is governed by English law; and

(iii)	agreement not to claim any immunity to which it or its assets may be entitled,

are legal, valid and binding under the laws of each relevant Borrower’s jurisdiction of incorporation.

(b)	Any judgment obtained in England will be recognised and be enforceable by the courts of each relevant Borrower’s jurisdiction of incorporation, subject to any statutory or other conditions of such jurisdiction.

14.25	Times for making representations

(a)	The representations set out in this Clause 14 (Representations) are made by each Original Borrower on the date of this Agreement.

(b)	Unless a representation is expressed to be given at a specific date (in which event it shall be deemed to be given on that date), the representations in Clauses:

(i)	14.2 (Status), 14.3 (Powers and authority), 14.4 (Legal validity), 14.5 (Non-conflict), 14.6 (No Default) 14.7 (Authorisations), 14.8 (Financial statements), 14.11 Pari passu ranking), 14.21 (Insolvency), 14.22 (Immunity) and 14.24 (Jurisdiction/governing law) are deemed to be repeated by each Borrower on the date of each Request , on each Utilisation Date and the first day of each Term;

(ii)	14.9 (No material adverse change), 14.10 (Litigation), are deemed to be repeated by each Borrower on each Utilisation Date; and

(iii)	14.14 (Environment), 14.16 (Security Assets), 14.19 (No amendments to Related Contracts) and 14.20 (Money Laundering) are deemed to be repeated on each Utilisation Date in respect of, the Vessel being delivered/financed on that date, the Related Contracts relating to that Vessel (in the case of 14.14 (Environment)) and the borrowing being made on that date (in the case of 14.20 (Money Laundering)).

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

15.	INFORMATION COVENANTS

15.1	Financial statements

(a)	The Representative Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(i)	its audited consolidated financial statements for each of its financial years ending after the date hereof;

(ii)	the other Borrowers’ unaudited financial statements for each of their financial years ending after the date hereof; and

(iii)	its quarterly management accounts for each quarter-year of each of its financial years.

(b)	All financial statements must be supplied promptly after they are available and in any event:

(i)	in the case of audited consolidated financial statements of the Representative Borrower, within 120 days of the end of the relevant financial period;

(ii)	in the case of unaudited financial statements of each other Borrower, within 120 days of the end of the relevant financial period; and

(iii)	in the case of quarterly management accounts of the Representative Borrower, within sixty (60) days of the end of each quarter.

(c)	The Facility Agent shall send to each Lender all of the financial statements received by it under this Clause 15.1 (Financial statements) within fifteen (15) days of receipt of such financial statements.

15.2	Form of financial statements

(a)	Each Borrower must ensure that each set of its financial statements supplied under this Agreement fairly represents the financial condition (consolidated or otherwise) of the relevant person as at the date to which those financial statements were drawn up.

(b)	The Representative Borrower must notify the Facility Agent of any change to the basis on which its audited financial statements are prepared.

(c)	If requested by the Facility Agent, the Representative Borrower must supply or procure that the following are supplied to the Facility Agent:

(i)	a full description of any change notified under paragraph (b) above; and

(ii)	sufficient information to enable the Facility Agent to make a proper comparison between the financial position shown by the set of financial statements prepared on the changed basis and its most recent audited consolidated financial statements delivered to the Facility Agent under this Agreement.

(d)	If requested by the Facility Agent, the Representative Borrower must enter into discussions for a period of not more than thirty (30) days with a view to agreeing to any amendments required to be made to this Agreement to place the Facility Agent in the same position as it would have been in if the change had not happened. Any agreement between the Representative Borrower and the Facility Agent will be, with the prior consent of the Majority Lenders, binding on all parties.

(e)	If no agreement is reached under paragraph (d) above on the required amendments to this Agreement, the Representative Borrower must ensure that its auditors certify those amendments; the certificate of the auditors will be, in the absence of manifest error, binding on all the Parties.

15.3	Compliance Certificate

(a)	The Representative Borrower must supply to the Facility Agent a Compliance Certificate in the form attached at Schedule 7 within 120 days of 31 December 2007 and thereafter (i) within 60 days of each quarter end for each quarter other than the last quarter of each year, and (ii) within 120 days of the quarter end for the fourth quarter of each year, with in each case, each set of its financial statements sent to the Facility Agent under this Agreement.

(b)	Each Compliance Certificate supplied by the Representative Borrower must be signed by its chief financial officer or chief executive officer.

15.4	Access to Books and Records

Upon the request of the Facility Agent, the Representative Borrower shall provide the Facility Agent and any of its representatives, professional advisors and contractors with access to, and permit inspection of, its duly authorised and each of the other Borrower’s books and records, in each case at reasonable times and upon reasonable notice, if the Facility Agent is unable to obtain or locate such information from the SEC website or the Representative Borrower’s website.

15.5	Information - miscellaneous

The Representative Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(a)	copies of all documents despatched by it to its creditors generally or any class of them or, as the case may be, by any Borrowers to its creditors or any class of them at the same time as they are despatched;

(b)	copies of all notices and minutes relating to any Extraordinary General Meeting of its or any Borrower’s shareholders at the same time as they are despatched;

(c)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, or to the knowledge of a Borrower threatened or pending against it or any Borrower and which might, if adversely determined, have a Material Adverse Effect; and

(d)	promptly on request, such further information, in sufficient copies for all the Lenders, regarding the financial condition and operations of the Borrower or any Borrower as the Facility Agent may reasonably request.

15.6	Notification of Default

(a)	Unless the Facility Agent has already been so notified, the Representative Borrower must notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly on request by the Facility Agent but not more often than once in each period of 12 months, unless the Facility Agent, acting reasonably, believes an Event of Default has occurred and is continuing (in which event the Facility Agent shall be entitled to make such requests as and when it considers it appropriate to do so), the Representative Borrower must supply to the Facility Agent a certificate, signed by two of its authorised signatories on its behalf, certifying that no Default is outstanding or, if a Default is outstanding, specifying the Default and the steps, if any, being taken to remedy it.

15.7	Year end

None of the Borrowers may change its financial year end without the prior consent of the Facility Agent, such consent not to be unreasonably withheld.

15.8	Know your customer requirements

(a)	Each Borrower must promptly, on the request of the Facility Agent, supply to it any documentation or other evidence which is reasonably requested by the Facility Agent (whether for itself, on behalf of a Finance Party or any prospective new Lender) to enable a Finance Party or prospective new Lender to carry out and be satisfied with the results of all applicable know your customer requirements.

(b)	Each Lender must promptly on the request of the Facility Agent supply to the Facility Agent any documentation or other evidence which is reasonably required by the Facility Agent to carry out and be satisfied with the results of all know your customer requirements.

16.	GENERAL COVENANTS

16.1	General

Each Borrower agrees to be bound by the covenants set out in this Clause 16 (General Covenants) relating to it. To the extent that a Vessel ceases to be a Vessel in accordance with the terms of this Agreement, the relevant Borrower shall no longer be bound by the covenants set out in this Clause 16 (General Covenants) in so far as these covenants relate to that Vessel.

16.2	Authorisations

Each Borrower must promptly obtain, maintain and comply, in all material respects, with the terms of any authorisation required under any Applicable Law to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.

16.3	Compliance with laws

Each Borrower must comply and must procure that the Manager complies in all respects with all Applicable Laws to which it is subject where failure to do so is reasonably likely to have a Material Adverse Effect.

16.4	Pari passu ranking

Each Borrower must ensure that its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

16.5	Security Interests

No Borrower shall, and shall procure that the Manager does not, create or permit to subsist any Security Interest over the Obligatory Insurances or any other Security Assets or any Related Contract other than:

(a)	Permitted Liens; or

(b)	with the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

16.6	Disposals

(a)	The Representative Borrower may not during any period of three consecutive calendar years, either in a single transaction or in a series of transactions and whether related or not and whether voluntary or involuntary, sell, transfer or otherwise dispose of any of its assets with a net (taking into account acquisitions) aggregate value in excess of US$300,000,000 (of which no more than US$200,000,000 in aggregate shall be in respect of Identified Vessels (calculated on the basis of the sale prices of such Identified Vessels)), in each case, without the consent of the Facility Agent (acting on the instructions of the Majority Lenders).

(b)	Except as provided in paragraphs (c) and (d) below, no Borrower other than the Representative Borrower may, either in a single transaction or in a series of transactions and whether related or not and whether voluntary or involuntary, sell, transfer or otherwise dispose of all or any part of its assets.

(c)	Paragraph (b) above does not apply to any disposal (i) between Borrowers (ii) in the ordinary course of business on an arm’s length basis, for fair market value in respect of any Borrower other than the Representative Borrower or (iii) of assets (other than any Vessel) in exchange for other assets comparable or superior as to type, value and quality or (iv) any other disposal consented to in writing by the Facility Agent (acting on the instructions of the Majority Lenders).

(d)	To the extent that Identified Vessels are owned by any Borrower other than the Representative Borrower, the Borrowers shall be entitled to dispose of such Identified Vessels, provided that no more than US$200,000,000 worth of Identified Vessels (calculated on the basis of the sale prices of such Identified Vessels (when aggregated with the sale prices of Identified Vessels disposed of by all of the Borrowers) are disposed of during any period of three consecutive calendar years. Transfers between Borrowers shall be ignored for the purposes of this Clause 16.6 (Disposals).

16.7	Changes to ownership

(a)	Subject to the Pledges of Shares, the Representative Borrower shall, at all times, remain the legal and beneficial owner of all of the issued shares in each other Borrower.

(b)	During the first three (3) months after the Closing Date, the shareholding of CMA CGM in the Representative Borrower shall not be reduced in accordance with Rule 144 of the Securities Exchange Commission.

16.8	No other business assets or Financial Indebtedness

(a)	The Borrowers shall not engage in any business other than the direct or indirect ownership, operation, management and chartering of container vessels and any business incidental thereto, nor shall any Borrower incur any Financial Indebtedness to be secured in any way on the Vessels, or any of them, or any other Security Asset other than the Financial Indebtedness contemplated by this Agreement or the Swap Agreements.

(b)	The Representative Borrower and GSLS may incur (subject to paragraph (d) below) other indebtedness or issue guarantees against financial loss of any person on an unsecured basis or secured on assets which are not, and will not at any time be, Security Assets.

(c)	No Borrower other than the Representative Borrower and GSLS may incur or permit to be outstanding any Financial Indebtedness other than (i) Financial Indebtedness incurred under the Finance Documents; (ii) any trade debt or expenses related to the operation, maintenance, ownership or use of a Vessel incurred by the relevant Borrower in the ordinary course of business and (iii) inter-company debt owed to or from another Borrower.

(d)	Any inter-company debt owed by the Representative Borrower or by GSLS to a company which is not a Borrower shall be fully subordinated to any Financial Indebtedness under the Finance Documents.

(e)	Notwithstanding any other provisions of this Clause 16.8 (No other business assets or Financial Indebtedness), until the Over Advance Portion has been repaid in full, no Borrower may incur any Financial Indebtedness other than pursuant to paragraph (c) above provided always that the Representative Borrower may incur Financial Indebtedness in connection with the acquisition of the German Vessels.

16.9	Payment of dividends

(a)	The Representative Borrower shall not pay any dividends or make any other distributions (whether by loan or otherwise) to common shareholders unless:

(i)	the Over Advance Portion and any interest accrued thereon has been repaid in full;

(ii)	under Applicable Law and accounting principles in its jurisdiction of incorporation it is entitled to distribute such dividend or such other distribution;

(iii)	it has available cash to make such dividends or distributions, taking into account the repayments which the Borrowers are obliged to make pursuant to Clause 5.2;

(iv)	no Event of Default has occurred and is continuing or would result from the payment of such dividend or other distribution; and

(v)	it is in compliance with its funding obligations in respect of the Retention Accounts.

(b)	Notwithstanding that the provisions of Clause 16.9(a) may be satisfied, during the Waiver Period and at any time thereafter for so long as the Leverage Ratio exceeds 75%, when last determined in accordance with Clause 16.15 (Partial prepayments or additional security), or is otherwise deemed to exceed 75% pursuant to Clause 16.15(h), the Representative Borrower shall not pay dividends in respect of common shares or make other distributions (whether by loan or otherwise) to common shareholders.

16.10	Change of business

(a)	Unless otherwise agreed with the Facility Agent, the Representative Borrower must maintain its place of business, and keep its corporate documents and records, at the address stated in the definition of Representative Borrower on the first page, and the Representative Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the Republic of the Marshall Islands or Bermuda unless otherwise agreed with and notified to the Facility Agent such agreement not to be unreasonably withheld.

(b)	Unless otherwise agreed with the Facility Agent, each other Borrower must maintain its place of business, and keep its corporate documents and records, (i) in the case of an Original Borrower at the relevant address stated in the definition of Original Borrower on page one and (ii) in the case of any other Borrowers (other than the Representative Borrower), at an address in Cyprus, the Marshall Islands or the United Kingdom stated in the Borrower Accession Agreement pursuant to which such person becomes a Borrower., No Borrower will establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the country stated in the definition of Original Borrower on page one or the United Kingdom (in the case of an Original Borrower) or in Cyprus, the Marshall Islands or the United Kingdom (in the case of any other Borrower (other than the Representative Borrower)) unless otherwise agreed with and notified to the Facility Agent such agreement not to be unreasonably withheld.

(c)	Any change in the place of business of:

(i)	the Representative Borrower from the Marshall Islands to Bermuda or vice versa shall be promptly notified in writing to the Facility Agent;

(ii)	any Original Borrower from the country stated in the definition of Original Borrower on page one to the United Kingdom or vice versa; or

(iii)	any other Borrower (other than the Representative Borrower or an Original Borrower) from one in Cyprus, the Marshall Islands or the United Kingdom to another in Cyprus, the Marshall Islands or the United Kingdom,

shall be promptly notified in writing to the Facility Agent.

16.11	Mergers

No Borrower shall enter into any amalgamation, demerger, merger or reconstruction otherwise than under an intra-group re-organisation on a solvent basis or other transaction agreed by the Facility Agent (acting on the instructions of the Majority Lenders).

16.12	Security

The relevant Borrower:

(a)	will procure, at the Applicable Time, that the relevant Mortgage is submitted for registration with the registry of the relevant Approved Flag State and that upon registration the relevant Mortgage will, and will continue to be, registered as a first priority mortgage with the registry of the relevant Approved Flag State;

(b)	without prejudice to paragraph (a) above will procure that the Mortgages and any other security conferred by it under any Security Document are registered as a first priority interest with the relevant authorities within the period prescribed by the Applicable Laws and is maintained and perfected with the relevant authorities;

(c)	will at its own cost, use best efforts to ensure that any Finance Document validly creates the obligations and Security Interests which it purports to create; and

(d)	without limiting the generality of paragraph (a) above, will at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority, pay any stamp, registration or similar tax payable in respect of any Finance Document, give any notice or take any other step which, in the reasonable opinion of the Facility Agent, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence in its jurisdiction of incorporation, any jurisdiction where the relevant Borrower has a place of business and the jurisdiction which is the relevant Vessel’s Approved Flag State or to ensure or protect the priority of any Security Interest which it creates.

16.13	Transactions with affiliated companies

No Borrower may enter into any material transaction with any Affiliate of it unless it is either (i) to comply with any obligations that Borrower may have under the Finance Documents or (ii) on an arm’s length basis or on terms reasonably consistent with and having a substantially similar commercial effect to an arm’s length transaction.

16.14	Registration of the Vessels

(a)	The relevant Borrower shall and procure that the Manager shall:

(i)	procure and maintain with effect from the Applicable Time, the valid and effective provisional registration of the relevant Vessel under the flag of the relevant Approved Flag State and shall effect permanent registration of the Vessel within six months or such shorter period of time for which a provisional registration is valid for the Approved Flag which relates to that Vessel, from the Applicable Time or, if earlier, the date on which the provisional registration of such Vessel ceases to be valid and shall ensure nothing is done or omitted by which the registration of the Vessels would or might be defeated or imperilled; and

(ii)	not change the name of its Vessel without notifying the Facility Agent, or change the port of registration of its Vessel to an Approved Flag State without complying with paragraph (c) below.

(b)

As at the date of this Agreement, each of the Approved Flag States is regarded by the Lenders as an acceptable state of registration, subject to the right of the Facility Agent (acting on the reasonable instructions of the Majority Lenders) to treat such Approved Flag

State as not being acceptable at any time in the future. If the Facility Agent notifies the Representative Borrower to that effect, such Approved Flag State shall be removed from Schedule 10 and Schedule 10 as so amended shall be the list of Approved Flag States from then on for the purposes of this Agreement. Subject to the prior approval of the Facility Agent (acting on the reasonable instructions of the Majority Lenders), the Representative Borrower may at any time request that other flag states are to be included in the list of Approved Flag States. Following such approval, Schedule 10 shall be amended so as to include such new flag state and Schedule 10, as so amended, shall be Schedule 10 from then on for the purposes of this Agreement.

(c)	Each Borrower shall provide the Facility Agent with 30 days’ notice of an intention to change the port of registration of its Vessel to another Approved Flag State during which time the Representative Borrower shall provide the Facility Agent with such information as the Facility Agent requires to agree the form of mortgages and the registration steps required in such new Approved Flag State and the Facility Agent receives a legal opinion from counsel in the Approved Flag State in form and substance satisfactory to the Facility Agent and such other documentary conditions precedent as the Facility Agent may reasonably require.

16.15	Partial prepayments or additional security

(a)	Subject to paragraph (g) below, the provisions of paragraphs (b) to (d) (inclusive) of this Clause 16.15 (Partial prepayments or additional security) shall not apply until the date of the first determination of the Leverage Ratio after the expiry of the Waiver Period.

(b)	The Borrowers will not permit the Leverage Ratio from time to time to be higher than 75 per cent., such Leverage Ratio to be tested as provided in paragraph (d) below.

(c)	If on any determination date the Leverage Ratio is higher than 75 per cent., the Borrowers will immediately following a request of the Facility Agent to do so (i) prepay such amount of the Loans as will ensure that the Leverage Ratio is less than or equal to 75 per cent.; or (ii) provide or cause to be provided to the Facility Agent such additional funds into the Retention Account as is necessary to bring the Leverage Ratio equal to or less than 75 per cent.; or; (iii) provide such additional security, in all respects satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), such that the Leverage Ratio is less than or equal to 75 per cent. For the purposes of determining the Leverage Ratio, the additional security shall have attributed to it such value as the Facility Agent (acting on the instructions of the Majority Lenders) shall determine or in the case of additional security constituted by cash, its full value.

(d)	The Facility Agent shall be entitled to test such Leverage Ratio on (i) the Closing Date and quarterly thereafter on each date on which a Compliance Certificate is to be provided by the Representative Borrower in accordance with Clause 15.3(a) (Compliance Certificate), (ii) the date of receipt of each valuation delivered in accordance with Clause 18.2(c) or 18.2(d) (Delivery of Valuations) and (iii) the date falling one (1) month before the expiry of any Time Charter in respect of a Vessel or, in the event of the early termination of a Time Charter, on the date falling two (2) months after such termination, provided such Time Charter has not, by such date, been extended on terms satisfactory to the Facility Agent or a replacement Acceptable Charter has not been entered into in respect of that Vessel. For the purposes of this paragraph (d), the Market Value of the Vessels shall be determined in accordance with Clause 18.1(a) (Valuation).

(e)	If any Vessel becomes a Total Loss, it shall, as of the earlier of (i) the date of receipt by the Facility Agent of the proceeds of insurance relating to such Total Loss and (ii) the date falling one hundred and twenty (120) days after the Date of Total Loss, cease to be a Vessel for the purposes of this paragraph (e), PROVIDED that, if any insurance proceeds or Requisition Compensation are received by the Facility Agent in respect of a Total Loss of such Vessel they shall be applied in accordance with Clause 16.25 (Proceeds from sale or Total Loss of a Vessel).

(f)	Clauses 6.7 (Voluntary prepayment and cancellation) and 6.9 (Miscellaneous provisions) shall apply, mutatis mutandis, to any prepayment made pursuant to this Clause 16.15 (Partial prepayments or additional security).

(g)	Without prejudice to provisions of paragraph (a) above, the Facility Agent shall be entitled to test the Leverage Ratio at any time during the Waiver Period for the purpose of determining the amount of prepayment in respect of the Loans (if any) made pursuant to the provisions of Clause 6.3 (Mandatory prepayment—Sale or Total Loss of a Vessel).

(h)	For all purposes under this Agreement, the Leverage Ratio shall be deemed to be in excess of 100% (i) during the Waiver Period and (ii) at all times thereafter until the Borrowers provide the first valuations of the Vessels in accordance with Clause 18 (Valuation) following the end of the Waiver Period and (iii) if at any other time the Borrowers are unable to provide any valuations of the Vessels at the times and in the manner required by Clause 18 (Valuation) until the Borrowers are once again able to provide such valuations.

16.16	Classification and repair

The relevant Borrower will, and will procure that the Manager will from the Applicable Time:

(a)	ensure that its Vessel is surveyed from time to time as required by the classification society in which such Vessel is for the time being entered (such classification society to be part of the International Association of Classification Societies (IACS)) and maintain and preserve such Vessel in good working order and repair, ordinary wear and tear excepted, and in any event in such condition as will entitle each to the classification that it has as of the Delivery Date with Lloyds Register of Shipping or Det Norske Veritas, (or to the equivalent classification in another IACS classification society of like standing acceptable to the Facility Agent (acting on the instructions of the Majority Lenders, themselves acting reasonably)), free of all material overdue conditions and overdue recommendations;

(b)	not without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) (such consent not to be unreasonably withheld), cause or permit to be made any change to the classification society in which its Vessel is for the time being entered;

(c)	procure that, other than repairs and replacements required by law or safety regulations, all repairs to or replacement of any damaged, worn or lost parts or equipment shall be effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of its Vessel;

(d)

other than as may be required by law or safety regulations, not without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (such consent not to be unreasonably withheld), remove any material part of its Vessel, or any item of equipment installed on such Vessel unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest (other than a Permitted Security Interest) or any right in favour of any person other than the Facility Agent and becomes on installation on that Vessel the property of the Borrower owning the relevant Vessel and subject to the security constituted by the relevant Security Document(s) provided that the relevant Borrower may install and remove equipment owned by a third party if the equipment can be removed without any risk of damage to that Vessel;

(e)	ensure that its Vessel complies with all Applicable Laws from time to time applicable to vessels registered under the laws and flag of the relevant Approved Flag State or such other flag, under which that Vessel may be registered from time to time in accordance with this Agreement; and

(f)	other than as may be required by law or safety regulations, not without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) (such consent not to be unreasonably withheld), cause or permit to be made any substantial change in the structure, type or performance characteristics of its Vessel and provide notification of such substantial changes in structure, type or performance characteristics of that Vessel to the Facility Agent and, furthermore, provide confirmation to the Facility Agent that such substantial change in structure, type or performance characteristics of that Vessel shall not result in a breach of any covenant under this Agreement.

16.17	Lawful and Safe Operation

Each Borrower will, and will procure that the Manager will, at all times after the Applicable Time:

(a)	operate its Vessel and cause its Vessel to be operated in a manner consistent in all material respects with any and all laws, regulations, treaties and conventions (and all rules and regulations issued thereunder) from time to time applicable to that Vessel;

(b)	not cause or permit its Vessel to trade with, or within the territorial waters of any country in which her safety could reasonably be expected to be imperilled by exposure to piracy, terrorism, arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize unless that Vessel is insured for such trade on insurance terms which comply with the requirements of Clauses 16.28 (Scope of Obligatory Insurances) and 16.30 (Obligatory Insurances);

(c)	not cause or permit its Vessel to be employed in any manner which will or may give rise to any reasonable degree of likelihood that such Vessel would be liable to requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize unless that Vessel is insured for such employment on insurance terms which comply with the requirements of Clauses 16.28 (Scope of Obligatory Insurances) and 16.30 (Obligatory Insurances);

(d)	not cause or permit its Vessel to be employed in any trade or business which is forbidden by international law or is illicit or in carrying illicit or prohibited goods;

(e)	in the event of hostilities in any part of the world (whether war be declared or not) not cause or permit its Vessel to be employed in carrying any contraband goods and that she does not trade in any zone after it has been declared a war zone by any authority or by any of that Vessel’s war risks Insurers unless that Vessel’s Insurers shall have confirmed to the Borrower that such Vessel is held covered under the Obligatory Insurances for the voyage(s) in question; and

(f)	not charter its Vessel or permit its Vessel to serve under any contract of affreightment with any foreign country or national of any foreign country which would be contrary to Applicable Law or would render any Finance Document or the security conferred by the Security Documents unlawful.

16.18	Repair of the Vessels

The relevant Borrower will not and will procure that the Manager will not, at any time after the Applicable Time, put its Vessel into the possession of any person for the purpose of work being done upon her beyond the amount of 5 per cent. of the then Market Value of that Vessel , other than for classification or scheduled dry docking unless the cost of the relevant work is covered by insurance or such person shall have given an undertaking to the Facility Agent not to exercise any lien on that Vessel or Obligatory Insurances for the cost of that work or otherwise.

16.19	Arrests and Liabilities

The relevant Borrower will, and will procure that the Manager will, at all times after the Applicable Time:

(a)	pay and discharge all obligations and liabilities whatsoever which have given or may give rise to liens (other than liens arising in the ordinary course of operation of its Vessel in each case for amounts the payment of which is not yet due or, if due and payable, is being disputed in good faith by appropriate proceeding (and for the payment of which adequate reserves have been provided or are and continue to be available)) on or claims enforceable against any that Vessel and take all reasonable steps to prevent a threatened arrest of that Vessel;

(b)	notify the Facility Agent promptly in writing of the levy of either distress on its Vessel or her arrest, detention, seizure, condemnation as prize, compulsory acquisition or requisition for title or use and (save in the case of compulsory acquisition or requisition for title or use) obtain her release within thirty (30) days;

(c)	pay and discharge when due all dues, taxes, assessments, governmental charges, fines and penalties lawfully imposed on or in respect of its Vessel or that Borrower except those which are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided or are and continue to be available) and provided that the continued existence of such dues, taxes, assessments, governmental charges, fines or penalties does not give rise to any reasonable degree of likelihood that that Vessels would be liable to arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize; and

(d)	pay and discharge all other obligations and liabilities whatsoever in respect of its Vessel and the Obligatory Insurances except those which are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided or are and continue to be available) and provided that the continued existence of those obligations and liabilities in respect of that Vessel and the Obligatory Insurances does not give rise to any reasonable degree of likelihood that that Vessel would be liable to arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize and provided always that each Vessel remains properly managed and insured at all times in accordance with the terms of this Agreement.

16.20	Related Contracts

Save as agreed to the contrary in or permitted by the Finance Documents, none of the Borrowers shall take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect and shall use all reasonable endeavours to procure that each other party to any Related Contract does not take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect.

16.21	Environment

The relevant Borrower shall, and shall procure that the Manager shall, at all times after the Applicable Time:

(a)	comply with all applicable Environmental Laws including, without limitation, requirements relating to the establishment of financial responsibility (and shall require that all Environmental Affiliates of the Borrower comply with all applicable Environmental Laws) and obtain and comply with all required Environmental Approvals, which Environmental Laws and Environmental Approvals relate to its Vessel or her operation or her carriage of cargo; and

(b)	promptly upon the occurrence of any of the following events, provide to the Facility Agent a certificate of an officer of that Borrower or of that Borrower’s agents specifying in detail the nature of the event concerned:

(i)	the receipt by that Borrower or any Environmental Affiliate (where that Borrower has knowledge of the receipt) of any Environmental Claim in relation to its Vessel; or

(ii)	any Release of Hazardous Materials by its Vessel.

16.22	Information regarding the Vessels

The relevant Borrower shall, and shall procure that the Manager shall, at all times after the Applicable Time in relation to its Vessel:

(a)	promptly notify the Facility Agent of the occurrence of any accident, casualty or other event which has caused or resulted in or may cause or result in that Vessel being or becoming a Total Loss;

(b)	promptly notify the Facility Agent of any requirement or recommendation made by any Insurer or classification society or by any competent authority which is not complied with in a timely manner;

(c)	promptly notify the Facility Agent of any intended dry docking of that Vessel (whether routine or otherwise);

(d)	promptly notify the Facility Agent of any Environmental Claim being made in connection with that Vessel or its operation;

(e)	promptly notify the Facility Agent of any claim for breach of the ISM Code being made in connection with that Vessel or its operation;

(f)	promptly notify the Facility Agent of any claim for breach of the ISPS Code being made in connection with that Vessel or its operation;

(g)	give to the Facility Agent from time to time on request such information, in sufficient copies (which may take the form of electronic copies) for all the Lenders, as the Facility Agent may reasonably require regarding that Vessel, her employment, position and engagements;

(h)	provide the Facility Agent with copies of the Vessel’s classification certificate and of all periodic damage or survey reports on that Vessel which the Facility Agent may reasonably request;

(i)	promptly furnish the Facility Agent with full information of any casualty or other accident or damage to that Vessel involving an amount in excess of US 1,000,000 (or equivalent);

(j)	give to the Facility Agent and its duly authorised representatives reasonable access to any of the Vessels for the purpose of conducting on board inspections and/or surveys of the Vessel and pay the reasonable expenses incurred by the Facility Agent in connection with the inspections and/or surveys provided that, unless a Default has occurred and is continuing, such inspections and/or surveys shall not take place at the expense of the Borrowers more than once a year and the Facility Agent shall co-operate with the Borrowers in respect of the timing for and the place where such surveys take place in order to minimise disruption to the activities of that Vessel; and

(k)	if the Facility Agent reasonably believes an Event of Default may have occurred, furnish to the Facility Agent from time to time upon reasonable request certified copies of the ship’s log in respect of that Vessel.

16.23	Provision of further information

The relevant Borrower shall, and shall procure that the Manager shall, as soon as practicable following receipt of a request by the Facility Agent, provide the Facility Agent, with sufficient copies for all the Lenders, with any additional or further financial or other information relating to its Vessel, the Obligatory Insurances or to any other matter relevant to, or to any provision of, a Finance Document which the Facility Agent may reasonably request.

16.24	Management

The relevant Borrower shall, and shall procure that the Manager shall, ensure that at all times after the Applicable Time:

(a)	its Vessel is managed by the Manager and, in the case of a newbuild, its construction is supervised by the Manager; and

(b)	save as provided in the acknowledgement from the Manager to the assignment of the relevant Management Agreement effected by the relevant General Assignment, no Manager may terminate or materially vary the terms of its management or appoint an alternative manager, without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

16.25	Proceeds from sale or Total Loss of a Vessel

(a)	The Borrowers shall procure that the proceeds from a sale or Total Loss of a Vessel shall immediately upon receipt by any Borrower be paid to the Facility Agent for application in accordance with Clause 6.3(a)(i) and 6.3(a)(ii) (Mandatory prepayment - Sale or Total Loss of a Vessel).

(b)	For and so long as any Borrower holds any such proceeds as referred to in paragraph (a), it shall do so on trust for the Facility Agent.

16.26	Charters

(a)	Save as set out in Clause 16.26(b) below, no Borrower will charter-in any vessels or let its Vessel on demise, consecutive voyage or voyage charter for any period without the consent of the Facility Agent (acting on the instructions of the Majority Lenders) such consent not to be unreasonably withheld, save with or to any Subsidiary of the Borrower.

(b)	A Borrower may charter-in any vessel on demise, time, consecutive voyage or voyage charter having a duration (taking into account any optional extensions) of 3-months maximum provided always that there shall be no more than 3 vessels on such short-term charters at any time.

(c)	Each Borrower shall be entitled to let its Identified Vessels in accordance with the terms of the initial Time Charters and any other Acceptable Charter PROVIDED always that each Borrower shall remain primarily liable to perform all the obligations assumed by it under the Finance Documents.

(d)	If a Vessel is no longer let on an Acceptable Charter such Vessel shall cease to be an Additional Vessel.

(e)	Each of the Acceptable Charterers is regarded by the Lenders as an acceptable charterer of any of the Vessels, subject to the right of the Facility Agent (acting on the reasonable instructions of the Majority Lenders, acting reasonably) to treat such Acceptable Charterer as not being acceptable in the future. If the Facility Agent notifies the Representative Borrower to that effect, such Acceptable Charterer shall be removed from Schedule 9 and Schedule 9 as so amended shall be the list of Acceptable Charterers for the purposes of this Agreement. Subject to the prior approval of the Facility Agent (acting on the reasonable instructions of the Majority Lenders acting reasonably), a Borrower may at any time request that other charterers are to be included in the list of Acceptable Charterers. Following such approval, Schedule 9 shall be amended so as to include such new charterer and Schedule 9 from then on for purposes of this Agreement shall be construed as so amended.

16.27	Termination of Time Charter

At all times following the Applicable Time, the Representative Borrower shall advise the Facility Agent of any of the following events in respect of a Vessel:

(a)	any breach of the terms of a Time Charter which could lead to a termination of the Time Charter, by the relevant Charterer of which the relevant Borrower becomes aware;

(b)	the termination of a Time Charter by either the relevant Borrower or the relevant Charterer; or

(c)	as soon as it becomes aware of such event, the occurrence of an insolvency event of the nature referred to in Clause 19.6 (Insolvency), 19.7 (Insolvency proceedings), 19.9 (Creditors’ process) or 19.10 (Cessation of business) in respect of a Charterer, and upon the occurrence of any such event the Facility Agent shall be (acting on the instructions of the Majority Lenders) entitled to require that the relevant Borrower exercises all of its rights under the relevant Time Charter including, where applicable, the termination of the Time Charter in respect of the relevant Vessel.

16.28	Scope of Obligatory Insurances

(a)	Each Borrower will, in respect of its Vessel:

(i)	at all times after the Applicable Time, keep that Vessel insured in the Required Insurance Amount, in Dollars in the name of the relevant Borrower or (if the Facility Agent so requires) in the joint names of the relevant Borrower and the Facility Agent without the Facility Agent being liable but having the right to pay premiums, (if available in the market on reasonable commercial terms) through brokers approved by the Facility Agent (acting on the instructions of the Majority Lenders) against fire and usual marine risks (including hull and machinery and Excess Risks) with approved underwriters or insurance companies approved by the Facility Agent (acting on the instructions of the Majority Lenders) and by policies in form and content approved by the Facility Agent (acting on the instructions of the Majority Lenders);

(ii)	at all times after the Applicable Time, keep that Vessel insured in the Required Insurance Amount in the same manner as above against war risks (including risks of mines and all risks, whether or not regarded as war risks, London Blocking and Trapping Addendum and Missing Vessel Clause or their equivalent, excepted by the free of capture and seizure clauses in the standard form of Lloyds marine policy) either:

(A)	with underwriters or insurance companies approved by the Facility Agent (acting on the instructions of the Majority Lenders) and by policies in form and content approved by the Facility Agent (acting on the instructions of the Majority Lenders); or

(B)	by entering the relevant Vessel in an approved war risks association,

and for the avoidance of doubt, such war risks insurance will include protection and indemnity liability up to at least the Required Insurance Amount, excluding any liability in respect of death, injury or damage to crew; and

(iii)	at all times after the Applicable Time, keep that Vessel entered in respect of her full value and tonnage in an approved protection and indemnity association against all risks as are normally covered by such protection and indemnity association (including pollution risks and the proportion not recoverable in case of collision under the running down clause inserted in the ordinary Lloyds policies), such cover for pollution risks to be for:

(A)	a minimum amount of US$1,000,000,000 or such other amount of cover against pollution risks as shall at any time be comprised in the basic entry of each Vessel with either a protection and indemnity association which is an acceptable member of either the International Group of protection and indemnity associations (or any successor organisation designated by the Facility Agent for this purpose) or the International Group (or such successor organisation) itself; or

(B)	if the International Group or any such successor ceases to exist or ceases to provide or arrange any cover for pollution risks (or any supplemental cover for pollution risks over and above that afforded by the basic entry of each Vessel with its protection and indemnity association), such aggregate amount of cover against pollution risks as shall be available on the open market and by basic entry with a protection and indemnity association for ships of the same type, size, age and flag as each respective Vessel, provided that, if any Vessel has ceased trading or is in lay up and in either case has unloaded all cargo, the level of pollution risks cover afforded by ordinary protection and indemnity cover available through a member of the International Group or such successor organisation or, as the case may be, on the open market in such circumstances shall be sufficient for such purposes.

(b)	Notwithstanding the provisions of paragraph (a) above, compliance with the Required Insurance Amount obligation shall be tested only (i) on each renewal date for the Obligatory Insurances and (ii) on each Utilisation Date, and the Borrowers shall be considered to have complied with their obligation to insure in the Required Amount if that obligation is satisfied in respect of each vessel on each date referred to in (i) and (ii) above.

16.29	Mortgagee’s interest insurance

(a)	In respect of each Vessel, from and including the Applicable Time, the Facility Agent may maintain, at the cost of the Borrowers, in the relevant Required Insurance Amount, and on such terms, through such insurers and in such manner as the Facility Agent (acting on the instructions of the Majority Lenders) may consider appropriate, a mortgagee’s interest marine insurance indemnifying the Finance Parties for any Losses incurred directly or indirectly as a consequence of loss of or damage to a Vessel or a liability of a Vessel or, the Borrowers, which is:

(i)	prima facie covered by an Obligatory Insurance; and

(ii)	in respect of which there is a non-payment (or a reduced payment) by the underwriters because of:

(A)	any allegation concerning any act, omission, knowledge or privity on the part of any Borrowers, the operator or manager of any Vessel or of any officer, employee or agent of an such person; or

(B)	any other matter capable of being insured against under a mortgagee’s interest marine insurance policy,

and the Borrowers must indemnify the Facility Agent on demand in respect of all costs expenses and premiums incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

(b)	The Borrowers may (but shall not be obliged to) provide to the Facility Agent a competitive quote for comparable cover to that described in paragraph (a) with underwriters acceptable to the Facility Agent (acting on the instructions of the Majority Lenders). If the Borrowers do so, such quote shall be accepted by the Facility Agent.

16.30	Obligatory Insurances

Without prejudice to its obligations under Clause 16.28 (Scope of Obligatory Insurances), each Borrower will:

(a)	not without the prior consent of the Facility Agent (acting on the instructions of the Majority Lenders) alter any Obligatory Insurance nor make, do, consent or agree to any act or omission which would or might render any Obligatory Insurance invalid, void, voidable or unenforceable or render any sum paid out under any Obligatory Insurance repayable in whole or in part;

(b)	not cause or permit its Vessel to be operated in any way inconsistent with the provisions or warranties of, or implied in, or outside the cover provided by, any Obligatory Insurance or to be engaged in any voyage or to carry any cargo not permitted by any Obligatory Insurances without first covering the relevant Vessel in the relevant Required Insurance Amount and her freights for an amount approved by the Facility Agent (acting on the instructions of the Majority Lenders) in Dollars or another approved currency with the Insurers;

(c)	duly and punctually pay when due all premiums, calls, contributions or other sums of money from time to time payable in respect of any Obligatory Insurance;

(d)	renew all Obligatory Insurances at least seven (7) days (or such shorter period as the Facility Agent may agree) before the relevant policies or contracts expire and procure that the approved brokers and/or war risks and protection and indemnity clubs and associations shall promptly confirm in writing to the Facility Agent as and when each renewal is effected;

(e)	forthwith upon the effecting of any Obligatory Insurance, give written notice of the insurance to the Facility Agent stating the full particulars (including the dates and amounts) of the insurance, and on request produce the receipts for each sum paid by it pursuant to paragraph (c) above;

(f)	not settle, release, compromise or abandon any claim in respect of any Total Loss unless the Facility Agent (acting on the instructions of the Majority Lenders) is satisfied that such release, settlement, compromise or abandonment will not prejudice the interests of the Finance Parties under or in relation to any Finance Document;

(g)	arrange for the execution and delivery of such guarantees as may from time to time be required by any protection and indemnity or war risks club or association;

(h)	procure that the interest of the Facility Agent is noted on all policies of insurance;

(i)	procure that a loss payee provision in the relevant form scheduled to the General Assignment and reflecting the provisions of Clause 16.31 (Application of Insurance Proceeds) is endorsed on all policies of insurance;

(j)	obtain from the relevant insurance brokers and P&I Club letters of undertaking in the forms scheduled to the relevant General Assignment or otherwise in market standard form; and

(k)	in the event that a Borrower receives payment of any moneys under the relevant General Assignment, save as provided in the loss payable clauses scheduled to the relevant General Assignment, forthwith pay over the same to the Facility Agent and, until paid over, such moneys shall be held in trust for the Facility Agent by that Borrower.

16.31	Application of Insurance Proceeds

(a)	All sums receivable in respect of the Obligatory Insurances after the occurrence of an Event of Default and whilst the same is continuing, shall be paid to the Facility Agent and the Facility Agent shall apply them in accordance with Clause 13.7 (Payments).

(b)	Subject to paragraph (a) above:

(i)	each sum receivable in respect of a major casualty (being any casualty in respect of which the claim or the aggregate of the claims exceeds US$2,000,000 (or its equivalent)), other than in respect of protection and indemnity risk insurances, shall be paid to the Facility Agent; and

(ii)	the insurance moneys received by the Facility Agent in respect of any such major casualty shall be paid:

(A)	to the person to whom the relevant liability shall have been incurred; or

(B)	upon the relevant Borrower furnishing evidence satisfactory to the Facility Agent that all loss and damage resulting from the casualty has been properly made good and repaired, to the relevant Borrower or, at the option of the Facility Agent, to the person by whom any repairs have been or are to be effected.

(iii)	The receipt by any such person referred to in paragraph (A) and (B) of paragraph (ii) above shall be a full and sufficient discharge of the same to the Facility Agent.

(c)	Subject to paragraph (a) above, each sum receivable in respect of the Obligatory Insurances (insofar as the same are hull and machinery or war risks insurances) which does not exceed US$2,000,000 or its equivalent shall be paid in full to the relevant Borrower or to its order and shall be applied by it for the purpose of making good the loss and fully repairing all damage in respect of which the receivable shall have been collected.

(d)	Subject to paragraph (a) above, each sum receivable in respect of protection and indemnity risk Obligatory Insurances shall be paid direct to the person to whom the liability, to which that sum relates, was incurred, or to the relevant Borrower in reimbursement to it of moneys expended in satisfaction of such liability.

(e)	Notwithstanding any other provision in this Clause 16.31 (Application of Insurance Proceeds), all sums receivable in respect of Obligatory Insurances relating to a Total Loss shall be applied in accordance with Clause 6 (Prepayment and Cancellation).

16.32	Power of Facility Agent to Insure

If any Borrower fails to effect and keep in force Obligatory Insurances or fails to procure that Obligatory Insurances are effected and kept in force in accordance with this Agreement, it shall be permissible, but not obligatory, for the Facility Agent to effect and keep in force insurance or insurances in the amounts required under this Agreement and entries in a protection and indemnity association or club and, if it deems necessary or expedient, to insure the war risks upon any Vessel, and the Borrowers will reimburse the Facility Agent for the costs of so doing.

16.33	ISM Code

The relevant Borrower shall, and shall procure that the Manager shall:

(a)	at all times after the Applicable Time be responsible for compliance by itself and by its Vessel with the ISM Code;

(b)	at all times after the Applicable Time ensure that:

(i)	its Vessel has a valid Safety Management Certificate (as defined in the ISM Code);

(ii)	its Vessel is subject to a safety management system (as defined in the ISM Code) which complies with the ISM Code; and

(iii)	the Manager holds a valid Document of Compliance (as defined in the ISM Code), a copy of which is held on board the relevant Vessel,

and shall deliver to the Facility Agent, on or before the Applicable Time, a copy of a valid Safety Management Certificate in respect of the relevant Vessel, and a valid Document of Compliance in each case duly certified by an officer of the relevant Borrower;

(c)	promptly notify the Facility Agent of any actual or upon becoming, aware of the same, threatened withdrawal of an applicable Safety Management Certificate or Document of Compliance;

(d)	promptly upon becoming, aware of the same notify the Facility Agent of the occurrence of any accident or major non-conformity (as defined in the ISM Code) requiring action under the ISM Code.

16.34	ISPS Code

The relevant Borrower shall, and shall procure that the Manager shall, at all times after the Applicable Time:

(a)	comply and be responsible for compliance by itself and by its Vessel with the ISPS Code;

(b)	ensure that:

(i)	its Vessel has a valid International Ship Security Certificate;

(ii)	its Vessel’s security system and its associated security equipment comply with section 19.1 of Part A of the ISPS Code;

(iii)	its Vessel’s security system and associated security equipment comply in all respects with the applicable requirements of Chapter XI-2 of SOLAS and Part A of the ISPS Code; and

(iv)	an approved ship security plan is in place.

16.35	No amendment to Related Contracts

No Borrower shall make, or agree to make any material amendment, to the Related Contracts without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

16.36	Hedging Strategy

From the date of this Agreement until the Final Maturity Date, the Borrowers must maintain in place hedging arrangements in respect of the interest accruing on at least 50% of the outstanding Loans from time to time under this Agreement. The Representative Borrower shall give each of Fortis Bank (Nederland) N.V., Citibank International plc and HSH Nordbank AG the right to match a quote from other financial institutions in respect of any such hedging arrangements.

16.37	Dry Docking

The Representative Borrower (or the relevant Borrower) shall have or shall have provided to the Manager on the date of the scheduled dry docking of a Vessel, sufficient available liquid funds to meet all of its obligations under the Management Agreement (or otherwise) in relation to the cost of such scheduled dry docking in relation to that Vessel.

16.38	Redemption of the Preferred Shares

The Representative Borrower shall procure that no part of the Preferred Shares will be redeemed until the Final Maturity Date other than out of the proceeds from the exercise of any warrants issued by the Representative Borrower.

16.39	Shareholding of CMA CGM in the Representative Borrower

The Representative Borrower shall procure that CMA CGM will, at all times during the Waiver Period, retain its shareholding in the Representative Borrower which it holds on the date of the Amendment and Restatement Agreement (being the aggregate of 20,478,650 class A common shares and 3,934,050 class B common shares).

17.	FINANCIAL COVENANTS

17.1	Definitions

In this Clause 17 (Financial Covenants):

Cash and Cash Equivalents means, as at any date of determination:

(a)	cash in hand or on deposit in the Accounts;

(b)	any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one (1) year after the relevant date of calculation;

(c)	time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody’s which time deposits and certificates of deposit mature within one (1) year after the relevant date of calculation;

(d)	repurchase obligations with a term of not more than ninety (90) days for underlying securities of the type referred to in paragraph (b) above entered into with any bank meeting the qualifications specified in paragraph (c);

(e)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, Canada or the United Kingdom;

(iii)	which matures within one (1) year after the relevant date of calculation; and

(iv)	which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating;

(f)	any other instrument, security or investment approved by the Majority Lenders,

in each case, to which each of the Borrowers is beneficially entitled at that time and, which is unencumbered (other than by any of the Security Documents).

Cash Balance means the sum of Cash and Cash Equivalents.

Debt Service means the sum of:

(a)	Net Interest Expense, and

(b)	scheduled repayments of bank borrowings and principal repayments of finance leases,

less any amounts accruing for payment to the Borrowers for that period under the Swap Agreements.

EBITDA means the sum of:

(a)	revenue; and

(b)	less operating expenses excluding gains or losses on disposal of property and equipment.

For the avoidance of doubt, depreciation and amortization, impairment of assets, amortization of government subsidies, income from associates and jointly controlled entities, and any other non operating income or expenses shall not be included in the calculation of EBITDA.

Financial Net Debt means the sum of:

(a)	all interest-bearing liabilities, being the sum of non-current financial debt and current financial debt; for the avoidance of doubt, obligations under finance leases shall be included and derivative financial instruments shall not be included in the calculation of interest-bearing liabilities,

(b)	less Cash Balance.

Interest Expense means all cash interest incurred by the Borrowers during a Measurement Period.

Net Interest Expense means the sum of:

(a)	Interest Expense on Total Financial Debt,

(b)	less interest income from Cash and Cash Equivalents;

Net Worth means at any time the amount paid up or credited as paid up on the issued share capital of the Representative Borrower based on the then latest published audited annual consolidated balance sheet of the Representative Borrower (the latest balance sheet) but adjusted by:

(a)	adding any amount standing to the credit of the profit and loss account of the Representative Borrower for the period ended on the date of the latest balance sheet;

(b)	deducting any dividend or other distribution declared, recommended or made by the Representative Borrower since the date of the latest balance sheet;

(c)	deducting any amount standing to the debit of the profit and loss account of the relevant Borrower for the period ending on the date of the latest balance sheet;

(d)	deducting any amount attributable to any intangible asset (other than goodwill) as reflected in the balance sheet forming part of the then latest published quarterly press release of the Representative Borrower (such document to have been filed, or to be in a form ready to be filed, with the SEC) (the latest published balance sheet);

(e)	adding any amount attributable to any intangible liabilities which arose as a result of the Merger and which are reflected in the latest published balance sheet;

(f)	adding any unrealised mark to market losses in respect of interest rate swaps;

(g)	deducting any unrealised mark to market gains in respect of interest rate swaps;

(h)	reflecting any variation in the amount of the issued share capital of the Representative Borrower and the capital and revenue reserves of the Representative Borrower after the date of the latest balance sheet as reflected in the latest published balance sheet; and

(i)	excluding any amount attributable to minority interests.

Shareholders’ Equity means the sum of:

(a)	share capital,

(b)	reserves and retained earnings, and

(c)	profit for the period.

For the avoidance of doubt, minority interests and government grants shall not be included in the calculation of Shareholders’ Equity.

Total Capitalization means the sum of:

(a)	Total Financial Debt and

(b)	Shareholders’ Equity.

Total Financial Debt means the sum of:

(a)	all interest-bearing liabilities, being the sum of non-current financial debt and current financial debt; for the avoidance of doubt, obligations under finance leases shall be included and derivative financial instruments shall not be included in the calculation of interest-bearing liabilities, and

(b)	the total amount of financial commitments in relation to operating leases which are not recognized in the balance sheet.

17.2	Interpretation

(a)	Except as provided to the contrary in this Agreement, an accounting term used in this Clause is to be construed in accordance with U.S. GAAP.

(b)	Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:

(i)	the Facility Agent’s spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with Dollars at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

(ii)	if the amount is to be calculated on the last day of a financial period of the Borrower, the relevant rates of exchange used by the Borrower in, or in connection with, its financial statements for that period.

(c)	No item must be credited or deducted more than once in any calculation under this Clause.

17.3	Cash Balance

The Representative Borrower must ensure that the Cash Balance always exceeds the lower of (i) fifteen million Dollars (US$15,000,000) or (ii) six (6) months’ Net Interest Expense of the Borrowers.

17.4	Minimum Net Worth

The Representative Borrower must ensure that its Net Worth is at least two hundred million Dollars (US$200,000,000) or such other sum to be agreed by the Facility Agent acting on the instructions of the Majority Lenders.

17.5	Financial Net Debt Ratio

The Representative Borrower must ensure that the ratio of its Financial Net Debt to its Total Capitalisation shall not exceed 75%.

17.6	EBITDA to Debt Service Ratio

The Representative Borrower must ensure that the ratio of EBITDA to its Debt Service is always greater than or equal to 1.10 to 1 on a trailing four quarterly basis. For the purpose of this Clause 17.6, after the Over Advance Portion has been fully repaid each repayment instalment in respect of the Loans is deemed to be US$10,000,000 per quarter or such other amount as may be determined in accordance with Clause 6.3(b) or any other applicable provision of this Agreement.

17.7	Testing of Financial Covenants

Each of the financial covenants set out in Clauses 17.4 (Minimum Net Worth) to 17.6 (EBITDA to Debt Service Ratio) (inclusive) shall be tested by reference to each rolling twelve (12) month Measurement Period as evidenced by a Compliance Certificate provided by the Representative Borrower in respect of the financial covenants in accordance with Clause 15.3 (Compliance Certificate).

18.	VALUATION

18.1	Valuation

For the purposes of this Clause 18 (Valuation):

(a)

the Market Value of any Vessel shall be the mean average of two valuations each certified in Dollars and carried out by two of the Approved Valuers, reporting to the Facility Agent by way of written reports in form and substance satisfactory to the Facility Agent (acting reasonably) on the basis of a sale for prompt delivery of the Vessel for cash (free of Security Interests), on a without charter basis and at arm’s-length on normal commercial terms as between willing seller and buyer without a physical survey provided always that, in connection with ascertaining the Market Value for the purpose of determining the Leverage Ratio, if in the opinion of the Majority Lenders (acting reasonably):

(i)	no valuation in respect of all Vessels is obtainable from any of the Approved Valuers then the Leverage Ratio shall be deemed to be over 100 % until such time as it is possible to obtain new valuations in respect of all Vessels and the Representative Borrower shall continue to request such valuations on a regular basis (being not less than once a month) and provide evidence of the same to the Facility Agent and when one valuation in respect of all Vessels is obtained such valuation shall constitute the Market Value of all the Vessels for the purposes of this Agreement and such valuation shall be used for determining the Leverage Ratio until such time as a further valuation is obtained from any of the other Approved Valuers following which the average of that valuation and the previous valuation will be calculated and shall constitute the Market Value of all the Vessels which shall be used for determining the Leverage Ratio; or

(ii)	only one valuation is obtainable from the Approved Valuers in respect of all the Vessels, then such valuation shall be used for determining the Leverage Ratio, until such time as a further valuation of all the Vessels can be obtained from any of the other Approved Valuers (the Representative Borrower shall continue to request such valuation on a regular basis (being not less than once a month) and provide evidence of the same to the Facility Agent) following which the average of that valuation and the previous single valuation will be calculated and shall constitute the Market Value of all the Vessels which shall be used for determining the Leverage Ratio.

(b)	In the case of (a) above, there shall be deducted from any value or valuation the amount which is owing or might become owing and which is secured on the asset concerned by any prior or equal ranking Security Interest (other than in favour of the Facility Agent to secure the Secured Liabilities) excluding Permitted Liens.

18.2	Delivery of Valuations

(a)	In respect of each Delivered Vessel, the Representative Borrower will procure a valuation on the basis described in Clause 18.1(a) (Valuation) not more than thirty (30) days prior to the Closing Date.

(b)	In respect of each Subsequent Vessel, other than CMA CGM Berlioz, the Representative Borrower will procure a valuation on the basis described in Clause 18.1(a) (Valuation) not more than thirty (30) days prior to the Delivery Date of that Subsequent Vessel.

(c)	If a Vessel becomes a Total Loss, the Representative Borrower will procure a valuation in accordance with Clause 18.1 (Valuation) in respect of all the other Vessels on the date on which the Vessel which has become a Total Loss ceases to be a Vessel pursuant to Clause 16.15(e) (Partial prepayments or additional security).

(d)	If a Vessel is to be sold, the Representative Borrower will procure a valuation in respect of the other Vessels not more than ten (10) days prior to, and at the latest on, the date of the sale of that Vessel.

(e)

In addition to the valuations pursuant to Clauses 18.2(a), (b), (c) and (d) (Delivery of Valuations), the Representative Borrower will procure that valuations of each Vessel on the basis described in Clause 18.1 (Valuation), to be dated with a date in either April or November (as applicable), are provided to the Facility Agent prior to the provision of a

Compliance Certificate in accordance with the provisions of Clause 15.3 (Compliance Certificate), for the quarters ended 31 December and 30 September in each year. The first valuations under this Clause 18.2(e) (Delivery of Valuations) are to be provided to the Facility Agent in April 2011.

(f)	The Representative Borrower will procure in favour of the Facility Agent and the Approved Valuers, all such information, as they may reasonably (having regard to the use and operation of the Vessel) require in order to effect such valuations.

(g)	If an Event of Default has occurred and is continuing, the Representative Borrower shall if no Valuations have been made within the three (3) month period immediately preceding the occurrence of the Event of Default, procure such valuations of any Vessel from such of the Approved Valuers as the Facility Agent shall require. In addition the Facility Agent may at any time following an Event of Default, procure its own valuations, at its own expense, for the purposes of calculating the financial covenants under this Agreement, such valuations to be obtained on a basis which is consistent with the provisions of Clause 18.1 (Valuation).

(h)	All valuations shall be at the expense of the Borrowers.

(i)	Any valuation under this Clause 18 (Valuation) shall be binding and conclusive (save for manifest error).

19.	DEFAULT

19.1	Events of Default

Each of the events set out in this Clause 19 (Default) is an Event of Default.

19.2	Non-payment

A Borrower does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents, unless the non-payment is remedied within four (4) Business Days of the due date.

19.3	Breach of other obligations

Each Borrower does not comply with any term of the Finance Documents, unless the non-compliance:

(a)	is capable of remedy; and

(b)	is remedied within seven (7) Business Days of the Facility Agent giving notice to the Representative Borrower.

The Borrowers acknowledge that for the purposes of paragraph (a) above, non-compliance with the following shall not be capable of remedy:

(i)	Clause 16.12(a) and 16.12(b) (Security);

(ii)	Clause 16.14(a)(i) (Registration of the Vessels);

(iii)	Clause 16.28 (Scope of Obligatory Insurances); and

(iv)	Clause 17 (Financial Covenants).

19.4	Misrepresentation

A representation made or repeated by a Borrower (or by any other Party other than a Finance Party or the Account Bank) in any Finance Document or in any document delivered by or on behalf of a Borrower under any Finance Document is incorrect in any material respect when made or deemed to be repeated.

19.5	Cross-default

Any of the following occurs in respect of any Borrower:

(a)	any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(b)	any of its Financial Indebtedness:

(i)	becomes prematurely due and payable; or

(ii)	is placed on demand; or

(iii)	is capable of being declared by a creditor to be prematurely due and payable or being placed on demand,

in each case, as a result of an event of default (howsoever described) and after the expiry of any applicable grace period; or

(c)	any commitment for its Financial Indebtedness is cancelled or suspended as a result of an event of default (howsoever described),

(d)	any event of default as defined in any of the Swap Agreements, occurs and is continuing following the expiry of any applicable grace periods,

unless the aggregate amount of Financial Indebtedness falling within paragraphs (a) to (c) above is less than US$15,000,000 or its equivalent (in the case of the Representative Borrower) or US$10,000,000 or its equivalent (in the case of any other Borrower).

19.6	Insolvency

Any of the following occurs in respect of a Borrower:

(a)	it is, or is deemed for the purposes of any Applicable Law to be, unable to pay its debts as they fall due or insolvent;

(b)	it admits its inability to pay its debts as they fall due;

(c)	it suspends making payments on any of its debts or announces an intention to do so;

(d)	by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness; or

(e)	a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of a Borrower, the ending of the moratorium will not remedy any Event of Default caused by the moratorium.

19.7	Insolvency proceedings

(a)	Except as provided in paragraph (b) below, any of the following occurs in respect of a Borrower:

(i)	any step is taken with a view to a moratorium, a composition, assignment or similar arrangement with any of its creditors;

(ii)	a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or to file documents with a court for its winding-up, administration or dissolution and any such resolution is passed;

(iii)	any person presents a petition, or files documents with a court for its winding-up, administration or dissolution;

(iv)	an order for its winding-up, administration or dissolution is made;

(v)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its material assets;

(vi)	its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii)	any other analogous step or procedure is taken in any jurisdiction.

(b)	Paragraph (a) above does not apply to a frivolous or vexatious petition for winding-up presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within fourteen (14) days or other action is taken with the prior consent of the Facility Agent.

19.8	Change of Control

A Change of Control occurs in relation to the Representative Borrower without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

19.9	Creditors’ process

Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of a Borrower, having an aggregate value of ten million Dollars (US$10,000,000) or its equivalent and is not discharged within fourteen (14) days.

19.10	Cessation of business

A Borrower ceases, or threatens to cease, to carry on business except as a result of any disposal not prohibited under this Agreement.

19.11	Failure to pay final judgment

Any Borrower fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction within the time given for payment.

19.12	Effectiveness of Finance Documents

(a)	It is or becomes unlawful for a Borrower or any other Party (other than a Finance Party or the Account Bank) to perform any of its material obligations under the Finance Documents.

(b)	Any Finance Document is not effective or is alleged by a Borrower to be ineffective for any reason.

(c)	Any material provision of a Finance Document is not effective or is alleged by any Party (other than a Finance Party, a Borrower or the Account Bank) to be ineffective for any reason.

(d)	A Borrower repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

(e)	Any Party (other than a Finance Party or the Account Bank) repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

19.13	Invalidity of Security Documents

Any of the Security Documents ceases to be valid in any material respect or any of those Security Documents creating a Security Interest in favour of the Facility Agent ceases to provide a perfected first priority security interest in favour of the Facility Agent.

19.14	Charter Default

(a)	Any default by the CMA CGM Charterer which would entitle the relevant Borrower to terminate the relevant Time Charter, which has occurred and is continuing in respect of three or more of the Time Charters associated with the Identified Vessels.

(b)	Any default by an Approved Charterer or by CMA CGM under any Approved Charter or any Charter Guarantee which would entitle the relevant Borrower to terminate the relevant Time Charter, which has occurred and is continuing in respect of (i) at least three (3) of the Time Charters and/ or Charter Guarantees in relation to Identified Vessels or (ii) at least half by number of the Time Charters and/ or Charter Guarantees associated with any one Approved Charterer (provided that, in the case of (ii), the relevant Approved Charterer is the charterer of at least 25% by number of all of the Vessels).

19.15	Acceleration

If an Event of Default is outstanding, the Facility Agent may, or shall if the Majority Lenders so instruct it, by notice to the Borrowers:

(a)	cancel the undrawn, uncancelled amount of the Maximum Available Facility Amount; and/or

(b)	declare that all or part of any amounts outstanding under the Finance Documents are:

(i)	immediately due and payable; and/or

(ii)	payable on demand by the Facility Agent.

Any notice given under this Subclause 19.15 (Acceleration) will take effect in accordance with its terms.

20.	SECURITY

20.1	Facility Agent as trustee

Unless expressly provided to the contrary herein or in any Finance Document and except as otherwise required by Applicable Law, the Facility Agent holds any security created by a Security Document on trust for the Finance Parties.

20.2	Responsibility

The Facility Agent is not liable or responsible to any other Finance Party for:

(a)	any failure in perfecting or protecting the security created by any Security Document; or

(b)	any other action taken or not taken by it in connection with any Security Document,

unless directly caused by its gross negligence or wilful misconduct.

20.3	Title

The Facility Agent may accept, without enquiry, the title (if any) a Borrower may have to any asset over which security is intended to be created by any Security Document.

20.4	Possession of documents

The Facility Agent is not obliged to hold in its own possession any Security Document, title deed or other document in connection with any asset over which security is intended to be created by a Security Document.

20.5	Investments

Except as otherwise provided in any Security Document, all moneys received by the Facility Agent under a Security Document will, until utilised, be invested in the name of, or under the control of, the Facility Agent in any investments selected by the Facility Agent (acting on the instructions of the Majority Lenders). Additionally, those moneys may be placed on deposit in the name of, or under the control of, the Facility Agent at any bank or institution (including itself) and upon such terms as it may think fit. Any interest or profit earned by the Facility Agent in connection with such investments shall be that of the Borrowers and added to the Security Assets.

20.6	Approval

Each Finance Party confirms its approval of each Security Document.

20.7	Release of security

(a)	If a disposal of any asset subject to security created by a Security Document is made to a third party in the following circumstances:

(i)	the Majority Lenders agree to the disposal;

(ii)	the disposal is allowed by the terms of the Finance Documents and will not result or could not reasonably be expected to result in any breach of any term of any Finance Document;

(iii)	the disposal is being made at the request of the Facility Agent in circumstances where any security created by the Security Documents has become enforceable; or

(iv)	the disposal is being effected by enforcement of a Security Document,

and, in any such case, the Facility Agent is satisfied that the Leverage Ratio will not be greater than 75% following any such disposal, the asset being disposed of will be released from any security over it created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)	If, on any date of determination of the Leverage Ratio (which occurs after the Borrowers have provided the Facility Agent with additional security pursuant to Clause 16.15(c) (Partial prepayments or additional security), the Leverage Ratio is equal to or less than 75%, the Borrowers may, within ten (10) Business Days of such valuation, request that the Facility Agent releases any additional security (which does not constitute a Vessel which has been taken into account in the calculation of the Leverage Ratio) and provided that:

(i)	the Facility Agent is satisfied that following the release of such additional security the Leverage Ratio (disregarding the additional security to be released) would be equal to or less than 75%; and

(ii)	no Default has occurred and is continuing,

such additional security shall be released.

(c)	Following the Final Maturity Date and provided that all the Loans have been irrevocably and unconditionally repaid in full to the satisfaction of the Finance Parties, the Security Interests under the Security Documents will be released.

(d)	If the Facility Agent is satisfied that a release is allowed under this Subclause 20.7 (Release of security), the Facility Agent must execute (at the request and expense of the Borrowers) any document which is reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Facility Agent to execute any such document.

20.8	Co-security Agent

(a)	The Facility Agent may appoint a separate security agent or a co-security agent in any jurisdiction outside the United States of America:

(i)	if the Facility Agent considers that without the appointment the interests of the Lenders under the Finance Documents might be materially and adversely affected;

(ii)	for the purpose of complying with any law, regulation or other condition in any jurisdiction; or

(iii)	for the purpose of obtaining or enforcing a judgment or enforcing any Finance Document in any jurisdiction.

(b)	Any appointment under this Subclause 20.8 (Co-security Agent) will only be effective if the security agent or co-security agent confirms to the Facility Agent and the Representative Borrower that it is bound by the terms of this Agreement as if it were the Facility Agent by executing and delivering to the Facility Agent an accession agreement in a form to be agreed between the Representative Borrower and the Facility Agent.

(c)	The Facility Agent may remove any security agent or co-security agent appointed by it and may appoint a new security agent or co-security agent in its place.

(d)	The Borrowers must pay to the Facility Agent any reasonable remuneration agreed by the Representative Borrower paid by the Facility Agent to any security agent or co-security agent appointed by it, together with any related costs and expenses properly incurred by the security agent or co-security agent.

20.9	Parallel Debt

(a)	For the purposes of the Dutch Security the Borrowers hereby irrevocably and unconditionally undertake to pay to the Facility Agent amounts equal to any amounts owing by the Borrowers (whether owed as borrower of a facility or as joint and several obligor) to the relevant Finance Parties under the Finance Documents as and when the same fall due for payment thereunder, so that the Facility Agent shall be the obligee of such covenant to pay and shall be entitled to claim performance thereof in its own name and not as agent acting on behalf of the relevant Finance Parties. Each Borrower and the Facility Agent acknowledge that for this purpose such obligations of each Borrower are several and are separate and independent from, and without prejudice to, the identical obligations which each Borrower has to the Finance Parties under the relevant Finance Documents, provided that this shall not, at the same time, result in any Borrower incurring an aggregate obligation to any such Finance Parties under the Finance Documents. To this end and without prejudice to the foregoing, it is agreed that (a) the amounts due and payable by each Borrower under this Clause 20.9 (the Parallel Debt) shall be decreased to the extent that any Borrower paid any amounts to the Finance Parties or any of them in respect of the Secured Liabilities and vice versa and (b) the Parallel Debt shall not exceed the aggregate of the corresponding obligations which any Borrower has to the Finance Parties under the Finance Documents.

(b)	Nothing in this Clause 20.9 (Parallel Debt) shall in any way negate, affect or increase the obligations of the Borrowers to any Finance Parties under the Finance Documents in respect of the Secured Liabilities. For the purpose of this Clause 20.9 (Parallel Debt), the Facility Agent acts in its own name and on behalf of itself and not as agent or representative of any other party hereto and any security granted to the Facility Agent to secure the Parallel Debt is granted to the Facility Agent in its capacity as creditor of the Parallel Debt and solely for the purpose referred to above.

20.10	Dutch Security

(a)	The Facility Agent shall obtain any Security Interest provided under or pursuant to a Security Document governed by Dutch law (the Dutch Security) in its own name.

(b)	The Facility Agent shall have full and unrestricted entitlement to and authority in respect of the Dutch Security, provided that it shall be under an obligation to exercise such rights (and perform such obligations) in accordance with the contractual undertakings set out in any Finance Document.

21.	THE ADMINISTRATIVE PARTIES

21.1	Appointment and duties of the Facility Agent

(a)	Save as provided in Clause 20.10 (Dutch Security), each Finance Party (other than the Facility Agent) irrevocably appoints the Facility Agent to act as its agent under the Finance Documents.

(b)	Each Finance Party irrevocably authorises the Facility Agent on its behalf to:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Finance Documents, together with any other incidental rights, powers and discretions; and

(ii)	execute each Finance Document expressed to be executed by the Facility Agent on that Party’s behalf.

(c)	The Facility Agent has only those duties which are expressly specified in the Finance Documents. Those duties are solely of a mechanical and administrative nature.

21.2	Role of the Arrangers

Except as specifically provided in the Finance Documents, the Arrangers in their capacity as Arrangers have no obligations of any kind to any other Party in connection with any Finance Document.

21.3	No fiduciary duties

Except as specifically provided in a Finance Document, nothing in the Finance Documents makes an Administrative Party a trustee or fiduciary for any other Party or any other person. No Administrative Party needs to hold in trust any moneys paid to it for a Party or be liable to account for interest on those moneys.

21.4	Individual position of an Administrative Party

(a)	If it is also a Lender, each Administrative Party has the same rights and powers under the Finance Documents as any other Lender and may exercise those rights and powers as though it were not an Administrative Party.

(b)	Each Administrative Party may:

(i)	carry on any business with the Borrower or its related entities (including acting as an agent or a trustee for any other financing); and

(ii)	retain any profits or remuneration it receives under the Finance Documents or in relation to any other business it carries on with the Borrower or its related entities.

21.5	Reliance

The Facility Agent may:

(a)	rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b)	rely on any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;

(c)	engage, pay for and rely on professional advisors selected by it including those representing a Party other than the Facility Agent; and

(d)	act under the Finance Documents through its personnel and agents.

21.6	Majority Lenders’ instructions

(a)	The Facility Agent is fully protected if it acts on the instructions of the Majority Lenders in the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by the Majority Lenders will be binding on all the Lenders. In the absence of instructions, then unless the Finance Documents expressly provide that the Facility Agent acts on the instructions of the Majority Lenders in exercising the relevant right, power or discretion, the Facility Agent may act as it considers to be in the best interests of all the Lenders.

(b)	Each Lender acknowledges and confirms that it shall act in a reasonable manner when reaching any decision as to the exercise or non-exercise of any right, power or discretion by the Facility Agent.

(c)	The Facility Agent may assume that unless it has received notice to the contrary, any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(d)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings in connection with any Finance Document.

(e)	The Facility Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it may incur in complying with the instructions of the Majority Lenders.

21.7	Responsibility

(a)	No Administrative Party is responsible to any other Finance Party for the adequacy, accuracy or completeness of:

(i)	any Finance Document or any other document; or

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Finance Document.

(b)	No Administrative Party is responsible for the legality, validity, effectiveness, adequacy, completeness or enforceability of any Finance Document or any other document.

(c)	Without affecting the responsibility of each Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of the Borrower and its related entities and the nature and extent of any recourse against any Party or its assets);

(ii)	has not relied exclusively on any information provided to it by any Administrative Party in connection with any Finance Document; and

(iii)	approves the form and content of each Finance Document.

(d)	The Facility` Agent is not liable to any Finance Party for any failure in perfecting or protecting any Security Interest unless directly caused by its gross negligence or wilful misconduct. This includes any failure to:

(i)	make any necessary registration, recording or filing of or otherwise protect the relevant Security Interest under any law in any jurisdiction;

(ii)	give notice to any person of the execution of any Security Document; or

(iii)	obtain any authorisation for the creation of any Security.

21.8	Exclusion of liability

(a)	The Facility Agent is not liable or responsible to any other Finance Party for any action taken or not taken by it in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in connection with any Finance Document. Any officer, employee or agent of the Facility Agent may rely on this Subclause 21.8 (Exclusion of liability) and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

21.9	Default

(a)	The Facility Agent is not obliged to monitor or enquire whether a Default has occurred. The Facility Agent is not deemed to have knowledge of the occurrence of a Default.

(b)	If the Facility Agent:

(i)	receives notice from a Party referring to this Agreement, describing a Default and stating that the event is a Default; or

(ii)	is aware of the non-payment of any principal or interest or any fee payable to a Lender under this Agreement, it must promptly notify the Lenders.

21.10	Information

(a)	The Facility Agent must promptly forward to the person concerned the original or a copy of any document which is delivered to the Facility Agent by a Party for that person.

(b)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	Except as provided above, the Facility Agent has no duty:

(i)	either initially or on a continuing basis to provide any Lender with any credit or other information concerning the risks arising under or in connection with the Finance Documents (including any information relating to the financial condition or affairs of the Representative Borrower or its related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(ii)	unless specifically requested to do so by a Lender in accordance with a Finance Document, to request any certificate or other document from the Representative Borrower.

(d)	In acting as the Facility Agent, the agency division of the Facility Agent is treated as a separate entity from its other divisions and departments. Any information acquired by the Facility Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Facility Agent may be treated as confidential by the Facility Agent and will not be treated as information possessed by the Facility Agent in its capacity as such.

(e)	The Representative Borrower irrevocably authorises the Facility Agent to disclose to the other Finance Parties any information which, is received by it in its capacity as the Facility Agent.

21.11	Indemnities

(a)	Without limiting the liability of each Borrower under the Finance Documents, each Lender must indemnify the Facility Agent for that Lender’s Pro Rata Share of any loss or liability incurred by the Facility Agent in acting as the Facility Agent, except to the extent that the loss or liability is caused by the Facility Agent’s gross negligence or wilful misconduct.

(b)	The Facility Agent may deduct from any amount received by it for a Lender any amount due to the Facility Agent from that Lender under a Finance Document but unpaid.

21.12	Compliance

Each Administrative Party may refrain from doing anything (including disclosing any information) which might, based on the reasonable opinion of its legal counsel, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

21.13	Resignation of the Facility Agent

(a)	The Facility Agent may resign by giving written notice to the Lenders and the Borrowers, in which case the Majority Lenders shall appoint a successor facility agent of which the Representative Borrower approves, such approval not to be unreasonably withheld or delayed.

(b)	If no successor Facility Agent has been appointed under paragraph (a) above within thirty (30) days after notice of resignation was given, the Facility Agent may appoint a successor Facility Agent which shall be of similar standing to the existing Facility Agent.

(c)	The resignation of the Facility Agent and the appointment of any successor facility agent will both become effective only when the successor facility agent (i) notifies all the Parties that it accepts its appointment and (ii) confirms that it is satisfied that the rights under the Security Documents have been assigned or transferred to it. On giving the notification and confirmation, the successor facility agent will succeed to the position of the Facility Agent and the term Facility Agent will mean the successor facility agent.

(d)	The retiring Facility Agent must, at its own cost, make available to the successor Facility Agent such documents and records and provide such assistance as the successor Facility

Agent may reasonably request for the purposes of performing its functions as the Facility Agent under the Finance Documents or to ensure that the Finance Documents constitute perfected and enforceable security in its favour (to the extent applicable).

(e)	Upon its resignation becoming effective, this Clause 21.13 (Resignation of the Facility Agent) will continue to benefit the retiring Facility Agent in respect of any action taken or not taken by it in connection with the Finance Documents while it was the Facility Agent, and, subject to paragraph (d) above, it will have no further obligations in its capacity as Facility Agent under any Finance Document.

(f)	The Majority Lenders may, by notice to the Facility Agent, require it to resign under paragraph (a) above.

21.14	Relationship with Lenders

(a)	The Facility Agent may treat each Lender as a Lender entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than five (5) Business Days’ prior notice from that Lender to the contrary.

(b)	The Facility Agent may at any time, and must if requested to do so by the Majority Lenders, convene a meeting of the Lenders.

(c)	The Facility Agent must keep a register of all the Parties and supply any other Party with a copy of the register on request. The register will include each Lender’s Facility Office(s) and contact details for the purposes of this Agreement.

21.15	Notice period

Where this Agreement specifies a minimum period of notice to be given to the Facility Agent, the Facility Agent may, at its discretion, accept a shorter notice period.

22.	EVIDENCE AND CALCULATIONS

22.1	Accounts

Accounts maintained by the Facility Agent in connection with this Agreement are conclusive (save for manifest error) evidence of the matters to which they relate for the purpose of any litigation or arbitration proceedings and shall provide a reasonably detailed breakdown.

22.2	Certificates and determinations

Any certification or determination by the Facility Agent of a rate or amount under the Finance Documents will be, in the absence of manifest error, conclusive evidence of the matters to which it relates and shall include a reasonably detailed breakdown.

22.3	Calculations

Any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or otherwise, depending on what the Facility Agent determines is market practice.

23.	FEES

23.1	Commitment fee

(a)	The Representative Borrower must pay to the Facility Agent for and on behalf of the Lenders a commitment fee calculated at the rate of 0.50 per cent. of the undrawn, uncancelled amount of the Total Commitments. The commitment fee shall accrue from the day following the Closing Date.

(b)	Accrued commitment fee is payable quarterly in arrears, the first payment falling due on the date which falls three (3) months after the Closing Date. Accrued commitment fee is also payable to the Facility Agent for a Lender on the date its Commitment is cancelled in full.

23.2	Underwriting and Arrangement fee

The Borrowers must pay to the Bookrunners arrangement fees in the manner agreed in the Fee Letter between the Bookrunners and the Representative Borrower.

23.3	Facility Agent’s fee

The Borrowers must pay to the Facility Agent an agency fee in the manner agreed in the Fee Letter between the Bookrunners and the Representative Borrower.

23.4	Refund of fees

The fees referred to in this Clause 23 (Fees) and the Fee Letter shall not be refunded under any circumstances whatsoever once they have been paid.

24.	INDEMNITIES AND BREAK COSTS

24.1	Currency indemnity

(a)	Each Borrower shall, as an independent obligation and within three (3) Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the Finance Party receiving an amount in respect of any Borrower’s liability under the Finance Documents; or

(ii)	that liability being converted into a claim, proof, judgment or order, in a currency other than the currency in which the amount is expressed to be payable under the relevant Finance Document.

(b)	Each Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

24.2	Other indemnities

(a)	Each Borrower shall, as an independent obligation and within three (3) Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the occurrence of any Event of Default;

(ii)	any failure by the Borrowers to pay any amount due under a Finance Document on its due date;

(iii)	(other than by reason of negligence or default by that Finance Party) a Loan (or part of a Loan) not being made after a Request has been delivered for that Loan; or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment.

The liability of the Borrowers in each case includes any cost, loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or any Loan.

(b)	Each Borrower must indemnify against any cost, loss or liability incurred by any Finance Party as a result of:

(i)	investigating any event which that Finance Party reasonably believes to be a Default; or

(ii)	acting or relying on any notice of that Borrower which that Finance Party reasonably believes to be genuine, correct and appropriately authorised.

(c)	The Borrowers must indemnify and agree to hold harmless the Finance Parties and in each case, each of its and their Affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party in whatever capacity) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and expenses (altogether Losses), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claim, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Finance Documents or the Related Contracts (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Facility. This indemnity shall apply whether or not such claims, investigation, litigation or proceeding is brought by the Borrowers, the shareholders of the Borrowers or the creditors of the Borrowers, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(d)	No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Borrowers or any shareholders or creditors of the Borrowers for or in connection with the transactions referred to in paragraph (c) above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(e)	The Borrowers must indemnify and hold each Finance Party harmless on a full indemnity basis, from and against each and every Loss:

(i)

arising directly or indirectly out of or in any way connected with the ownership, possession, performance, transportation, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, delivery, acceptance, leasing, subleasing, chartering, insurance, maintenance, repair, service, modification, refurbishment, dry docking, survey, conversion, overhaul, replacement, removal, repossession, return, redelivery, storage, sale, disposal, the complete or partial removal, decommissioning, making safe, destruction, abandonment or loss by the Borrowers, or any other person of any of the Vessels or caused by any of the Vessels becoming a wreck or an obstruction to navigation, whether or not such liability may be attributable to any defect in any of the Vessels or to the design, construction or use thereof or from any maintenance, service, repair, dry docking, overhaul, inspection or for any other reason whatsoever (whether similar to any of the foregoing or not), and regardless of when the same shall arise and whether or not any of the Vessels (or any part thereof) is in possession or control of the Borrowers, or the Manager or any other person and whether or not the same is in United Kingdom waters or abroad;

(ii)	arising directly or indirectly out of or in any way connected with any Release of Hazardous Material, any Environmental Claim in respect of a Vessel, or any breach of an Environmental Law or the terms and conditions of an Environmental Approval;

(iii)	as a consequence of any claim that any design, article or material in any of the Vessels or any part thereof or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right; or

(iv)	in preventing or attempting to prevent the arrest, seizure, taking in execution, requisition, impounding, forfeiture or detention of any of the Vessels or in securing or attempting to secure the release of any of the Vessels.

(f)	Clause 24.2(e) shall not extend to any claims, losses or liabilities (the “Losses”) incurred by the Finance Parties to the extent that such Losses are a result of the gross negligence or wilful misconduct of any of the Finance Parties.

24.3	Break Costs

(a)	Each Borrower must pay to each Lender, or as the case may be, each Swap Bank, its Break Costs in accordance with this Agreement.

(b)	In respect of a Lender, Break Costs are the amount (if any) determined by the relevant Lender by which:

(i)	the interest which that Lender would have received for the period from the date of receipt of payment of a Loan or an overdue amount to the last day of the current Term for that Loan or overdue amount if the principal or overdue amount received had been paid on the last day of that Term;

exceeds

(ii)	the amount which that Lender would be able to obtain by placing an amount equal to the amount received by it on deposit with a leading bank in the appropriate interbank market for a period starting on the Business Day following receipt and ending on the last day of the applicable Term.

(c)	In respect of a Swap Bank and a Swap Agreement, Break Costs are the amount (if any) determined by that Swap Bank as being an amount equal to any Swap Termination Payment for that Swap Agreement.

(d)	Each Lender must supply to the Representative Borrower details of the amount of any Break Costs claimed by it under this Clause 24 (Indemnities and Break Costs).

25.	EXPENSES

25.1	Initial costs

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of the Finance Documents.

25.2	Subsequent costs

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including reasonable or otherwise capped legal fees) incurred by it in connection with:

(a)	the negotiation, preparation, printing and execution of any Finance Document (other than a Transfer Certificate) executed after the date of this Agreement; and

(b)	any amendment, waiver or consent requested by or on behalf of the Borrowers or specifically allowed by this Agreement.

The Borrowers shall not be required to bear the amount of any costs and expenses (including reasonable or otherwise capped legal fees) incurred by a Lender or a New Lender (as that term is defined in Clause 28.2 (Assignments and transfers by Lender) in connection with any voluntary transfer made by a Lender under this Agreement or any of the Security Agreements. In the event that a Lender is required to undertake any such transfers as a result of the provisions of Clause 11.4 (Mitigation) any costs of that Lender or a New Lender arising out of such transfer shall be payable by the Borrowers.

25.3	Enforcement costs

The Borrowers must pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, any Finance Document.

26.	WAIVER OF CONSEQUENTIAL DAMAGES

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and each Borrower hereby waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue upon any such claim for any such damages, unless caused by the fraud, wilful default or gross negligence of the relevant Finance Party in performance of any of its obligations under this Agreement or any of the Finance Documents.

27.	AMENDMENTS AND WAIVERS

27.1	Procedure

(a)	Except as provided in this Clause 27 (Amendments and Waivers), no term of the Finance Documents may be amended or waived without the agreement of the Representative Borrower and the Majority Lenders. The Facility Agent may effect, on behalf of any Finance Party, an amendment or waiver allowed under this Clause 27 (Amendments and Waivers).

(b)	The Facility Agent must promptly notify the other Parties and the Swap Banks of any amendment or waiver effected by it under paragraph (a) above. Any such amendment or waiver is binding on all the Parties.

27.2	Exceptions

(a)	An amendment or waiver which relates to:

(i)	the definition of Majority Lenders in Clause 1.1 (Definitions);

(ii)	an extension of the date of payment of any amount to a Lender under the Finance Documents;

(iii)	a reduction in the amount of any payment of principal, interest, fee or other amount payable to a Lender under the Finance Documents;

(iv)	an increase in, or an extension of, a Commitment or the Total Commitments;

(v)	a release of a Borrower;

(vi)	a term of a Finance Document which expressly requires the consent of each Lender;

(vii)	the right of a Lender to assign or transfer its rights or obligations under the Finance Documents;

(viii)	a reduction in the Margin;

(ix)	the release of any Security Document other than in accordance with the terms of this Agreement; or

(x)	this Clause 27 (Amendments and Waivers),

may only be made with the consent of all the Lenders and the Representative Borrower such consent not to be unreasonably withheld or delayed.

(b)	An amendment or waiver which relates to the rights or obligations of an Administrative Party may only be made with the consent of that Administrative Party, the Majority Lenders and the Representative.

27.3	Change of currency

If a change in any currency of a country occurs (including where there is more than one currency or currency unit recognised at the same time as the lawful currency of a country), the Finance Documents will be amended to the extent the Facility Agent (acting reasonably and on the instructions of the Majority Lenders and after consultation with the Representative Borrower) determines is necessary to reflect the change.

27.4	Waivers and remedies cumulative

The rights of each Finance Party under the Finance Documents:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any right is not a waiver of that right.

28.	CHANGES TO THE PARTIES

28.1	Assignments and transfers by Obligors

No Borrower may assign or transfer any of its rights and obligations under the Finance Documents without the prior consent of all the Lenders.

28.2	Assignments and transfers by Lenders

(a)	A Lender (the Existing Lender) may, subject to the following provisions of this Clause 28.2 (Assignments and transfers by Lenders), at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to another bank, financial institution or to a trust, fund or other entity which is regularly engaged or established for the purpose of making, purchasing or otherwise investing in loans, securities or other financial assets (the New Lender) without the consent of any of the Borrowers.

(b)	An Existing Lender may at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to an Affiliate of the Existing Lender without the consent of any of the Borrowers.

(c)	A transfer of obligations will be effective only if either:

(i)	the obligations are novated in accordance with the following provisions of this Clause 28 (Changes to the Parties); or

(ii)	the New Lender confirms to the Facility Agent and the Representative Borrower in form and substance reasonably satisfactory to the Facility Agent and the Representative Borrower that it is bound by the terms of this Agreement.

(d)	On the transfer becoming effective in this manner, the relevant Lender will be released from its obligations under this Agreement to the extent that they are transferred to the New Lender.

(e)	Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

28.3	Procedure for transfer by way of novations

(a)	In this Clause 28.3 (Procedure for transfer by way of novations):

Transfer Date means, for a Transfer Certificate, the later of:

(i)	the proposed Transfer Date specified in that Transfer Certificate; and

(ii)	the date on which the Facility Agent executes that Transfer Certificate.

(b)	A novation is effected if:

(i)	the Existing Lender and the New Lender deliver to the Facility Agent a duly completed Transfer Certificate; and

(ii)	the Facility Agent executes it.

(c)	On the Transfer Date:

(i)	the New Lender will assume the rights and obligations of the Existing Lender expressed to be the subject of the novation in the Transfer Certificate in substitution for the Lender; and

(ii)	the Existing Lender will be released from those obligations and cease to have those rights.

(d)	Each Party (other than the Existing Lender and the New Lender) irrevocably authorises the Facility Agent to execute any duly completed Transfer Certificate on its behalf.

28.4	Limitation of responsibility of Existing Lender

(a)	Unless expressly agreed to the contrary, an Existing Lender is not responsible to a New Lender for:

(i)	the legality, validity, effectiveness, completeness, accuracy, adequacy or enforceability of any Finance Document or any other document;

(ii)	the financial condition of any Borrower;

(iii)	the performance and observance by any Borrower of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statement or information (whether written or oral) made in or supplied in connection with any Finance Document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of each Borrower and its related entities and the nature and extent of any recourse against any Party or its assets) in connection with its participation in this Agreement; and

(ii)	has not relied exclusively on any information supplied to it by the Existing Lender in connection with any Finance Document.

(c)	Nothing in any Finance Document requires an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 28 (Changes to the Parties); or

(ii)	support any losses incurred by the New Lender by reason of the non-performance by any Borrower of its obligations under any Finance Document or otherwise.

28.5	Costs resulting from change of Lender or Facility Office

If:

(a)	a Lender assigns or transfers any of its rights and obligations under the Finance Documents or changes its Facility Office; and

(b)	as a result of circumstances existing at the date on which the assignment, transfer or change occurs, a Borrower would be obliged to pay a Tax Payment or an Increased Cost,

then, (i) if it changes its Facility Office, the relevant Lender (directly or through the Facility Agent) shall inform the Representative Lender of such change of Facility Office and (ii) unless the assignment, transfer or change is made by a Lender to mitigate any circumstances giving rise to a Tax Payment, Increased Cost or a right to be prepaid and/or cancelled by reason of illegality or is after the occurrence of a Default which is continuing, the relevant Borrower need only pay that Tax Payment or Increased Cost to the same extent that it would have been obliged to if no assignment, transfer or change had occurred.

28.6	Changes to the Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent must (in consultation with the Borrower) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.7	Accession of a Borrower

(a)	The Representative Borrower shall procure that each of the Vessels listed in Part 2 of Schedule 1 is purchased in the performance of its obligations under the Asset Purchase Agreement by itself, one of the Original Borrowers or one of the entities listed in the column headed ‘Name of Borrower’ in Part 2 of Schedule 1 (Subsequent Borrower). If the purchaser of such Vessel is one of the Subsequent Borrowers, the Representative Borrower shall procure that such Subsequent Borrower becomes bound by the terms of this Agreement as a Borrower by executing and delivering to the Facility Agent a Borrower Accession Agreement.

(b)	If a drawdown is proposed under this Agreement in respect of an Identified Vessel or an Additional Vessel or any other vessel and such vessel is, or is to be, owned by a person other than an Original Borrower, the Representative Borrower shall procure that such person is a wholly owned Subsidiary of the Representative Borrower registered in Cyprus, the Marshall Islands, the United Kingdom or Bermuda or any other jurisdiction acceptable to the Facility Agent acting on the instructions of the Majority Lenders, and on or prior to the Utilisation Date in respect of the relevant drawdown, such person becomes bound by this Agreement as a Borrower by executing and delivering to the Facility Agent a Borrower Accession Agreement.

29.	DISCLOSURE OF INFORMATION

Until the date of the IPO or for one year from the date of signing of this Agreement, no Finance Party may disclose any information supplied to it, by or on behalf of the Borrowers, the Charterers or the Finance Documents relating to this Facility, save that each Finance Party may disclose such information as that Finance Party shall consider appropriate in respect of information supplied to it, by or on behalf of the Borrowers, the Charterers or the Finance Documents to:

(a)	in the case of any other Finance Party, any of its Affiliates; or

(b)	any other person to (or through) whom an Existing Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement or with (or through) whom a Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrowers; or

(c)	any person to whom, and to the extent that, information is required to be disclosed by any Applicable Law; or

(d)	any other Finance Party; or

(e)	to its and the Borrowers’ professional advisors,

PROVIDED ALWAYS that, in relation to paragraph (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking which includes the express prohibition on sharing information relating to this Facility. Except as provided in this Clause 29 (Disclosure of Information), a Lender may not disclose any information about any Borrower, the Charterers or the Finance Documents to any person.

30.	SET-OFF

A Finance Party may set off any matured obligation owed to it by a Borrower under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to that Borrower, regardless of the place of payment, booking branch or currency of either obligation, provided always that if a Finance Party intends to effect a set-off at a time when there is no continuing Event of Default, it shall give the Representative Borrower notice of its intention so to do. If the obligations are in different currencies, that Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.	PRO RATA SHARING

31.1	Redistribution

If any amount owing by a Borrower under this Agreement to a Lender (the recovering Lender) is discharged by payment, set-off or any other manner other than through the Facility Agent under this Agreement (a recovery), then:

(a)	the recovering Lender must, within three (3) Business Days, supply details of the recovery to the Facility Agent;

(b)	the Facility Agent must calculate whether the recovery is in excess of the amount which the recovering Lender would have received if the recovery had been received by the Facility Agent under this Agreement; and

(c)	the recovering Lender must pay to the Facility Agent an amount equal to such excess (the redistribution).

31.2	Effect of redistribution

(a)	The Facility Agent must treat a redistribution as if it were a payment by the relevant Borrower under this Agreement and distribute it among the Lenders, other than the recovering Lender, accordingly.

(b)	When the Facility Agent makes a distribution under paragraph (a) above, the recovering Lender will be subrogated to the rights of the Finance Parties which have shared in that redistribution.

(c)	If and to the extent that the recovering Lender is not able to rely on any rights of subrogation under paragraph (b) above, the relevant Borrower will owe the recovering Lender a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

(d)	If:

(e)	a recovering Lender must subsequently return a recovery, or an amount measured by reference to a recovery, to any Borrower; and

(f)	the recovering Lender has paid a redistribution in relation to that recovery,

each Finance Party must reimburse the recovering Lender all or the appropriate portion of the redistribution paid to that Finance Party, together with interest for the period while it held the re-distribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

31.3	Exceptions

Notwithstanding any other term of this Clause 31 (Pro Rata Sharing), a recovering Lender need not pay a redistribution to the extent that:

(a)	it would not, after the payment, have a valid claim against the relevant Borrower in the amount of the redistribution; or

(b)	it would be sharing with another Finance Party any amount which the recovering Lender has received or recovered as a result of legal or arbitration proceedings, where:

(i)	the recovering Lender notified the Facility Agent of those proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those proceedings but did not do so or did not take separate legal or arbitration proceedings as soon as reasonably practicable after receiving notice of them.

32.	SEVERABILITY

If a term of a Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts and by facsimile provided that original signed copies are provided within a reasonable period of time thereafter. This has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

34.	NOTICES

34.1	In writing

(a)	Any communication in connection with a Finance Document must be in writing and, unless otherwise stated, may be given in person, by post, fax, e-mail or by any other electronic communication approved by the Facility Agent.

(b)	For the purpose of the Finance Documents, an electronic communication will be treated as being in writing.

(c)	Unless it is agreed to the contrary, any consent or agreement required under a Finance Document must be given in writing.

34.2	Contact details

(a)	Except as provided below, the contact details of each Party for all communications in connection with the Finance Documents are those notified by that Party for this purpose to the Facility Agent on or before the date it becomes a Party. The Facility Agent shall distribute the details which it holds on request.

(b)	The contact details of the Representative Borrower for this purpose are:

Address:	Global Ship Lease, Inc.
Portland House
Stag Place
London SW1E 5RS
Fax number:	+44 (0) 20 7869 8119
Attention:	CFO

(c)	The contact details of the Facility Agent for this purpose are:

Address:	Fortis Syndicated Loans Agency
Coolsingel 93
3012 AE Rotterdam
The Netherlands

Tel number:	+31 (0) 10 401 6271
Fax number:	+31 (0) 10 401 5937
Attention:	Dingeman de Baan

(d)	A Party may change its contact details by giving five (5) Business Days’ notice to the Facility Agent or (in the case of the Facility Agent) to the other Parties.

(e)	Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

(f)	Any communication for a Borrower shall be sent to the Representative Borrower and service on the Representative Borrower in accordance with Clause 34.3 (Effectiveness) shall be deemed good service on the relevant Borrower.

34.3	Effectiveness

(a)	Except as provided below, any communication in connection with a Finance Document will be deemed to be given as follows:

(i)	if delivered in person, at the time of delivery;

(ii)	if posted, five (5) days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii)	if by fax, when received in legible form; and

(iv)	if by e-mail or any other electronic communication, when received in legible form.

(b)	A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c)	A communication or document to be made or delivered to the Facility Agent will be effective only when received by the Facility Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent’s signature below (or any substitute department or officer as the Facility Agent shall specify for this purpose).

34.4	Borrowers

All communications under the Finance Documents to or from a Borrower must be sent through the Facility Agent or with a copy to the Facility Agent.

34.5	Entire Agreement

This Agreement and the other Finance Documents entered into pursuant to this Agreement contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to such transactions.

35.	LANGUAGE

(a)	Any notice given in connection with a Finance Document must be in English.

(b)	Any other document provided in connection with a Finance Document must be:

(i)	in English; or

(ii)	(unless the Facility Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

36.	GOVERNING LAW

This Agreement is governed by English law.

37.	ENFORCEMENT

37.1	Jurisdiction

(a)	The English courts have jurisdiction to settle any dispute in connection with any Finance Document.

(b)	The English courts are the most appropriate and convenient courts to settle any such dispute.

(c)	This Clause is for the benefit of the Lenders only. To the extent allowed by law, the Lenders may take:

(i)	proceedings in any other court; and

(ii)	concurrent proceedings in any number of jurisdictions.

37.2	Service of process

(a)	Each Borrower irrevocably appoints GSLS at its registered office from time to time as its agent under the Finance Documents for service of process in any proceedings before the English courts.

(b)	If any person appointed as process agent is unable for any reason to act as agent for service of process, the Borrowers must immediately appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

(c)	Each Borrower agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

(d)	This Clause does not affect any other method of service allowed by law.

37.3	Waiver of immunity

Each Borrower irrevocably and unconditionally:

(a)	agrees not to claim any immunity from proceedings brought by a Finance Party against it in relation to a Finance Document and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SIGNATORIES

Representative Borrower

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Ian J. Webber

Original Borrowers

GLOBAL SHIP LEASE 1 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 2 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 3 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 4 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 5 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 6 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 7 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 8 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 9 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 10 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 11 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 12 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 13 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 14 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 15 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE 16 LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

GSL ALCAZAR INC

By:	/s/ Ian J. Webber
Ian J. Webber

GSL CHÂTEAU D’IF INC

By:	/s/ Ian J. Webber
Ian J. Webber

GLOBAL SHIP LEASE SERVICES LIMITED

By:	/s/ Ian J. Webber
Ian J. Webber

The Facility Agent

FORTIS BANK (NEDERLAND) N.V.

By:	/s/ L.J.M. van der Knaap
L.J.M. van der Knaap

/s/ M.G. Meijer
M.G. Meijer

Current Lenders

FORTIS BANK (NEDERLAND) N.V.

By:	/s/ A. L. Lockhurst
A. L. Lockhurst

/s/ P.R.G. Zaman
P.R.G. Zaman

CITIBANK N.A., LONDON BRANCH

By:	/s/ Simon Booth
Simon Booth
Managing Director

HSH NORDBANK AG

By:	/s/ Becklas
Becklas
Vice President

/s/ Fahrmann
Fahrmann
Vice President

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:	/s/ Eric Schipper
Eric Schipper
Assistant General Manager

DNB NOR BANK ASA

By:	/s/ Michael Rifian
Michael Rifian

/s/ David Rolls
David Rolls

KFW IPEX-BANK GMBH

By:	/s/ Josef Schmid
Josef Schmid
Vice President

/s/ Vera Schultze
Vera Schultze
Senior Project Manager

BANK OF SCOTLAND PLC

By:	/s/ John Lowe
John Lowe
Director

The Mandated Lead Arrangers

FORTIS BANK (NEDERLAND) N.V.

By:	/s/ A.L Lockhurst
A.L. Lockhurst

/s/ P.R.G. Zaman
P.R.G. Zaman

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Simon Booth
Simon Booth
Managing Director

HSH NORDBANK AG

By:	/s/ Becklas
Becklas
Vice President

/s/ Fahrmann
Fahrmann
Vice President

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:	/s/ Eric Schipper
Eric Schipper
Assistant General Manager

DNB NOR BANK ASA

By:	/s/ Michael Rifian
Michael Rifian

/s/ David Rolls
David Rolls